TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 1
1
2
3
4
5
TD Bank Group Reports Third Quarter 2026 Results

Report to Shareholders

•
Three and nine months ended July 31,

2026
The financial information in this document is reported

in Canadian dollars and is based on

the Bank’s unaudited Interim Consolidated

Financial Statements
prepared in accordance with International Financial

Reporting Standards (IFRS) as issued by the

International Accounting Standards Board

(IASB), unless
otherwise noted. Certain comparative amounts

have been revised to conform with the presentation

adopted in the current period.
Reported results conform with generally accepted

accounting principles (GAAP), in accordance

with IFRS. Adjusted results are non-GAAP financial

measures.
For additional information about the Bank’s use of

non-GAAP financial measures, refer to “Non-GAAP

and Other Financial Measures” in

the “How We Performed”,
or “How Our Businesses Performed” sections

of this document.
THIRD QUARTER FINANCIAL HIGHLIGHTS,

compared with the third quarter

last year:
●
Reported diluted earnings per share were

$2.74, compared with $1.89.
●
Adjusted diluted earnings per share were

$2.77, compared with $2.20.
●
Reported net income was $4,615 million,

compared with $3,336 million.
●
Adjusted net income was $4,671 million,

compared with $3,871 million.
YEAR-TO-DATE FINANCIAL HIGHLIGHTS, nine months ended July

31, 2026, compared with the corresponding

period last year:
●
Reported diluted earnings per share were

$7.50, compared with $9.72.
●
Adjusted diluted earnings per share were

$7.59, compared with $6.19.
●
Reported net income was $12,909 million,

compared with $17,258 million.
●
Adjusted net income was $13,055 million,

compared with $11,120 million.
THIRD QUARTER ADJUSTMENTS (ITEMS

OF NOTE)
The third quarter reported earnings figures

included the following items of note:
●
Amortization of acquired intangibles

of $34 million ($25 million after tax or 1

cent per share), compared with $33 million

($25 million after tax or
1 cent per share) in the third quarter last

year.
●
Impact from the terminated First Horizon

Corporation (FHN) acquisition-related

capital hedging strategy of $41 million ($31

million after tax or
2 cents per share), compared with $55 million

($41 million after tax or 2 cents per

share) in the third quarter last year.
TORONTO
, August 27, 2026 – TD Bank Group (“TD”

or the “Bank”) today announced its financial

results for the third quarter ended July

31, 2026. Reported
earnings and earnings per share were $4.6

billion and $2.74,

compared with $3.3 billion and $1.89, respectively, in the third quarter last year. Adjusted earnings
and earnings per share were $4.7 billion and

$2.77, up 21% and 26%, respectively, year-over-year.
“TD had a very strong quarter, with record earnings in our

Canadian businesses and Wholesale Banking,

and growing momentum in U.S. Banking,”

said Raymond
Chun, Group President and CEO, TD Bank

Group. “With a focus on disciplined execution,

ROE was up significantly and we generated

positive operating leverage
while continuing to invest in front-line

talent, AI and innovation to deepen client

relationships and grow the Bank. One year

after Investor Day, we are delivering on
our commitments, executing our strategy and

creating value for our shareholders.”
Canadian Personal and Commercial

Banking delivered record revenue,

earnings, deposit and loan volumes
Canadian Personal and Commercial

Banking net income was $2,095

million, an increase of 7% year-over-year, primarily reflecting higher pre-tax, pre-provision
earnings (PTPP)
,
. Revenue for the quarter was $5,517

million, up 5% year-over-year, driven by deposit and loan

volume growth and higher margins.
Canadian Personal Banking delivered acquisition

momentum in day-to-day banking products,

including a record Q3 in digital sales,

which were up 17% year-
over-year.
The business reinforced its digital leadership,

with TD ranking #1 in Customer Satisfaction

with Mobile Banking Apps according

to JD Power
.

Canadian
Business Banking delivered strong deposit

and loan growth this quarter,

reflecting the benefits of its distribution expansion,

and increased commercial client
acquisition by 10% year-to-date.
U.S. Banking results demonstrate earnings

power of the franchise

U.S. Banking net income was $1,074

million (US$771 million), an increase of 41% (39%

in U.S. dollars) year-over-year on a

reported basis, and an increase of
12% (11% in U.S. dollars) year-over-year on an adjusted basis.

The segment delivered a return on equity of

10.2%, up 310 basis points year-over-year

on a
reported basis, and 130 basis points year-over-year

on an adjusted basis, as the business

continued to optimize its balance sheet and manage

capital with
discipline.

U.S. Banking loans were positive sequentially, reflecting growth in middle market commercial lending and

TD's proprietary credit card balances.

In U.S. Wealth,
record mass affluent investment assets were driven

by net asset growth and market appreciation.

TD Auto Finance U.S. was ranked #1 in Dealer

Satisfaction
among National Prime Credit Non-Captive

Automotive Finance Lenders for the seventh

consecutive year in the JD Power 2026

U.S. Dealer Financing Satisfaction
Study
.
Wealth Management and Insurance delivered

record revenue, earnings and assets
Wealth Management and Insurance net income

was $841 million, an increase of 20% year-over-year, driven by record assets, higher insurance earned premiums,
and deposit volume growth.
1
PTPP is a non-GAAP financial measure, calculated by subtracting Canadian Personal and Commercial Banking segment’s reported non-interest expenses from reported revenue. Reported revenue –
Q3 2026: $5,517 million, Q3 2025: $5,241 million. Reported non-interest expenses – Q3 2026: $2,131 million, Q3 2025: $2,066 million. PTPP – Q3 2026: $3,386 million, Q3 2025: $3,175 million.
2
For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.

3

Includes chequing, savings and credit cards.
4
TD received the highest score in the JD Power 2026 Canada Banking Mobile App Satisfaction Study which measures customer satisfaction with financial institutions' mobile applications for banking account management. Visit jdpower.com/awards for more details.
5
TD Auto Finance U.S. received the highest score in the non-captive national-prime segment in the JD Power 2020-2026 U.S. Dealer Financing Satisfaction Studies of dealers’ satisfaction with automotive finance providers. Visit jdpower.com/awards for more details.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 2
Wealth Management continued to expand its client

base and drive higher engagement,

with new accounts up 26% year-over-year. The business continued

to gain
momentum among new investors, with

average trades per day up 20% year-over-year

in TD Direct Investing. TD Insurance and

REALTOR.ca launched an
integrated digital experience that brings home

insurance guidance into the home-buying

journey, helping Canadians make more informed decisions

to protect one
of their largest investments.
Wholesale Banking delivered record

revenue and earnings
Wholesale Banking net income was $743

million, an increase of 87% year-over-year on a reported

basis and 76% year-over-year on an adjusted

basis, primarily
reflecting higher revenues and lower PCL,

partially offset by higher non-interest expenses.

Wholesale Banking delivered record performance,

leveraging the strength of its platform amid

heightened client activity and favourable

market conditions to
achieve revenue growth of 25% year-over-year. Combined

with disciplined expense and capital management,

this strong momentum drove a return on

equity of
16.7%.
Capital
TD’s Common Equity Tier 1 Capital ratio was 14.3%.
Conclusion
“We enter the final quarter of 2026 from a position

of strength, moving with speed to capture

the significant growth opportunities across

our businesses,” added
Chun. “TD's strong capital position enables

us to support our clients' growing needs, invest

in our business and return excess capital

to our shareholders. I am
proud of what our colleagues have accomplished

and thank them for their continued

commitment to our clients and our Bank.”
The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements”

on page 4.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 3
ENHANCED DISCLOSURE TASK FORCE
The Enhanced Disclosure Task Force (EDTF) was established by the Financial

Stability Board (FSB) in 2012 to identify

fundamental disclosure principles,
recommendations and leading practices to enhance

risk disclosures of banks. The index

below includes the recommendations (as

published by the EDTF) and
lists the location of the related EDTF disclosures

presented in the third quarter 2026 Report to

Shareholders (RTS), Supplemental Financial

Information (SFI), or
Supplemental Regulatory Disclosures (SRD).

Information on TD’s website, SFI, and SRD is not

and should not be considered incorporated

herein by reference
into the third quarter 2026 RTS, Management’s Discussion

and Analysis, or the Interim Consolidated

Financial Statements. Certain disclosure references

have
been made to the Bank’s 2025

Annual Report.
Type of
Risk
Topic EDTF Disclosure
Page
RTS
Third

Quarter
2026
SFI
Third

Quarter
2026
SRD
Third

Quarter
2026
Annual Report
2025
General
1 Present all related risk information together in any particular report.
Refer to below for location of disclosures
2
The bank’s risk terminology and risk measures and present key parameter values used.
92-99, 103, 108,
110, 112,
123-126
3 Describe and discuss top and emerging risks. 82-91
4
Outline plans to meet each new key regulatory ratio once applicable rules are finalized.
31 78, 120
Risk
Governance
and Risk
Management
and
Business
Model
5
Summarize the bank’s risk management organization, processes, and key functions.
93-97
6
Description of the bank’s risk culture and procedures applied to support the culture.
92-93
7
Description of key risks that arise from the bank’s business models and activities.
77, 92, 98-127
8
Description of stress testing within the bank’s risk governance and capital frameworks.
75, 97-98, 106,
123
Capital
Adequacy
and Risk
Weighted
Assets
9
Pillar 1 capital requirements and the impact for global systemically important banks.

29-31,79 1-3, 6 72-74, 79, 235
10
Composition of capital and reconciliation of accounting balance sheet to the regulatory balance sheet.
1-3, 5 72
11
Flow statement of the movements in regulatory capital.

4
12
Discussion of capital planning within a more general discussion of management’s strategic planning.

73-76, 123
13
Analysis of how risk-weighted asset (RWA) relate to business activities

and
related risks.

9-15 76-77
14
Analysis of capital requirements for each method used for calculating RWA.

13
100-101, 103,
105-106
15
Tabulate credit risk in the banking book

for Basel asset classes and major
portfolios.

36-53, 59-65
16
Flow statement reconciling the movements of RWA by risk type.

18-19
17 Discussion of Basel III back-testing requirements. 80
102, 106,
110-111
Liquidity 18 The bank’s management of liquidity needs and liquidity reserves. 37-38, 40-41
112-114, 116

-117
Funding
19
Encumbered and unencumbered assets in a table by balance sheet category.
39 115, 229
20
Tabulate consolidated total assets, liabilities

and off-balance sheet
commitments by remaining contractual maturity at the balance sheet date.
120-122
21 Discussion of the bank’s funding sources and the bank’s funding strategy. 39-40, 42-44 118-120
Market Risk
22
Linkage of market risk measures for trading and non-trading portfolio and balance sheet.
34 104
23 Breakdown of significant trading and non-trading market risk factors. 34, 36 104, 106-108
24
Significant market risk measurement model limitations and validation procedures.
35 105-108, 110-111
25
Primary risk management techniques beyond reported risk measures and parameters.
35 105-108
Credit Risk
26
Provide information that facilitates users’ understanding of the bank’s credit risk profile, including any significant credit risk concentrations.
26-29, 61-70 23-38
1-5, 13, 18,
20-70, 72-80
59-71, 99-103,
184-191, 201,
203-204, 233-234
27 Description of the bank’s policies for identifying impaired loans. 69
68, 160-161,
167-168, 191
28
Reconciliation of the opening and closing balances of impaired loans in the period and the allowance for loan losses.
27, 64-68 27, 31 66, 187-189
29
Analysis of the bank’s counterparty credit risks that arise from derivative transactions.
54-55, 66-70
101, 171-172,
195-197,
201, 203-204
30
Discussion of credit risk mitigation, including collateral held for all sources of credit risk.

102, 164,
171-172
Other Risks
31
Description of ‘other risk’ types based on management’s classifications and discuss how each one is identified, governed, measured, and managed.
108-112, 123-127
32 Discuss publicly known risk events related to other risks. 76-77 90-91, 227-229

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 4
TABLE OF CONTENTS
MANAGEMENT’S DISCUSSION AND ANALYSIS
4 Caution Regarding Forward-Looking Statements 45 Accounting Policies and Estimates
5 Financial Highlights 45
Changes in Internal Control over Financial

Reporting
6
Update on the Remediation of the U.S. Bank

Secrecy Act/Anti-Money
46 Glossary
Laundering Program and Enterprise AML Program
8 How We Performed INTERIM CONSOLIDATED FINANCIAL STATEMENTS
11 Financial Results Overview 49 Interim Consolidated Balance Sheet
15 How Our Businesses Performed 50 Interim Consolidated Statement of Income
24 Quarterly Results 51
Interim Consolidated Statement of Comprehensive

Income
25 Balance Sheet Review 52
Interim Consolidated Statement of Changes

in Equity
26 Credit Portfolio Quality 53
Interim Consolidated Statement of Cash

Flows
29 Capital Position
54
Notes to Interim Consolidated Financial Statements
32 Risk Factors and Management
32 Managing Risk
45 Securitization and Off-Balance Sheet Arrangements 81 SHAREHOLDER AND INVESTOR INFORMATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

OF OPERATING

PERFORMANCE
This Management’s Discussion and Analysis (MD&A)

is presented to enable readers

to assess material changes in the financial

condition and operating results of
TD Bank Group (“TD” or the “Bank”) for the

three and nine months ended July 31,

2026, compared with the corresponding

periods shown. This MD&A should be
read in conjunction with the Bank’s unaudited Interim

Consolidated Financial Statements included

in this Report to Shareholders and with

the 2025 Annual
Consolidated Financial Statements and 2025

MD&A. This MD&A is dated August 26, 2026.

Unless otherwise indicated, all amounts are

expressed in Canadian
dollars and have been primarily derived

from the Bank’s 2025 Annual Consolidated Financial

Statements or Interim Consolidated

Financial Statements, prepared
in accordance with IFRS as issued by the

IASB. Note that certain comparative amounts

have been revised to conform with the presentation

adopted in the current
period. Additional information relating

to the Bank, including the Bank’s 2025

Annual Information Form, is available

on the Bank’s website at http://www.td.com as
well as on SEDAR+

at http://www.sedarplus.ca and on the SEC’s website at http://www.sec.gov (EDGAR filers section).
Caution Regarding Forward-Looking Statements
From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities

and
Exchange Commission (SEC), and in other communications. In addition, representatives of the

Bank may make forward-looking statements orally to analysts, investors, the media, and others. All such statements are made
pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995.
Forward-looking statements include, but are not limited to, statements made in this document,

the Management’s Discussion and Analysis (2025 MD&A) in the Bank’s 2025 Annual Report under the heading “Economic
Summary and Outlook”, under the headings “Key Priorities for 2026” and “Operating Environment and

Outlook” for the Canadian Personal and Commercial Banking, U.S. Banking, Wealth Management and Insurance,

and
Wholesale Banking segments, and in other statements regarding the Bank’s objectives and priorities for 2026 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, targets

and
commitments, the Bank’s anticipated financial performance and the outlook for the Bank’s operations or the Canadian,

U.S. and global economies.

Forward-looking statements are typically identified by words such as “will”, “would”, “should”, "suggest",

"seek", “believe”, “expect”, “anticipate”, “intend”, "ambition", "strive", "confident", “estimate”, “forecast”,

“outlook”,
“plan”, “goal”, "commit", “target”, "objective", "timeline", “possible”, “potential”, “predict”, “project”, "foresee",

“may”, and “could” and similar expressions or variations thereof, or the negative thereof, but these terms are not
the exclusive means of identifying such statements. By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties,

general and specific.
Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations, predictions, forecasts,

projections, estimates, targets, or intentions expressed in the forward-looking statements. Examples of such risk factors include general business and economic conditions in the regions in which the

Bank operates; geopolitical risk (including policy, trade and tax-related risks and the potential impact of any new or elevated tariffs or any retaliatory tariffs); inflation, interest rates and recession uncertainty; risks associated with the remediation of the Bank’s U.S. Bank Secrecy Act (BSA)/anti-money laundering (AML) program and Enterprise AML program; regulatory oversight and compliance risk; the ability of the Bank to execute on long-term strategies,

shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions

and
integration of acquisitions, the ability of the Bank to achieve its financial or strategic objectives with respect to its investments, business retention plans, and other strategic plans; risks associated with the insured deposit
account agreement between the Bank and The Charles Schwab Corporation; technology and cyber security risk (including cyber-attacks, data security breaches or technology failures) on the

Bank’s technologies, systems
and networks, those of the Bank’s customers (including their own devices), and third parties providing services to the Bank; data risk; model risk; external fraud activity; insider risk; conduct risk; the failure of third parties to
comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third-parties; the impact of new and changes to,

or application
of, current laws, rules and regulations, including consumer protection laws and regulations, tax laws, capital guidelines and liquidity regulatory guidance; environmental and social risk (including climate-related risk);
exposure related to litigation and regulatory matters; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology;
ability of the Bank to attract, develop, and retain key talent; changes in foreign exchange rates,

interest rates, credit spreads. equity prices and commodity prices; downgrade, suspension or withdrawal of ratings assigned by
any rating agency; the value and market price of the Bank’s common shares and other securities may be impacted by market conditions and other factors; the interconnectivity of financial institutions including existing

and
potential international debt crises; increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards,

policies, and methods
used by the Bank; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other
factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2025 MD&A, and the sections related to strategic, credit, market
(including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, process, systems, data, third-party, fraud, infrastructure, insider and conduct), model, insurance, liquidity, capital adequacy, compliance, financial crime, reputational, environmental and social risk in the “Managing Risk” section of the 2025 MD&A, as may be updated in subsequently filed quarterly reports to
shareholders and news releases (as applicable) related to any events or transactions discussed under the headings “Significant

Events” or “Update on U.S. Bank Secrecy Act (BSA)/Anti-Money Laundering (AML) Program
Remediation and Enterprise AML Program Improvement Activities“ in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking
statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2025 MD&A under the headings “Economic Summary and Outlook” and “Significant Events”,
under the headings “Key Priorities for 2026” and “Operating Environment and Outlook” for

the Canadian Personal and Commercial Banking, U.S. Banking, Wealth Management and Insurance, and

Wholesale Banking
segments, each as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable).

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank
does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.
This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors,

on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 5
TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2026 2026 2025 2026 2025
Results of operations
Total revenue – reported $ 16,885 $ 15,797 $ 15,297 $ 49,267 $ 52,283
Total revenue – adjusted 1 16,926 16,037 15,614 49,592 45,782
Provision for (recovery of) credit losses 917 1,001 971 2,957 3,524
Insurance service expenses (ISE) 1,646 1,398 1,563 4,666 4,487
Non-interest expenses – reported 8,475 8,372 8,522 25,600 24,731
Non-interest expenses – adjusted 1 8,441 8,339 8,124 25,343 24,015
Net income – reported 4,615 4,251 3,336 12,909 17,258
Net income – adjusted 1 4,671 4,168 3,871 13,055 11,120
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses $ 991.0 $ 964.3 $ 936.1 $ 991.0 $ 936.1
Total assets 2,111.9 2,085.1 2,035.2 2,111.9 2,035.2
Total deposits 1,260.7 1,243.4 1,256.9 1,260.7 1,256.9
Total equity 127.0 124.3 125.4 127.0 125.4
Total risk-weighted assets 2 653.4 641.4 627.2 653.4 627.2
Financial ratios
Return on common equity (ROE) – reported
3
15.8% 14.7% 11.3% 14.6% 20.2%
Return on common equity – adjusted 1 16.0 14.4 13.2 14.8 12.9
Return on tangible common equity (ROTCE) 1,3 19.0 17.7 13.6 17.6 25.2
Return on tangible common equity – adjusted 1 19.1 17.2 15.8 17.7 15.9
Efficiency ratio – reported 3 50.2 53.0 55.7 52.0 47.3
Efficiency ratio – adjusted, net of ISE
1,3,4
55.2 57.0 57.8 56.4 58.2
Provision for (recovery of) credit losses

as a % of net

average loans 0.37 0.43 0.41 0.41 0.50
Common share information – reported (Canadian dollars)
Per share earnings
Basic $ 2.75 $ 2.44 $ 1.89 $ 7.53 $ 9.73
Diluted 2.74 2.43 1.89 7.50 9.72
Dividends per share 1.12 1.08 1.05 3.28 3.15
Book value per share 3 69.69 68.22 67.13 69.69 67.13
Closing share price (TSX) 5 168.04 146.33 100.92 168.04 100.92
Shares outstanding (millions)
Average basic 1,646.0 1,660.7 1,716.7 1,662.3 1,735.7
Average diluted 1,652.2 1,665.5 1,718.9 1,667.6 1,737.0
End of period 1,638.4 1,652.1 1,707.2 1,638.4 1,707.2
Market capitalization (billions of Canadian dollars) $ 275.3 $ 241.7 $ 172.3 $ 275.3 $ 172.3
Dividend yield
3
2.8% 3.2% 4.4% 3.1% 4.9%
Dividend payout ratio 3 40.7 44.1 55.4 43.4 32.3
Price-earnings ratio
3
18.0 17.3 8.6 18.0 8.6
Total shareholder return (1 year) 3 71.9 72.2 30.0 71.9 30.0
Common share information – adjusted (Canadian dollars) 1
Per share earnings
Basic $ 2.78 $ 2.39 $ 2.20 $ 7.61 $ 6.19
Diluted 2.77 2.38 2.20 7.59 6.19
Dividend payout ratio 40.2% 45.0% 47.5% 42.9% 50.7%
Price-earnings ratio 17.2 15.9 12.8 17.2 12.8
Capital ratios 2
Common Equity Tier 1 (CET1) Capital ratio 14.3% 14.3% 14.8% 14.3% 14.8%
Tier 1 Capital ratio 16.1 16.0 16.5 16.1 16.5
Total Capital ratio 17.9 17.8 18.4 17.9 18.4
Leverage ratio 4.5 4.5 4.6 4.5 4.6
Total Loss Absorbing Capacity (TLAC) ratio 31.1 31.1 30.9 31.1 30.9
TLAC Leverage ratio 8.8 8.8 8.7 8.8 8.7
1

The Toronto-Dominion Bank (“TD” or the

“Bank”) prepares its Interim Consolidated Financial Statements in accordance with IFRS,

the current GAAP, and refers

to results prepared in
accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP financial measures such as “adjusted” results and non-GAAP ratios to assess each of its businesses and to measure overall Bank performance. To

arrive at adjusted results, the Bank adjusts reported results for “items of note”. Refer to “How We

Performed” or “How Our Businesses
Performed” sections

of this document for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results. Non-GAAP financial measures and ratios used
in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.
2

These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy

Requirements
(CAR), Leverage Requirements (LR), and Total

Loss Absorbing Capacity (TLAC) guidelines.

Refer to the “Capital Position” section of this document for further details.
3

For additional information about these metrics, refer to the Glossary of this document.
4

Efficiency ratio – adjusted, net of ISE is calculated by dividing adjusted non-interest expenses by adjusted total revenue, net of ISE. Adjusted total revenue, net of ISE –
Q3 2026: $15,280 million, Q2 2026: $14,639 million, Q3 2025: $14,051 million, 2026 YTD: $44,926 million, 2025

YTD: $41,295 million.

Toronto Stock Exchange closing market

price.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 6

UPDATE ON THE

REMEDIATION

OF THE U.S. BANK SECRECY ACT/ANTI-MONEY LAUNDERING

PROGRAM AND
ENTERPRISE AML PROGRAM
As previously disclosed, on October 10, 2024,

the Bank announced that, following active

cooperation and engagement with authorities and

regulators, it reached a
resolution (the “Global Resolution”) of

previously disclosed investigations related

to its U.S. BSA/AML program. The Bank

and certain of its U.S. subsidiaries
consented to orders with the Office of the Comptroller

of the Currency (“OCC”), the Federal

Reserve Board (“FRB”), and the Financial Crimes

Enforcement
Network (“FinCEN”) and entered into plea agreements

with the Department of Justice (“DOJ”), Criminal

Division, Money Laundering and Asset

Recovery Section
and the United States Attorney’s Office for the District

of New Jersey. The full terms of the consent orders and plea agreements are available on the Bank’s issuer
profile on SEDAR+ at www.sedarplus.com.
The Bank is focused on meeting the terms

of the consent orders and plea agreements,

including meeting the requirements to remediate

the Bank’s U.S. BSA/AML
program. In addition, the Bank is also undertaking

remediation of the Bank’s enterprise-wide AML/Anti-Terrorist Financing and Sanctions

Programs (“Enterprise
AML Program”).
For additional information on the risks associated

with the remediation of the Bank’s U.S. BSA/AML

program and the Bank’s Enterprise AML Program,

see the
“Risk Factors That May Affect Future Results –

Remediation of the Bank’s U.S. BSA/AML Program

and Enterprise AML Program” section

of the 2025 MD&A.
Update on the Remediation of the U.S.

AML Program
The Bank remains focused on remediating

its U.S. BSA/AML program to meet the requirements

of the Global Resolution. The Bank continues

to work on its
management remediation actions (the term

“management remediation actions” is

not a regulatory definition and is considered by

the Bank to consist of the root
cause assessments, data preparation, design,

documentation, frameworks, policies, standards,

training, processes, systems, testing and implementation

of
controls, as well as the hiring of resources)

with significant work and important milestones

remaining in calendar 2026 and calendar 2027

including the Suspicious
Activity Report lookback per the OCC consent

order which management expects

to complete in calendar 2027. For fiscal 2026,

the Bank expects U.S. BSA/AML
remediation and related governance and

control investments to be approximately

US$550 million pre-tax,

higher than the previous guidance of

US$500 million
due to increased costs associated with lookback

activities. All management remediation

actions will be subject to demonstrated

sustainability and validation by the
Bank’s internal audit function (with such activities

currently planned for calendar 2026 and calendar

2027), as well as the review by the appointed

monitor, and,
ultimately, the review and approval of the Bank’s U.S. banking regulators and the DOJ. Following such independent reviews,

testing, and validation, there could be
additional management remediation actions

that would take place after calendar 2027

in which case the overall remediation

timeline may be extended. In addition,
as the Bank undertakes the lookback reviews,

the Bank may be required to further expand

the scope of the review, either in terms of the subjects being addressed
and/or the time period reviewed. The following

graph illustrates the Bank’s expected remediation

plan and progress on a calendar year basis,

based on its work to
date:
The Bank’s remediation timeline is based on

the Bank’s current plans, as well as assumptions

related to the duration of remediation activities,

including the
completion of lookback reviews. The Bank’s

ability to meet its planned remediation

milestones assumes that the Bank will be able

to successfully execute against
its U.S. BSA/AML remediation program plan,

which is subject to inherent risks and uncertainties

including the Bank’s ability to attract and retain key

employees,
the ability of third parties to deliver on their

contractual obligations, the successful development

and implementation of required technology

solutions, and data
availability to complete the required lookback

reviews. Furthermore, the execution

of the U.S. BSA/AML remediation plan,

including these planned milestones, will
not be entirely within the Bank’s control because

of various factors such as (i) the requirement

to obtain regulatory approval

or non-objection before proceeding
with various steps, and (ii) the requirement

for the various deliverables to be acceptable

to the regulators and/or the monitor. As of the date hereof,

the Bank
believes that it and its applicable U.S. subsidiaries

have taken such actions as are required

of them to date under the terms of the consent

orders and plea
agreements and is not aware of them being in

breach of the same. For information

about the Bank’s AML governance framework,

see the “Managing Risk” section
of the Bank’s 2025 Annual Report.
While substantial work remains, the

Bank is making progress on remediating

and strengthening its U.S. BSA/AML program

as previously disclosed including
continued improvements through:

1)

a more mature assessment of the U.S. Bank’s

inherent financial crime risk profile and

increased frequency of transaction

monitoring coverage
assessments which together provide greater

visibility into emerging and evolving risks,

help ensure monitoring is aligned to those

risks, and allow the
Bank to more dynamically respond to those

risks;
2)

enhanced anti-trafficking and fraud detection efforts through investigative partnerships, improving

the Bank’s ability to detect and respond to evolving
financial crime threats;

3)

the rollout of new specialized financial crime

risk training courses for colleagues

in higher-risk business lines that are designed

to enhance the
expertise of front-line teams operating in

areas with elevated AML risk and reinforce

the consistent application of our policies,

standards and controls;
and
4)

continued progress by the third-party vendor

against multiple populations of lookback

reviews.

Going forward, the Bank’s focus will be on

continuing to remediate and strengthen its

U.S. BSA/AML program, including:
1)

further deployments of the new KYC

platform;
2)

further deployments of machine learning

and specialized AI;
3)

deployment of an enhanced currency transaction

reporting platform;
6

The total amount expected to be spent on remediation and governance and control investments is subject to inherent uncertainties and may vary based on (i) the scope of work in the
U.S. BSA/AML remediation plan, which could change as a result of additional findings that are identified as work progresses, (ii) actual third party monitor and lookback review costs, which could vary from initial estimates and are not entirely within the control of the Bank, as well as (iii) the Bank’s ability to successfully execute against the U.S. BSA/AML remediation program in accordance with the U.S. Banking segment’s fiscal 2026 and medium-term plan
.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 7
4)

continued data enhancements with the deployment

of dedicated Financial Crime Risk Management

(FCRM) data environments which will

create a
single source of truth in support of advanced

detection capabilities;
5)

continued enhancements to its financial

crime risk assessment methodologies and

processes;
6)

continued training and development of colleagues;

and
7)

continued execution of lookback reviews as required

under the OCC and FinCEN consent orders.
Strengthening of the Bank’s Enterprise AML Program
The Bank continues to undertake remediation

of the Enterprise AML Program, including

a range of management remediation and

enhancement actions (the term
“management remediation and enhancement

actions” is not a regulatory definition and

is considered by the Bank to consist

of root cause assessments, data
preparation, design, documentation, frameworks,

policies, standards, training, processes,

systems, testing, and execution of controls,

as well as the hiring of
resources). While the Bank has made progress

on this remediation work, it is a multi-year

endeavour and the remediation work remains

ongoing. The timing of
completion of the remediation work will not

be entirely within the Bank’s control, and is subject

to regulatory feedback, internal review, challenge and validation.

As
previously disclosed, following the end of the

first quarter of fiscal 2025, the Financial Transactions

and Reports Analysis Centre of Canada (FINTRAC)
commenced a review of certain remediation

steps that the Bank has taken to date

to address the FINTRAC violations.

This review is ongoing, and subject to the
outcome, may result in additional regulatory

actions.
The remediation and enhancement of the Enterprise

AML Program is exposed to similar

risks as noted in respect of the remediation

of the Bank’s U.S. BSA/AML
Program (see also “Remediation of the

U.S. BSA/AML Program” above). In particular, as the Bank

continues its remediation and improvement activities

of the
Enterprise AML Program, it expects an increase

in identification of reportable transactions

and/or events, which will add to the operational

inventories in the Bank’s
FCRM investigations processing that the

Bank currently faces, but is working

towards remediating, across the Bank. In

addition, on an ongoing basis, the Bank

will
continue to review and assess whether issues

identified in one jurisdiction have an impact

in other jurisdictions. Furthermore, the

Bank’s regulators or law
enforcement agencies may identify other issues

with the Bank’s Enterprise AML Program, which

may result in additional regulatory actions.

These issues identified
through the Bank’s own review or by the Bank’s regulators

or law enforcement agencies may broaden

the scope of the remediation and improvements

required for
the Enterprise AML Program.

While substantial work remains, the

Bank is making progress on remediating

and strengthening the Enterprise AML

Program as previously disclosed, including:
1) advanced investigative effectiveness through

enhanced automation and analytics;
2) continued modernization of financial crime

monitoring and screening capabilities;

and
3) strengthened financial crime risk management

technology and workflow capabilities.
Going forward, the Bank’s focus will be on

continuing to remediate and strengthen its

Enterprise AML Program,

including:

1)

continued progress on clearing operational

inventories;
2)

ongoing advancements in transaction monitoring

capabilities,

including monitoring coverage and effectiveness;

and
3)

continued investment in supporting advanced

analytics, machine learning, and AI opportunities

within FCRM.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 8
HOW WE PERFORMED

CORPORATE OVERVIEW
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”).

TD is the sixth largest bank in North America

by
assets and serves 28.2 million clients in four

key businesses operating in a number of

locations in financial centres around the

globe: Canadian Personal and
Commercial Banking, including TD Canada

Trust and TD Auto Finance Canada; U.S. Banking, including

TD Auto Finance U.S. and TD Wealth (U.S.); Wealth
Management and Insurance, including

TD Wealth (Canada), TD Direct Investing and

TD Insurance; and Wholesale Banking, including

TD Securities and TD
Cowen. TD also ranks among North America’s leading

digital banks, with more than 14 million active

mobile users in Canada and the U.S. TD

had $2.1 trillion in
assets on July 31, 2026. The Toronto-Dominion Bank trades under the symbol

“TD” on the Toronto Stock Exchange and New York Stock Exchange.
HOW THE BANK REPORTS
The Bank prepares its Interim Consolidated

Financial Statements in accordance

with IFRS, the current GAAP, and refers to results prepared in accordance with
IFRS as “reported”

results.

Non-GAAP and Other Financial Measures
In addition to reported results, the Bank also

presents certain financial measures, including

non-GAAP financial measures that are historical,

non-GAAP ratios,
supplementary financial measures and capital

management measures, to assess its results.

Non-GAAP financial measures, such as “adjusted”

results, are utilized
to assess the Bank’s businesses and to measure

the Bank’s overall performance.
To
arrive at adjusted results, the Bank adjusts

for “items of note” from reported
results. Items of note are items which management

does not believe are indicative of underlying

business performance and are disclosed

in Table 3. Non-GAAP
ratios include a non-GAAP financial measure

as one or more of its components. Examples

of non-GAAP ratios include adjusted net

interest margin, adjusted basic
and diluted earnings per share (EPS), adjusted

dividend payout ratio, adjusted efficiency ratio,

net of ISE, and adjusted effective income tax rate.

The Bank
believes that non-GAAP financial measures and

non-GAAP ratios provide the reader with

a better understanding of how management

views the Bank’s
performance. Non-GAAP financial measures

and non-GAAP ratios used in this document

are not defined terms under IFRS and,

therefore, may not be
comparable to similar terms used by other issuers.

Supplementary financial measures depict

the Bank’s financial performance and position, and

capital
management measures depict the Bank’s capital

position, and both are explained in this document

where they first appear.
Investment in The Charles Schwab Corporation

(“Schwab”) and Insured Deposit Account

(IDA) Agreement
On February 12, 2025, the Bank sold its entire

remaining equity investment in Schwab

through a registered offering and share repurchase

by Schwab. The Bank
discontinued recording its share of earnings

available to common shareholders from

its investment in Schwab following

the sale.
Prior to the sale, the Bank accounted

for its investment in Schwab using the equity

method. The U.S. Banking segment reflected the Bank’s

share of net income
from its investment in Schwab. The Corporate

segment net income (loss) included

amounts for amortization of acquired intangibles,

the acquisition and integration
charges related to the Schwab transaction,

and the Bank’s share of restructuring and other

charges incurred by Schwab. The Bank’s share of

Schwab’s earnings
available to common shareholders was

reported with a one-month lag. For further

details, refer to Note 12 of the Bank’s 2025

Annual Consolidated Financial
Statements.
Subsequent to the sale of the Bank’s entire remaining

equity investment in Schwab, the Bank

continues to have a business relationship

with Schwab through the
insured deposit account agreement (“Schwab

IDA Agreement”).
On May 4, 2023, the Bank and Schwab entered

into an amended Schwab IDA Agreement,

with an initial expiration of July 1, 2034. Pursuant

to the Schwab IDA
Agreement, the Bank makes sweep deposit

accounts available to clients of Schwab.

Schwab designates a portion of the deposits

with the Bank as fixed-rate
obligation amounts. Remaining deposits are designated

as floating-rate obligations. The IDA deposit

floor is set at US$60 billion.
Refer to Note 26 of the Bank’s 2025 Annual

Consolidated Financial Statements for further

details on the Schwab IDA Agreement.
The following table provides the operating results

on a reported basis for the Bank.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2026 2026 2025 2026 2025
Net interest income $ 9,296 $ 8,861 $ 8,526 $ 26,946 $ 24,517
Non-interest income 7,589 6,936 6,771 22,321 27,766
Total revenue 16,885 15,797 15,297 49,267 52,283
Provision for (recovery of) credit losses 917 1,001 971 2,957 3,524
Insurance service expenses 1,646 1,398 1,563 4,666 4,487
Non-interest expenses 8,475 8,372 8,522 25,600 24,731
Income before income taxes and share

of net income from
investment in Schwab 5,847 5,026 4,241 16,044 19,541
Provision for (recovery of) income taxes 1,232 775 905 3,135 2,588
Share of net income from investment in

Schwab
– – – – 305
Net income – reported 4,615 4,251 3,336 12,909 17,258
Preferred dividends and distributions on other

equity instruments
94 202 88 397 374
Net income available to common shareholders $ 4,521 $ 4,049 $ 3,248 $ 12,512 $ 16,884

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 9
The following table provides a reconciliation between

the Bank’s adjusted and reported results.

For further details refer to the “How

We Performed”

or “How Our
Businesses Performed” sections of this document.
TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation

of Adjusted to Reported Net Income
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2026 2026 2025 2026 2025
Operating results – adjusted
Net interest income 1,2 $ 9,337 $ 8,904 $ 8,581 $ 27,074 $ 24,709
Non-interest income 3 7,589 7,133 7,033 22,518 21,073
Total revenue 16,926 16,037 15,614 49,592 45,782
Provision for (recovery of) credit losses 917 1,001 971 2,957 3,524
Insurance service expenses 1,646 1,398 1,563 4,666 4,487
Non-interest expenses 4 8,441 8,339 8,124 25,343 24,015
Income before income taxes and share of net income from
investment in Schwab 5,922 5,299 4,956 16,626 13,756
Provision for (recovery of) income taxes 5 1,251 1,131 1,085 3,571 2,976
Share of net income from investment in Schwab 6 – – – – 340
Net income – adjusted 4,671 4,168 3,871 13,055 11,120
Preferred dividends and distributions on other equity instruments 94 202 88 397 374
Net income available to common shareholders –

adjusted
4,577 3,966 3,783 12,658 10,746
Pre-tax adjustments for items of note
Amortization of acquired intangibles 7 (34) (33) (33) (101) (137)
Restructuring charges 4 – – (333) (200) (496)
Acquisition and integration-related charges 4 – – (32) – (118)
Impact from the terminated FHN acquisition-related capital

hedging strategy
1 (41) (43) (55) (128) (156)
Gain on sale of Schwab shares 3 – – – – 8,975
Balance sheet restructuring 2,3 – – (262) – (2,318)
Federal Deposit Insurance Corporation (FDIC) special assessment 4 – – – 44 –
Change in partnership share in the U.S. strategic cards

portfolio
3 – (197) – (197) –
Less: Impact of income taxes
Amortization of acquired intangibles (9) (8) (8) (25) (25)
Restructuring charges – – (85) (52) (126)
Acquisition and integration-related charges – – (7) – (26)
Impact from the terminated FHN acquisition-related capital

hedging strategy
(10) (10) (14) (32) (39)
Gain on sale of Schwab shares 5 – (288) – (288) 407
Balance sheet restructuring – – (66) – (579)
FDIC special assessment – – – 11 –
Change in partnership share in the U.S. strategic cards

portfolio
– (50) – (50) –
Total adjustments for items

of note
(56) 83 (535) (146) 6,138
Net income available to common shareholders – reported $ 4,521 $ 4,049 $ 3,248 $ 12,512 $ 16,884
1

After the termination of the merger agreement between the Bank and FHN on May 4, 2023,

the residual impact of the strategy is reversed through net interest income (NII) – Q3 2026: ($41)

million, Q2 2026: ($43) million,
2026 YTD: ($128) million, Q3 2025: ($55) million, 2025 YTD: ($156) million, reported in the Corporate segment.
2

Adjusted net interest income excludes the following item of note:
i.

Balance sheet restructuring – 2025 YTD: $36 million in respect of U.S. Banking activities, reported in the U.S. Banking segment.
3

Adjusted non-interest income excludes the following items

of note:
i.

The Bank sold common shares of Schwab and recognized a gain on the sale – 2025 YTD: $8,975 million, reported in the Corporate segment;
ii.

Balance sheet restructuring – Q3 2025: $262 million, 2025 YTD: $2,282 million in respect of U.S. Banking activities, reported in the U.S. Banking segment; and
iii.

Charge reflecting a change in the partnership share in the U.S. strategic cards portfolio, resulting in an adjustment to the corresponding program receivable – Q2 2026: $197 million, 2026 YTD: $197 million, reported in the U.S. Banking segment.
4

Adjusted non-interest expenses exclude the following items of note:
i.

Amortization of acquired intangibles – Q3 2026: $34 million, Q2 2026: $33 million, 2026 YTD: $101 million, Q3 2025:

$33 million, 2025 YTD: $102 million, reported in the Corporate segment;
ii.

Restructuring charges – 2026 YTD: $200 million, Q3 2025: $333 million, 2025 YTD: $496 million,

reported in the Corporate segment;

iii.

Acquisition and integration-related charges – Q3 2025: $32 million, 2025 YTD: $118 million, reported in the Wholesale Banking segment;

and
iv.

FDIC special assessment – 2026 YTD: ($44) million, reported in the U.S. Banking segment.
5

Provision for (recovery of) income taxes includes a tax benefit of $288 million related to the Bank’s gain on sale of Schwab shares in 2025, reported in the Corporate segment in the second quarter of fiscal 2026 upon the
filing of the Bank’s tax return. Refer to “Income Taxes” in the “Financial Results Overview” section of this document for further details.
6

Adjusted share of net income from investment in Schwab excludes the following item of note on an after-tax basis. The earnings impact of this item was reported in the Corporate segment:
i.

Amortization of Schwab-related acquired intangibles – 2025 YTD: $35 million.
7

Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of acquired intangibles relating to the share
of net income from investment in Schwab, reported in the Corporate segment. Refer to footnotes 4 and 6 for amounts.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 10
TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE
1
(Canadian dollars) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2026 2026 2025 2026 2025
Basic earnings per share – reported $ 2.75 $ 2.44 $ 1.89 $ 7.53 $ 9.73
Adjustments for items of note 0.03 (0.05) 0.31 0.08 (3.54)
Basic earnings per share – adjusted $ 2.78 $ 2.39 $ 2.20 $ 7.61 $ 6.19
Diluted earnings per share – reported $ 2.74 $ 2.43 $ 1.89 $ 7.50 $ 9.72
Adjustments for items of note 0.03 (0.05) 0.31 0.09 (3.53)
Diluted earnings per share – adjusted $ 2.77 $ 2.38 $ 2.20 $ 7.59 $ 6.19
1

EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.
TABLE 5: AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2026 2026 2025 2026 2025
Wholesale Banking related intangibles
$ 20 $ 20 $ 20 $ 60 $ 61
Schwab 1
– – – – 35
Other
5 5 5 16 16
Included as items of note
25 25 25 76 112
Software and asset servicing rights
160 135 136 430 379
Amortization of intangibles, net of income

taxes
$ 185 $ 160 $ 161 $ 506 $ 491
1

Included in share of net income from investment in Schwab.
Return on Common Equity
The consolidated Bank ROE is calculated

as reported net income available to common

shareholders as a percentage of average

common equity. The
consolidated Bank adjusted ROE is calculated

as adjusted net income available to

common shareholders as a percentage of average

common equity. Adjusted
ROE is a non-GAAP financial ratio and

can be utilized in assessing the Bank’s use of equity.

ROE for the business segments is calculated

as the segment net income as a percentage

of average allocated capital. The Bank’s methodology

for allocating
capital to its business segments is largely aligned

with the common equity capital requirements

under Basel III. Capital allocated to

the business segments was
based on 11.5% CET1 Capital.
TABLE 6: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2026 2026 2025 2026 2025
Average common equity $ 113,810 $ 113,288 $ 114,115 $ 114,270 $ 111,644
Net income available to common shareholders

– reported
4,521 4,049 3,248 12,512 16,884
Items of note, net of income taxes 56 (83) 535 146 (6,138)
Net income available to common shareholders

– adjusted
$ 4,577 $ 3,966 $ 3,783 $ 12,658 $ 10,746
Return on common equity – reported 15.8% 14.7% 11.3% 14.6% 20.2%
Return on common equity – adjusted 16.0 14.4 13.2 14.8 12.9
Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles

on the investments in Schwab and
other acquired intangible assets, net of related

deferred tax liabilities. ROTCE is calculated

as reported net income available to common

shareholders after
adjusting for the after-tax amortization of

acquired intangibles, which are treated as an

item of note, as a percentage of average

TCE. Adjusted ROTCE is
calculated using reported net income available

to common shareholders, adjusted for all

items of note, as a percentage of average

TCE. TCE, ROTCE, and
adjusted ROTCE can be utilized in assessing

the Bank’s use of equity. TCE is a non-GAAP financial measure,

and ROTCE and adjusted ROTCE are

non-GAAP
ratios.

TABLE 7: RETURN ON TANGIBLE COMMON EQUITY
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2026 2026 2025 2026 2025
Average common equity $ 113,810 $ 113,288 $ 114,115 $ 114,270 $ 111,644
Average goodwill 18,842 18,584 18,652 18,777 19,035
Average imputed goodwill and intangibles on
investments in Schwab – – – – 2,047
Average other acquired intangibles 1 272 303 405 306 445
Average related deferred tax liabilities (239) (240) (225) (242) (232)
Average tangible common equity 94,935 94,641 95,283 95,429 90,349
Net income attributable to common
shareholders – reported 4,521 4,049 3,248 12,512 16,884
Amortization of acquired intangibles, net of income

taxes
25 25 25 76 112
Net income attributable to common shareholders
adjusted for amortization of acquired intangibles,
net of income taxes 4,546 4,074 3,273 12,588 16,996
Other items of note, net of income taxes 31 (108) 510 70 (6,250)
Net income available to common shareholders

– adjusted
$ 4,577 $ 3,966 $ 3,783 $ 12,658 $ 10,746
Return on tangible common equity 19.0% 17.7% 13.6% 17.6% 25.2%
Return on tangible common equity – adjusted 19.1 17.2 15.8 17.7 15.9
1

Excludes intangibles relating to software and asset servicing rights.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 11

IMPACT OF FOREIGN EXCHANGE RATE ON U.S. BANKING SEGMENT TRANSLATED EARNINGS
The following table reflects the estimated impact

of foreign currency translation on key

U.S. Banking segment income statement items.

The impact is calculated as
the difference in translated earnings using the average

U.S. to Canadian dollars exchange rates in the

periods noted.

TABLE 8: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. BANKING TRANSLATED
EARNINGS
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31, 2026 vs. July 31, 2026 vs.
July 31, 2025 July 31, 2025
Increase (Decrease) Increase (Decrease)
U.S. Banking
Total revenue – reported $ 64 $ (172)
Total revenue – adjusted
1
64 (179)
Non-interest expenses – reported 39 (110)
Non-interest expenses – adjusted
1
39 (111)
U.S. Banking net income excluding Schwab

– reported, after tax
17 (38)
U.S. Banking net income excluding Schwab

– adjusted, after tax
1
17 (43)
U.S. Banking net income – reported, after tax 17 (38)
U.S. Banking net income – adjusted, after

tax
1
17 (43)
Earnings (loss) per share (Canadian dollars)
Basic – reported $ 0.01 $ (0.02)
Basic – adjusted
1
0.01 (0.03)
Diluted – reported 0.01 (0.02)
Diluted – adjusted
1
0.01 (0.03)
Average foreign exchange rate (equivalent of CAD $1.00) For the three months ended For the nine months ended
July 31 July 31 July 31 July 31
2026 2025 2026 2025
U.S. dollar $ 0.717 $ 0.728 $ 0.722 $ 0.712
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
FINANCIAL RESULTS

OVERVIEW
Performance Summary
Outlined below is an overview of the Bank’s performance

for the third quarter of 2026. Shareholder

performance indicators help guide and benchmark

the Bank’s
accomplishments. For the purposes

of this analysis, the Bank utilizes adjusted earnings,

which excludes items of note from the reported

results that are prepared
in accordance with IFRS. Reported and adjusted

results and items of note are explained in “Non-GAAP

and Other Financial Measures” in the “How

We Performed”
section of this document.
●

Reported diluted EPS for the nine months ended

July 31, 2026, decreased 23% from the

same period last year. On an adjusted basis diluted EPS for

the nine
months ended July 31, 2026, increased 23%

from the same period last year.
●

Reported ROTCE for the nine months

ended July 31, 2026, was 17.6%. Adjusted

ROTCE for the nine months ended July 31,

2026, was 17.7%.
●

For the twelve months ended July 31,

2026, the total shareholder return was 71.9%

compared to the Canadian peer
average of 69.8%.
Net Income
Quarterly comparison – Q3 2026 vs. Q3 2025
Reported net income for the quarter was $4,615

million, an increase of $1,279 million, or 38%,

compared with the third quarter last year, primarily reflecting higher
revenues, lower PCL, lower non-interest expenses,

partially offset by higher insurance service

expenses. On an adjusted basis, net

income for the quarter was
$4,671 million, an increase of $800 million, or

21%, compared with the third quarter

last year.
By segment, the increase in reported net income

reflects increases in Wholesale Banking

of $345 million, in the Corporate segment of $340

million, in U.S.
Banking of $314 million, in Canadian Personal

and Commercial Banking of $142 million,

and in Wealth Management and Insurance of $138

million.
Quarterly comparison – Q3 2026 vs. Q2 2026

Reported net income for the quarter increased

$364 million, or 9%, compared with the prior

quarter, primarily reflecting higher revenues and lower PCL,

partially
offset by the second quarter impact of a tax benefit

related to the prior year's gain on sale

of Schwab shares, higher insurance service

expenses and higher non-
interest expenses.

Adjusted net income for the quarter increased

by $503 million, or 12%, compared

with the prior quarter.
By segment, the increase in reported net income

reflects increases in U.S. Banking of

$261 million, in Canadian Personal and Commercial

Banking of
$170 million, in Wholesale Banking of $131

million, in Wealth Management and Insurance of

$4 million, partially offset by a decrease in the Corporate

segment of
$202 million.
Year-to-date comparison – Q3 2026 vs. Q3 2025
Reported net income of $12,909 million, decreased

$4,349 million, or 25% compared

with the same period last year. The decrease primarily reflects the gain on
the Schwab sale transaction in the prior

year, higher non-interest expenses and higher insurance

service expenses, partially offset by higher net

interest income
and lower PCL. Adjusted net income was $13,055

million, an increase of $1,935 million, or 17%.
By segment, the decrease in reported net income

reflects a decrease in the Corporate

segment of $7,811 million, partially offset by increases in U.S. Banking of
$1,705 million, in Wholesale Banking of $800

million, in Canadian Personal and Commercial

Banking of $612 million and in Wealth Management

and Insurance of
$345 million.
Net Interest Income
Quarterly comparison – Q3 2026 vs. Q3 2025
Reported net interest income for the quarter

was $9,296 million, an increase of $770

million, or 9%, compared with the third quarter

last year, primarily reflecting
higher margins and volume growth in

Canadian Personal and Commercial Banking,

higher net interest income in Wholesale

Banking,

higher loan margins
7 Canadian peers include Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 12

including higher revenue due to the strategic

card platform conversion,

higher deposit margins in U.S. Banking,

and higher deposit volumes in Wealth
Management and Insurance. On an adjusted

basis, net interest income was $9,337

million, an increase of $756 million, or 9%.
By segment, the increase in reported net interest

income reflects increases in Canadian

Personal and Commercial Banking of

$289 million, in U.S. Banking of
$251 million, in Wholesale Banking of $160

million, in Wealth Management and Insurance of

$93 million, partially offset by a decrease in the

Corporate segment of
$23 million.
Quarterly comparison – Q3 2026 vs. Q2 2026

Reported net interest income for the quarter

increased $435 million, or 5%, compared

with the prior quarter, primarily reflecting the impact of additional days in the
current quarter, and the impact of foreign exchange

translation. On an adjusted basis, net interest

income increased $433 million, or 5%.
By segment, the increase in reported net interest

income reflects increases in Canadian

Personal and Commercial Banking of

$239, in U.S. Banking of
$156 million, in Wealth Management and Insurance

of $43 million and in the Corporate

segment of $3 million, partially offset by a decrease in

Wholesale Banking
of $6 million.
Year-to-date comparison – Q3 2026 vs. Q3 2025
Reported net interest income was $26,946

million, an increase of $2,429 million, or 10%,

compared with the same period last year, primarily reflecting volume
growth and higher loan margins in Canadian

Personal and Commercial Banking, higher

net interest income in Wholesale Banking

and higher loan margins
including higher revenue due to the strategic

card platform conversion and higher deposit

margins in U.S. Banking. On an adjusted basis,

net interest income was
$27,074 million, an increase of $2,365 million,

or 10%.
By segment, the increase in reported net interest

income reflects increases in Canadian

Personal and Commercial Banking of

$814 million, in U.S. Banking of
$641 million, in Wholesale Banking of $423

million, in the Corporate segment of $360

million, and in Wealth Management and Insurance

of $191 million.
Non-Interest Income
Quarterly comparison – Q3 2026 vs. Q3 2025
Reported non-interest income for the quarter

was $7,589 million, an increase of $818

million, or 12%, compared with the third

quarter last year, primarily reflecting
higher non-interest income in Wholesale Banking,

higher non-interest income in U.S. Banking

reflecting the impact of U.S. balance

sheet restructuring activities in
prior year, and higher fee-based revenue from asset growth

and higher insurance earned premiums

in Wealth Management and Insurance. On an

adjusted basis,
non-interest income was $7,589 million, an

increase of $556 million, or 8%.
By segment, the increase in reported non-interest

income reflects an increase in Wholesale

Banking of $358 million, in Wealth Management

and Insurance of
$319 million and in U.S. Banking of $273

million, partially offset by decreases in the Corporate

segment of $119 million and Canadian Personal and Commercial
Banking of $13 million.
Quarterly comparison – Q3 2026 vs. Q2 2026
Reported non-interest income for the quarter

increased by $653 million, or 9%, compared

with the prior quarter, primarily reflecting the impact of

more days in the
third quarter, fee-based revenue growth and transaction revenue in Wealth Management and Insurance,

receivable adjustment in the U.S. strategic

cards portfolio
in the prior quarter in U.S. Banking and higher

non-interest income in Wholesale Banking.

On an adjusted basis, non-interest income

increased $456 million, or
6%.

By segment, the increase in reported non-interest

income reflects increases in Wealth Management

and Insurance of $264 million, in U.S.

Banking of
$226 million, Wholesale Banking of $194

million and in Canadian Personal and Commercial

Banking of $22 million, partially offset by a decrease

in the Corporate
segment of $53 million.
Year-to-date comparison – Q3 2026 vs. Q3 2025
Reported non-interest income was $22,321

million, a decrease of $5,445 million, or 20%,

compared with the same period last year, primarily reflecting the gain on
the Schwab sale transaction in the prior

year in the Corporate segment, partially

offset by higher non-interest income in U.S. Banking

reflecting the impact of U.S.
balance sheet restructuring activities in the

prior year, higher non-interest income in Wholesale Banking

and higher fee-based revenue from asset

growth and
insurance earned premiums in Wealth Management

and Insurance. Adjusted non-interest income

was $22,518 million, an increase of $1,445

million, or 7%.
By segment, the decrease in reported non-interest

income reflects decreases in the Corporate

segment of $9,129 million and Canadian Personal

and
Commercial Banking of $1 million, partially

offset by increases in U.S. Banking of $2,052

million, in Wholesale Banking of $829 million

and in Wealth Management
and Insurance of $804 million.
Provision for Credit Losses
Quarterly comparison – Q3 2026 vs. Q3 2025
PCL for the quarter was $917 million, a decrease

of $54 million compared with the third quarter

last year. PCL – impaired was $865 million, a decrease

of
$39 million, or 4%, reflecting lower provisions

across the business and government lending

portfolios, partially offset by credit migration in

the Canadian and U.S.
consumer lending portfolios.

PCL – performing was $52 million, a decrease

of $15 million compared with the third

quarter last year. The current quarter performing
provisions reflect credit migration and volume

growth.

Total PCL for the quarter as an annualized percentage of credit volume was 0.37%.

By segment, PCL was lower by $39 million

in Corporate segment, by $30 million in

Wholesale Banking, and higher by $15

million in Canadian Personal and
Commercial Banking.
Quarterly comparison – Q3 2026 vs. Q2 2026

PCL for the quarter was $917 million, a decrease

of $84 million compared with the prior quarter. PCL – impaired was $865 million, a decrease of $108 million,

or
11%, largely driven by lower provisions across the business and government lending portfolios.

PCL – performing was $52 million, an increase

of $24 million
compared with the prior quarter. The current quarter performing provisions reflect credit migration and

volume growth.
By segment, PCL was lower by $37 million

in Wholesale Banking, by $25 million in

U.S Banking, by $20 million in Canadian Personal

and Commercial Banking,
and by $2 million in Corporate segment.
Looking forward, while results may vary

by quarter, and are subject to changes to economic

conditions, total PCLs in fiscal 2026 are now expected

to be near
the lower end of the previously guided range

of 40 to 50 basis points
.
Year-to-date comparison – Q3 2026 vs. Q3 2025
8
The Bank’s estimated PCL range is based on forward-looking assumptions that have inherent risks and uncertainties. Results may vary depending on actual economic or credit conditions and performance, such as the level of unemployment, interest rates, economic growth or contraction, and borrower or industry specific credit factors and conditions, inclusive of policy and trade uncertainty.
The Bank’s PCL estimate is subject to risks and uncertainties including those set out in the “Risk Factors That May Affect

Future Results” section of this document.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 13

PCL was $2,957 million, a decrease of $567

million compared with the same period last

year. PCL – impaired was $3,002 million, a decrease of $64

million, or
2%, largely driven by lower provisions in

the Canadian and U.S. commercial lending

portfolios, partially offset by credit migration in

Canadian consumer and
Wholesale lending portfolios.

PCL – performing was a recovery of $45

million, compared with a build of $458

million in the same period last year. The current year
performing recovery largely reflects migration

from performing to impaired, an update

to the macroeconomic forecast, and lower

volume in U.S. Banking, partially
offset by credit migration.

Total PCL as an annualized percentage of credit volume was 0.41%.
By segment, PCL was lower by $256

million in U.S. Banking, by $194

million in Canadian Personal and Commercial

Banking, by $142 million in the Corporate
segment, and higher by $25 million in Wholesale

Banking.

TABLE 9: PROVISION FOR CREDIT LOSSES 1
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2026 2026 2025 2026 2025
Provision for (recovery of) credit losses

– Stage 3 (impaired)
Canadian Personal and Commercial

Banking
$ 446 $ 465 $ 376 $ 1,335 $ 1,263
U.S. Banking 326 332 330 1,052 1,168
Wholesale Banking 6 80 63 302 157
Corporate 2 87 96 135 313 478
Total provision for (recovery of) credit losses – Stage 3 865 973 904 3,002 3,066
Provision for (recovery of) credit losses

– Stage 1
and Stage 2 (performing)
Canadian Personal and Commercial

Banking
32 33 87 77 343
U.S. Banking (9) 10 (13) (98) 42
Wholesale Banking 35 (2) 8 (11) 109
Corporate
2
(6) (13) (15) (13) (36)
Total provision for (recovery of) credit losses – Stage 1
and Stage 2 52 28 67 (45) 458
Total provision for (recovery of) credit losses $ 917 $ 1,001 $ 971 $ 2,957 $ 3,524
1

Includes PCL for off-balance sheet instruments.
2

Includes PCL on the retailer program partners’ share of the U.S. strategic cards portfolio.
Insurance Service Expenses

Quarterly comparison – Q3 2026 vs. Q3 2025
Insurance service expenses for the quarter

were $1,646 million, an increase of $83

million or 5%, compared with the third

quarter last year, mainly driven by higher
estimated losses from catastrophe claims.
Quarterly comparison – Q3 2026 vs. Q2 2026
Insurance service expenses increased $248

million, or 18%, compared with the prior quarter, mainly driven by higher estimated losses from catastrophe

claims
and higher claims frequency.
Year-to-date comparison – Q3 2026 vs. Q3 2025
Insurance service expenses were $4,666

million, an increase of $179 million, or 4%,

compared with the same period last year, primarily driven by increased claims
severity, higher estimated losses from catastrophe claims and higher costs due to business growth initiatives.
Non-Interest Expenses and Efficiency

Ratio
Quarterly comparison – Q3 2026 vs. Q3 2025
Reported non-interest expenses were $8,475

million, a decrease of $47 million, or 1%,

compared with the third quarter last year, primarily reflecting restructuring charges in the prior year, partially offset by higher spend supporting business growth initiatives including employee-related

expenses. On an adjusted basis, non-
interest expenses were $8,441 million, an

increase of $317 million, or 4%. The

Bank continues to expect fiscal 2026 adjusted

expense growth, assuming fiscal
2025 levels of variable compensation, foreign

exchange translation, and U.S. strategic

cards portfolio impact, to be at the previously

communicated 3% to 4%
range, reflecting investments supporting business

growth and investments in governance

and control, net of expected productivity and

restructuring savings
.
By segment, the decrease in reported non-interest

expenses reflects decrease in the Corporate

segment of $527 million, partially offset by increases

in U.S.
Banking of $173 million, in Wealth Management

and Insurance of $141 million, in Wholesale

Banking of $101 million, and in Canadian

Personal and Commercial
Banking of $65 million.

The Bank’s reported efficiency ratio was 50.2%, compared

to 55.7% in the third quarter last year. The Bank’s adjusted efficiency ratio, net of ISE was 55.2%,
compared with 57.8% in the third quarter last

year.
Quarterly comparison – Q3 2026 vs. Q2 2026
Reported non-interest expenses increased

$103 million, or 1%, compared with the prior

quarter, primarily reflecting higher employee-related

expenses. Adjusted
non-interest expenses increased $102

million, or 1% compared with the prior

quarter.

By segment, the increase in reported non-interest

expenses reflects increases in

Wholesale Banking of $85 million, in U.S.

Banking of $78 million, in Wealth
Management and Insurance of $47 million, in

Canadian Personal and Commercial Banking

of $43 million, partially offset by a decrease

in the Corporate segment
of $150 million.

The Bank’s reported efficiency ratio was 50.2%, compared

with 53.0% in the prior quarter. The Bank’s adjusted efficiency ratio, net of

ISE was 55.2%,
compared with 57.0% in the prior quarter.
9
The Bank’s expectations regarding expense growth are based on the Bank’s assumptions regarding certain factors, including governance and control investments, timing of business investments, employee-related expenses, foreign exchange impact, gross-up of the retailer program partners’ share of PCL for the Bank’s U.S. strategic cards portfolio (“SCP Impact”), and productivity and restructuring savings. In particular in estimating its expense growth expectations, the Bank has assumed that the following three factors on the Bank’s fiscal 2026 adjusted expenses will be the same as the Bank’s fiscal 2025 adjusted expenses: (i) variable compensation in Wholesale Banking and Wealth Management, (ii) foreign exchange translation, and (iii) SCP Impact. For reference, in the third quarter of 2026, variable compensation, foreign exchange translation, and the SCP impact, in the aggregate, accounted for approximately 3% of the year-over-year 4% increase in adjusted non-interest expenses. The Bank’s assumptions are subject to inherent uncertainties and may vary based on factors both within and outside the Bank’s control, including the accuracy of the Bank’s employee compensation and benefit expense forecasts, impact of business performance on variable compensation, inflation, the pace of productivity initiatives across the organization, and unexpected expenses such as legal matters. Refer to the “Risk Factors That May Affect Future Results” section of this document for additional information about risks and uncertainties that may impact the Bank’s estimates.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 14
Year-to-date comparison – Q3 2026 vs. Q3 2025
Reported non-interest expenses of $25,600

million increased $869 million, or 4%,

compared with the same period last year primarily

reflecting higher employee-
related expenses and higher investments in

governance and controls, including costs

for U.S. BSA/AML remediation. On an adjusted

basis, non-interest expenses
were $25,343 million, an increase of $1,328

million, or 6%.
By segment, the increase in reported non-interest

expenses reflects increases, in U.S.

Banking of $399 million, in Wealth Management

and Insurance of
$344 million, in Wholesale Banking of $177

million and in Canadian Personal and Commercial

Banking of $162 million, partially offset by a decrease

in the
Corporate segment of $213 million
The Bank’s reported efficiency ratio was 52.0%, compared

with 47.3% in the same period last year. The Bank’s adjusted efficiency ratio, net of ISE was 56.4%,
compared with 58.2% in the same period last

year.
Income Taxes

The Bank’s effective income tax rate on a reported

basis was 21.1% for the current quarter, compared with 21.3%

in the third quarter last year and 15.4% in

the
prior quarter. The year-over-year decrease primarily reflects changes in earnings mix, partially offset by the impact

of higher pre-tax income.

The quarter-over-
quarter increase primarily reflects the prior

quarter adjustment to the Bank's estimate

of taxes owed on the gain from its disposition

of Schwab shares in the prior
year.
To allow for an after-tax calculation of adjusted income, the adjusted provision for income taxes is calculated by adjusting

the taxes for each item of note using
the statutory income tax rate of the applicable

legal entity. The adjusted effective income tax rate is calculated as the adjusted provision for income taxes as

a
percentage of adjusted net income before

taxes. The Bank’s adjusted effective income tax rate

was 21.1%

for the current quarter, compared with 21.9% in the
third quarter last year and 21.3% in the prior quarter. The

year-over-year and quarter-over-quarter decreases

primarily reflect changes in earnings mix, partially
offset by the impact of higher adjusted pre-tax income.

TABLE 10: INCOME TAXES – Reconciliation of Reported to Adjusted Provision for

Income Taxes
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2026 2026 2025 2026 2025
Income taxes at Canadian statutory income

tax rate

$ 1,625 27.8% $ 1,397 27.8% $ 1,179 27.8% $ 4,460 27.8% $ 5,432 27.8%
Increase (decrease) resulting from:
Rate differentials on international operations 1 (348) (6.0) (591) (11.8) (243) (5.7) (1,215) (7.6) (2,745) (14.0)
Other (45) (0.7) (31) (0.6) (31) (0.8) (110) (0.7) (99) (0.6)
Provision for income taxes and effective
income tax rate – reported $ 1,232 21.1% $ 775 15.4% $ 905 21.3% $ 3,135 19.5% $ 2,588 13.2%
Total adjustments for items of note 19 356 180 436 388
Provision for income taxes and effective
income tax rate – adjusted $ 1,251 21.1% $ 1,131 21.3% $ 1,085 21.9% $ 3,571 21.5% $ 2,976 21.6%
1

These amounts reflect tax credits as well as international earnings mix.
Income Tax Adjustment on the Gain on Sale of Schwab Shares
In the second quarter of fiscal 2026,

the Bank revised its estimate of taxes owed

on the gain from its disposition of Schwab

shares in the prior year. The revision
reflected the Bank's most recent tax

filings and included previously inestimable

information. The revision reduced the

Bank's provision for income taxes by
$288 million and was reflected as an item of

note in the Corporate segment results in

the prior quarter.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 15
ECONOMIC SUMMARY AND OUTLOOK

The global outlook for the remainder of 2026 remains

shaped by the ongoing oil price shock, which

has renewed inflation concerns and added

to growth
headwinds. In China, weak domestic demand

and disappointing second-quarter data

point to a softer backdrop. Europe appears

on track to improve modestly,
supported by healthy labour markets, though

elevated energy prices remain a constraint.

Broadly, the global economy is adjusting to higher-for-longer interest rates and persistent inflation, creating difficult

trade-offs for policymakers.
The U.S. economy is on track to outpace other

G7 economies for a fourth consecutive year. TD Economics

forecasts real GDP to expand by 2.2% in

calendar
2026. Activity has been supported by continued

AI-related capital spending and expansionary

fiscal policy. Bolstered by tax cuts, consumer spending has held up in the face of higher energy prices. The U.S. labour

market remains in an environment where both

hiring and layoff rates are low, with employment growth running roughly in line with labour force growth.

The unemployment rate has drifted lower

over the last few months, reaching a

thirteen-month low of 4.1% in July.

U.S. inflation is still above the Federal

Reserve's 2% target, reflecting both

the pass-through effects from tariffs and higher energy

prices. As a result, the risk of
policy rate increases has risen, with more

Federal Reserve officials expressing a desire

for tighter policy after a prolonged period

of elevated inflation. TD
Economics expects inflation pressures to ease

as supply shocks fade, enabling

the Federal Reserve to keep the policy rate unchanged

at 3.5%-3.75% this year.
The timing and pace of interest rate moves

will depend on labour market trends and

whether inflationary pressures prove more

persistent than expected.

Canada’s economy contracted marginally in late

2025 and early 2026, but TD Economics expects

it to rebound solidly in the second

calendar quarter of 2026.
New U.S. tariffs on Canadian goods that followed

the breakdown in trade talks pose a downside

risk to growth, but the impact will depend

on how long the tariffs
are in place and the extent of retaliation.

Canada's labour market has improved more

than expected so far this year. A recent pickup in hiring,

alongside modest
labour force growth, has pushed the unemployment

rate lower, reaching a two-year low of 6.4% in July. Looking ahead, growth is expected to be supported by a
firming in business investment, public infrastructure

and defense outlays, and steady consumer

spending. Risks to the outlook remain highly

sensitive to
geopolitical events and U.S. trade policy.

The Bank of Canada has held the overnight

rate at 2.25% so far this year after substantial

easing since mid-2024. TD Economics expects

the policy rate to stay
unchanged through the remainder of 2026.

With the economy in excess supply and growth

expected to remain modest, inflation should

remain close to the Bank
of Canada's 2% target. A generally weaker

U.S. dollar and a narrower gap between U.S.

and Canadian short-term interest rates are expected

to support the
Canadian dollar as geopolitical tensions ease.

TD Economics expects the Canadian dollar

to remain in the 72-74 U.S. cent range

over the next few quarters,
although the outcome of U.S. trade policy will

be a key determinant of timing and direction.
HOW OUR BUSINESSES PERFORMED
For management reporting purposes, the Bank’s business

operations and activities are organized around

the following four key business segments:

Canadian
Personal and Commercial Banking, U.S. Banking,

Wealth Management and Insurance, and Wholesale

Banking. The Bank’s other activities are grouped

into the
Corporate segment. Effective June 1, 2026, the Bank

implemented a reorganization within

the Canadian Personal and Commercial

Banking segment, whereby
Small Business Banking transitioned from

Canadian Business Banking to Canadian

Personal Banking.

The reorganization does not impact the segment’s
reporting.
Results of each business segment reflect revenue,

expenses, assets, and liabilities generated

by the businesses in that segment. Where

applicable,

the Bank
measures and evaluates the performance of

each segment based on adjusted results

and ROE, and for those segments,

the Bank indicates that the measure is
adjusted. For further details, refer to the “How

We Performed”

section of this document, the “Business

Focus”

section in the Bank’s 2025 MD&A, and Note

27 of
the Bank’s Annual Consolidated Financial

Statements for the year ended October 31,

2025.

PCL related to performing (Stage 1 and Stage

2) and impaired (Stage 3) financial assets, loan

commitments, and financial guarantees is recorded

within the
respective segment.

Net interest income within Wholesale Banking

is calculated on a taxable equivalent basis

(TEB), which means that the value of non-taxable

or tax-exempt
income, including certain dividends, is adjusted

to its equivalent pre-tax value. Using

TEB allows the Bank to measure income from

all securities and loans
consistently and makes for a more meaningful

comparison of net interest income with similar

institutions. The TEB increase to net interest income

and provision for
income taxes reflected in Wholesale Banking

results is reversed in the Corporate segment.

The TEB adjustment for the quarter was $23

million, compared with
$18 million in the prior quarter and $16 million

in the third quarter last year.
The Bank’s U.S. strategic cards portfolio is comprised

of agreements with certain U.S. retailers

pursuant to which TD is the U.S. issuer

of private label and co-
branded consumer credit cards to their U.S.

customers. Under the terms of the individual

agreements, the Bank and the retailers

share in the profits generated by
the relevant portfolios after credit losses.

Under IFRS, TD is required to present the gross

amount of revenue and PCL related to these

portfolios in the Bank’s
Interim Consolidated Statement of Income.

At the segment level, the retailer program

partners’ share of revenues and credit

losses is presented in the Corporate
segment, with an offsetting amount (representing

the partners’ net share) recorded in non-interest

expenses, resulting in no impact to the

Corporate segment’s
reported net income (loss). The net income

included in the U.S. Banking segment includes

only the portion of revenue and credit

losses attributable to TD under
the agreements.
Effective the first quarter of 2026, non-interest income

within U.S. Banking is adjusted for the Bank’s

share of losses from community-based

tax-advantaged
investments accounted for using the equity

method which are reclassified to provision for income

taxes. This allows the Bank to measure the

effective tax rate for
U.S. Banking consistently with similar institutions.

The adjustment between non-interest income

and provision for income taxes reflected in

U.S. Banking results is
reversed in the Corporate segment. Comparative

amounts have been reclassified to conform

with the presentation adopted in the first quarter

of 2026.
On February 12, 2025, the Bank sold its entire

remaining equity investment in Schwab.

Prior to the sale, the Bank accounted

for its investment in Schwab using
the equity method and the share of net income

from investment in Schwab was reported in

the U.S. Banking segment. Amounts for amortization

of acquired
intangibles,

the acquisition and integration charges related

to the Schwab transaction, and the Bank’s share

of restructuring and other charges incurred

by Schwab
were recorded in the Corporate segment.

Beginning in the third quarter of fiscal 2025,

the U.S. Banking segment no longer includes

contributions from Schwab
and consequently discussions of the U.S. Banking

segment’s performance exclude Schwab.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 16
10
TABLE 11: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2026 2026 2025 2026 2025
Net interest income $ 4,528 $ 4,289 $ 4,239 $ 13,211 $ 12,397
Non-interest income 989 967 1,002 2,983 2,984
Total revenue 5,517 5,256 5,241 16,194 15,381
Provision for (recovery of) credit losses –

impaired
446 465 376 1,335 1,263
Provision for (recovery of) credit losses –

performing
32 33 87 77 343
Total provision for (recovery of) credit losses 478 498 463 1,412 1,606
Non-interest expenses 2,131 2,088 2,066 6,366 6,204
Provision for (recovery of) income taxes 813 745 759 2,352 2,119
Net income $ 2,095 $ 1,925 $ 1,953 $ 6,064 $ 5,452
Selected volumes and ratios
Return on common equity 1 32.3% 31.3% 32.5% 31.9% 31.0%
Net interest margin (including on securitized

assets)
2 2.88 2.85 2.83 2.85 2.82
Efficiency ratio 38.6 39.7 39.4 39.3 40.3
Number of Canadian retail branches

at period end
1,037 1,042 1,054 1,037 1,054
Average number of full-time equivalent staff 3 33,355 33,159 32,698 33,394 32,370
1

Capital allocated to the business segment was 11.5% CET1 Capital.
2

Net interest margin is calculated by dividing net interest income by average interest-earning assets. Average interest-earning assets used in the calculation of net interest margin is a non-
GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed”

section and the Glossary of this document for additional information about these metrics.
3

Effective the third quarter of 2025, call center operations have been realigned from the Corporate segment to the businesses, providing end-to-end ownership of customer experience.
The change mainly impacts the Canadian Personal and Commercial Banking segment. Average number of full-time equivalent staff has been restated for comparative periods.
Quarterly comparison – Q3 2026 vs. Q3 2025
Canadian Personal and Commercial Banking

net income for the quarter was $2,095

million, an increase of $142 million, or 7%,

compared with the third quarter
last year, primarily reflecting higher revenue, partially offset by higher non-interest expenses. The annualized

ROE for the quarter was 32.3%, compared

with
32.5% in the third quarter last year.
Revenue for the quarter was $5,517 million, an increase

of $276 million, or 5%, compared

with the third quarter last year. Net interest income was
$4,528 million, an increase of $289 million, or

7%, primarily reflecting volume growth

and higher margins. Average loan volumes

increased $30 billion, or 5%,
reflecting 4% growth in personal loans and

8% growth in business loans. Average deposit

volumes increased $12 billion, or 2%, reflecting

1% growth in personal
deposits and 5% growth in business deposits.

Net interest margin was 2.88%, an increase

of 5 basis points (bps), primarily due to higher

margins on deposits and
loans, partially offset by changes in balance sheet

mix. Non-interest income was $989 million,

a decrease of $13 million, or 1%, compared

with the third quarter
last year.
PCL for the quarter was $478 million, an increase

of $15 million compared with the third quarter

last year. PCL – impaired was $446 million, an increase of
$70 million, or 19%, largely reflecting credit

migration in the consumer lending portfolios.

PCL – performing was $32 million, a decrease

of $55 million compared
with the third quarter last year. The performing provisions

this quarter reflect credit migration and

volume growth. Total PCL as an annualized percentage of credit volume was 0.30%, a decrease of 1 basis point

(bp) compared with the third quarter last

year.
Non-interest expenses for the quarter were $2,131

million, an increase of $65 million, or

3%, compared with the third quarter

last year, primarily reflecting higher
employee-related expenses.
The efficiency ratio for the quarter was 38.6%,

compared with 39.4% in the third quarter

last year.
Quarterly comparison – Q3 2026 vs. Q2 2026
Canadian Personal and Commercial Banking

net income for the quarter was $2,095

million, an increase of $170 million, or 9%,

compared with the prior quarter,
primarily reflecting higher revenue, partially

offset by higher non-interest expenses.

The annualized ROE for the quarter was 32.3%,

compared with 31.3% in the
prior quarter.
Revenue increased $261 million, or 5%,

compared with the prior quarter. Net interest income increased

$239 million, or 6%, primarily reflecting

more days in
the third quarter and higher margins. Average

loan volumes increased $6 billion, or 1%,

reflecting 1% growth in personal loans

and 2% growth in business loans.
Average deposit volumes increased $4 billion, or

1%, reflecting 1% growth in personal deposits

and 1% growth in business deposits. Net interest

margin was
2.88%, an increase of 3 bps, primarily

due to higher margins on deposits and loans.

As we look forward to the fourth quarter, based on current rate

and
competitive market dynamics, we expect

net interest margin to modestly increase
.
Non-interest income increased $22 million,

or 2%, compared with the prior
quarter, reflecting business growth.
PCL for the quarter was $478 million, a decrease

of $20 million compared with the prior

quarter. PCL – impaired was $446 million, a decrease of $19

million, or
4%, largely reflecting lower provisions in

the commercial lending portfolio. PCL –

performing was $32 million, a decrease

of $1 million compared with the prior
quarter. The performing provisions this quarter reflect credit migration and volume growth. Total PCL as an annualized percentage of credit volume was 0.30%, a
decrease of 3 bps compared with the prior

quarter.
Non-interest expenses increased $43 million,

or 2%, compared with the prior quarter, primarily reflecting higher employee-related expenses and other

operating
expenses.

The efficiency ratio was 38.6%, compared with 39.7%

in the prior quarter.
Year-to-date comparison – Q3 2026 vs. Q3 2025
Canadian Personal and Commercial Banking

net income for the nine months ended

July 31, 2026, was $6,064 million, an increase

of $612 million, or 11%,
compared with the same period last year, reflecting higher

revenue and lower PCL, partially offset by

higher non-interest expenses. The annualized

ROE for the
period was 31.9%, compared with 31.0% in

the same period last year.
Revenue for the period was $16,194 million, an

increase of $813 million, or 5%, compared

with the same period last year. Net interest income was
$13,211 million, an increase of $814 million, or 7%, compared with the same period last year, primarily reflecting volume growth and higher margins. Average loan
volumes increased $32 billion, or 5%, reflecting

5% growth in personal loans and 7% growth

in business loans. Average deposit volumes increased

$13 billion, or
3%, reflecting 2% growth in personal deposits

and 5% growth in business deposits. Net

interest margin was 2.85%, an increase of 3 bps,

primarily due to higher
10

The Bank’s Q4 2026 net interest margin expectations for the segment are based on the Bank’s assumptions regarding factors such as Bank of Canada rate actions, competitive market dynamics, and deposit reinvestment rates and maturity profiles, and are subject to inherent risks and uncertainties, including those set out in the “Risk Factors That May Affect Future Results” section of the Bank's second quarter 2026 MD&A and third quarter 2026 MD&A.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 17
margins on deposits and loans, partially offset

by changes in balance sheet mix. Non-interest

income was $2,983 million, relatively flat

compared with the same
period last year.

PCL was $1,412 million, a decrease of $194

million compared with the same period last

year. PCL – impaired was $1,335 million, an increase of $72

million, or
6%, reflecting credit migration in the consumer

lending portfolios, partially offset by lower

provisions in the commercial lending portfolio.

PCL – performing was
$77 million, a decrease of $266 million compared

with the same period last year. The current year performing

provisions were largely related to credit

migration in
the consumer lending portfolios and volume growth,

partially offset by the impact of a model update

in the other personal lending portfolios. Total PCL as an
annualized percentage of credit volume

was 0.30%, a decrease of 7 bps compared

with the same period last year.
Non-interest expenses were $6,366 million,

an increase of $162 million, or 3%,

compared with the same period last year, reflecting higher employee-related expenses.
The efficiency ratio was 39.3%, compared with 40.3%

for the same period last year.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 18
TABLE 12: U.S. BANKING
(millions of dollars, except as noted) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
Canadian Dollars 2026 2026 2025 2026 2025
Net interest income – reported $

3,352
$

3,196
$

3,101
$

9,844
$

9,203
Net interest income – adjusted
1,2

3,352

3,196

3,101

9,844

9,239
Non-interest income – reported
3

814

588

541

2,191

139
Non-interest income – adjusted 1,3,4

814

785

803

2,388

2,421
Total revenue – reported

4,166

3,784

3,642

12,035

9,342
Total revenue – adjusted
1

4,166

3,981

3,904

12,232

11,660
Provision for (recovery of) credit losses –

impaired

326

332

330

1,052

1,168
Provision for (recovery of) credit losses –

performing
(9)

10
(13) (98)

42
Total provision for (recovery of) credit losses

317

342

317

954

1,210
Non-interest expenses – reported

2,554

2,476

2,381

7,498

7,099
Non-interest expenses – adjusted 1,5

2,554

2,476

2,381

7,542

7,099
Provision for (recovery of) income taxes – reported 3

221

153

184

656

88
Provision for (recovery of) income taxes – adjusted 1,3

221

203

250

695

667
U.S. Banking net income excluding Schwab

– reported

1,074

813

760

2,927

945
U.S. Banking net income excluding Schwab

– adjusted
1

1,074

960

956

3,041

2,684
Share of net income from investment in

Schwab
6,7 – – – –

277
U.S. Banking net income – reported $

1,074
$

813
$

760
$

2,927
$

1,222
U.S. Banking net income – adjusted
1

1,074

960

956

3,041

2,961
U.S. Dollars
Net interest income – reported $

2,403
$

2,332
$

2,256
$

7,107
$

6,552
Net interest income – adjusted
1,2

2,403

2,332

2,256

7,107

6,577
Non-interest income – reported 3

584

430

396

1,583

121
Non-interest income – adjusted 1,3,4

584

574

584

1,727

1,724
Total revenue – reported

2,987

2,762

2,652

8,690

6,673
Total revenue – adjusted
1

2,987

2,906

2,840

8,834

8,301
Provision for (recovery of) credit losses –

impaired

234

243

240

761

827
Provision for (recovery of) credit losses –

performing
(7)

7
(9) (72)

33
Total provision for (recovery of) credit losses

227

250

231

689

860
Non-interest expenses – reported

1,830

1,807

1,732

5,415

5,051
Non-interest expenses – adjusted 1,5

1,830

1,807

1,732

5,447

5,051
Provision for (recovery of) income taxes – reported 3

159

110

135

473

68
Provision for (recovery of) income taxes – adjusted 1,3

159

147

182

502

475
U.S. Banking net income excluding Schwab

– reported

771

595

554

2,113

694
U.S. Banking net income excluding Schwab

– adjusted
1

771

702

695

2,196

1,915
Share of net income from investment in

Schwab
6,7 – – – –

196
U.S. Banking net income – reported $

771
$

595
$

554
$

2,113
$

890
U.S. Banking net income – adjusted
1

771

702

695

2,196

2,111
Selected volumes and ratios
U.S. Banking return on common equity excluding

Schwab – reported
8

10.2
%

8.2
%

7.1
%

9.4
%

3.0
%
U.S. Banking return on common equity excluding

Schwab – adjusted
1,8

10.2

9.6

8.9

9.8

8.2
U.S. Banking return on common equity – reported 8

10.2

8.2

7.1

9.4

3.7
U.S. Banking return on common equity – adjusted
1,8

10.2

9.6

8.9

9.8

8.7
Net interest margin 1,9

3.47

3.41

3.19

3.42

3.02
Net interest margin – adjusted 1,9

3.47

3.41

3.19

3.42

3.03
Efficiency ratio – reported 3

61.3

65.4

65.3

62.3

75.7
Efficiency ratio – adjusted 1,3

61.3

62.2

61.0

61.7

60.8
Assets under administration (billions of U.S.

dollars)
10
$

47
$

46
$

46
$

47
$

46
Assets under management (billions of U.S.

dollars)
10

12

11

10

12

10
Number of U.S. banking stores

1,048

1,048

1,100

1,048

1,100
Average number of full-time equivalent staff

30,436

30,326

28,817

30,212

28,565
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section, and the Glossary of this document.
2

Adjusted net interest income excludes the following item of note:
i.

Balance sheet restructuring (impact of loan hedge rebalancing before the close of the correspondent loan sale) – 2025 YTD: $36 million or US$25 million ($26 million or US$19 million after tax).
3

Effective the first quarter of 2026, non-interest income within U.S. Banking is adjusted for the Bank’s share of losses from community-based tax-advantaged investments accounted for using the equity method which are reclassified to provision for income taxes. The adjustment between non-interest income and provision for income taxes reflected in U.S. Banking results is reversed in the Corporate segment. The adjustment for the quarter was $185 million (US$132 million), compared with $179 million (US$131 million) in the prior quarter, and $165 million (US$120 million) in the third quarter last year, 2026 YTD: $548 million (US$395 million); 2025 YTD: $490 million (US$349 million). Comparative amounts have been reclassified to conform with the presentation adopted effective the first quarter of 2026.
4

Adjusted non-interest income excludes the following items of note:
i.

Balance sheet restructuring – Q3 2025: $262 million or US$188 million ($196 million or US$141 million after tax), 2025 YTD: $2,282 million or US$1,603 million ($1,713 million or US$1,202 million after tax).
ii.

Charge reflecting a change in the partnership share in the U.S. strategic cards portfolio, resulting in an adjustment to the corresponding program receivable – Q2 2026: $197 million or
US$144 million ($147 million or US$107 million after tax), 2026 YTD: $197 million or US$144 million ($147 million or US$107 million after tax).
5

Adjusted non-interest expenses exclude the following item of note:
i.

FDIC special assessment – 2026 YTD: ($44) million or US($32) million (($33) million or US($24) million after tax).
6

The Bank’s share of Schwab’s earnings was reported with a one-month lag. Refer to Note 7 of the Bank’s third quarter 2026 Interim Consolidated Financial Statements for further details.
7

The after-tax amount for amortization of acquired intangibles was recorded in the Corporate segment.

8

Capital allocated to the business segment was 11.5% CET1 Capital.
9

Net interest margin is calculated by dividing U.S. Banking segment’s net interest income by average interest-earning assets excluding the impact related to sweep deposits arrangements and the impact of intercompany deposits and cash collateral, which management believes better reflects segment performance. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-
tax value. For investment securities, the adjustment to fair value is included in the calculation of average interest-earning assets. Net interest income and average interest-earning assets used in the calculation are non-GAAP financial measures.

For additional information about this metric, refer to the Glossary of this document.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 19

13
14
On February 12, 2025, the Bank sold its entire

remaining equity investment in Schwab.

Discussions of the U.S. Banking segment's

performance exclude Schwab.
Refer to the "Significant Events" section of

the Bank's 2025 Annual Report for

further details.

During the second quarter of fiscal 2026,

the Bank completed the conversion of its Nordstrom

credit card portfolio onto the Bank’s servicing platform

and received
a greater share of revenue and credit losses.

The Bank incurred a charge of $197

million (US$144 million) pre-tax, in the second

quarter of fiscal 2026, reflecting
an adjustment of amounts which will no longer

be recovered from Nordstrom for expected

credit losses ("receivable adjustment").
Aligned with the U.S. Banking segment's priority

to optimize its store network as outlined in

the Bank's 2025 MD&A and subject to regulatory

approval, U.S.
Banking expects to open 100 new stores by

the end of calendar 2028
.
Quarterly comparison – Q3 2026 vs. Q3 2025
U.S. Banking reported and adjusted net income

for the quarter was $1,074 million (US$771 million).

Reported net income increased $314 million

(US$217 million),
or 41% (39% in U.S. dollars), compared with

the third quarter last year, reflecting the impact

of U.S. balance sheet restructuring activities,

higher deposit and loan
margins, and an adjustment for client deposit

rates in the prior year, partially offset by

higher expenses. Adjusted

net income increased $118

million
(US$76 million), or 12% (11% in U.S. dollars),

compared with the third quarter last year,

reflecting higher deposit and loan margins,

and an adjustment for client
deposit rates in the prior year, partially offset

by higher expenses. The annualized

ROE for the quarter was 10.2%, compared

with 7.1%, on a reported basis, and
8.9%, on an adjusted basis, in the third quarter

last year.
Reported and adjusted revenue for the quarter

was US$2,987 million, an increase of US$335

million, or 13%, on a reported basis, and an

increase of
US$147 million, or 5%, on an adjusted basis,

compared with the third quarter last year.

Net interest income of US$2,403 million,

increased US$147 million, or 7%,
largely reflecting higher loan margins including

higher revenue due to the strategic card

platform conversion, higher deposit margins,

and an adjustment for client
deposit rates in the prior year. Net interest

margin of 3.47%, increased 28 bps, due to

higher loan margins including higher revenue

due to the strategic card
platform conversion, and higher deposit

margins.

Non-interest income was US$584 million,

an increase of US$188 million, or 47%, on

a reported basis, compared
with the third quarter last year, reflecting

the impact of U.S. balance sheet restructuring

activities in the prior year. On an adjusted

basis, non-interest income was
flat, compared with the third quarter last

year.
Average loan volumes decreased US$6

billion, or 4%, compared with the third quarter

last year. Personal loans increased 1%

and business loans decreased
8%, reflecting U.S. balance sheet restructuring

activities. Excluding the impact of

the loan portfolios identified for sale or run-off

under our U.S. balance sheet
restructuring program, core average

loan volumes increased US$4 billion, or 3%
,
. Average deposit volumes

decreased US$16 billion, or 5%, reflecting

a 13%
decrease in sweep deposits, a 3% decrease in

business deposits,

and a 2% decrease in personal deposits.
Assets under administration (AUA) were US$47

billion as at July 31, 2026, an increase

of US$1 billion, or 2%, compared with

the third quarter last year, and
assets under management (AUM) were US$12

billion as of July 31, 2026, an increase

of US$2 billion, or 20%, compared with

the third quarter last year, both
reflecting net asset growth and market appreciation.
PCL for the quarter was US$227

million, a decrease of US$4 million compared

with the third quarter last year. PCL

– impaired was US$234

million, a decrease
of US$6 million, or 3%, reflecting lower provisions

in the commercial lending portfolio, partially

offset by credit migration in the consumer

lending portfolios. PCL –
performing was a recovery of US$7 million,

compared with a recovery of US$9 million

in the third quarter last year. The

current quarter performing recovery was
recorded in both the consumer and commercial

lending portfolios. U.S. Banking PCL

including only the Bank’s share of PCL

in the U.S. strategic cards portfolio, as
an annualized percentage of credit volume was

0.53%, an increase of 1 bp compared

with the third quarter last year.
Non-interest expenses for the quarter were US$1,830

million, an increase of US$98 million,

or 6%, compared to the third quarter last year,

reflecting conversion
costs associated with the strategic card

portfolio,

higher employee-related expenses,

and higher spend supporting business growth

initiatives, partially offset by
lower governance and control investments, including

costs of US$125 million for U.S. BSA/AML

remediation.
The efficiency ratio for the quarter was 61.3%,

compared with 65.3%, on a reported basis,

and 61.0%, on an adjusted basis, in the

third quarter last year.
Quarterly comparison – Q3 2026 vs. Q2 2026
U.S. Banking reported and adjusted net income

for the quarter was $1,074 million (US$771 million).

Reported net income increased $261 million

(US$176 million),
or 32% (30% in U.S. dollars), compared with

the prior quarter, reflecting the impact of additional

days in the current quarter, higher deposit

and loan margins, the
receivable adjustment in the U.S. strategic

cards portfolio in the prior quarter, and lower

PCL, partially offset by higher expenses.

Adjusted net income increased
$114 million (US$69 million), or 12% (10%

in U.S. dollars), compared to the prior

quarter, reflecting the impact of additional

days in the current quarter, higher
deposit and loan margins, and lower PCL, partially

offset by higher expenses. The annualized

ROE for the quarter was 10.2%, compared

with 8.2%, on a reported
basis, and 9.6%, on an adjusted basis, in

the prior quarter.
Reported and adjusted revenue for the quarter

was US$2,987 million, an increase of US$225

million, or 8%, on a reported basis, and an

increase of
US$81 million, or 3%, on an adjusted basis,

compared with the prior quarter. Net interest

income of US$2,403 million, increased US$71

million, or 3%, largely
reflecting the impact of additional days in the third

quarter, higher loan margins including

higher revenue due to the strategic card platform

conversion, and higher
deposit margins.

Net interest margin of 3.47%, increased

6 bps, due to higher loan margins including

higher revenue due to the strategic card

platform conversion,
and higher deposit margins.

Net interest margin is expected to modestly

increase in the fourth quarter of fiscal 2026
.

Non-interest income was US$584 million,
an increase of US$154 million, or 36%, on a

reported basis, compared with the prior

quarter, reflecting the receivable adjustment

in the U.S. strategic cards
portfolio in the prior quarter, and higher fee income.

On an adjusted basis, non-interest income increased

US$10 million, or 2%, compared with

prior quarter,
reflecting higher fee income.
Average loan volumes

in personal and business loans, were both

flat, compared with the prior quarter. Excluding

the impact of the loan portfolios identified

for
sale or run-off under our U.S. balance

sheet restructuring program, core average loan

volumes increased US$1 billion, or 1%
12
,13
.
Average deposit volumes
decreased US$4 billion, or 1%, compared with

the prior quarter, reflecting a 2% decrease

in sweep deposits, and a 1% decrease in personal

deposits.

Business
deposits were flat compared to the prior quarter.
AUA were US$47 billion as

at July 31, 2026, an increase of US$1 billion,

or 2%, compared with the prior quarter, and

AUM were US$12 billion as at
July 31, 2026, an increase of US$1 billion,

or 9%, compared with the prior quarter,

both reflecting net asset growth and market

appreciation.
11 Any new store opening is subject to approval by the OCC and the targeted number of new stores is based on assumptions regarding the availability of appropriate real estate in the geographies currently identified by management and successful execution of management's store optimization plan, and other variables, and is subject to inherent risks and uncertainties, including those set out in the “Risk Factors That May Affect Future Results” section of this document.
12
Loan portfolios identified for sale or run-off include the Point-of-Sale finance business which services third party retailers, correspondent lending, export and import lending, commercial auto dealer portfolio, and other non-core portfolios. Q3 2026 average loan volumes: US$173 billion (Q2 2026: US$173 billion; 2026 YTD: US$174 billion; Q3 2025: US$180 billion; 2025 YTD: US$186 billion).
Q3 2026 average loan volumes of loan portfolios identified for sale or run-off: US$8 billion (Q2 2026: US$9 billion; 2026 YTD: US$10 billion; Q3 2025: US$19 billion; 2025 YTD: US$26 billion). Q3 2026 average loan volumes excluding loan portfolios identified for sale or run-off: US$165 billion (Q2 2026: US$164 billion; 2026 YTD: US$164 billion; Q3 2025: US$161 billion; 2025 YTD: US$160 billion).
13

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
14

The Bank’s Q4 2026 net interest margin expectations for the segment are based on the Bank’s assumptions regarding interest rates, deposit reinvestment rates, average asset levels, execution of planned restructuring opportunities, and other variables, and are subject to inherent risks and uncertainties, including those set out in the “Risk Factors That May Affect Future Results” section of this document.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 20
PCL for the quarter was US$227

million, a decrease of US$23 million

compared with the prior quarter. PCL

– impaired was US$234

million, a decrease of
US$9 million, or 4%, reflecting lower

provisions in the commercial lending portfolio.

PCL – performing was a recovery of US$7

million, compared with a build of
US$7 million in the prior quarter. The

current quarter performing recovery

was recorded in both the consumer and commercial

lending portfolios. U.S. Banking PCL
including only the Bank’s share of PCL

in the U.S. strategic cards portfolio, as an

annualized percentage of credit

volume was 0.53%, a decrease of 7 bps
compared with the prior quarter.
Non-interest expenses for the quarter were US$1,830

million, an increase of US$23 million,

or 1%, compared with the prior quarter,

reflecting conversion costs
associated with the strategic card portfolio,

and higher employee-related expenses, partially

offset by lower governance and control

investments, including costs
for U.S. BSA/AML remediation.
The efficiency ratio for the quarter was 61.3%,

compared with 65.4%, on a reported basis,

and 62.2%, on an adjusted basis, in the

prior quarter.
Year-to-date comparison – Q3 2026 vs. Q3 2025
U.S. Banking reported net income for the nine

months ended July 31, 2026, was $2,927

million (US$2,113 million), an increase of $1,982 million
(US$1,419 million), compared with the same

period last year, reflecting the impact of U.S. balance

sheet restructuring activities, lower PCL, and

the expense
recovery of the FDIC special assessment

charge, partially offset by higher governance

and control investments, including

costs for U.S. BSA/AML remediation,
and the receivable adjustment in the U.S.

strategic cards portfolio.

U.S. Banking adjusted net income

was $3,041

million (US$2,196 million), an increase of
$357 million (US$281 million), or 13% (15%

in U.S. dollars), reflecting the impact

of U.S. balance sheet restructuring activities and

lower PCL, partially offset by
higher governance and control investments,

including costs for U.S. BSA/AML

remediation. The reported and adjusted annualized

ROE for the period were 9.4%
and 9.8%, respectively, compared with 3.0% and 8.2%, respectively, in the same period last year.
Reported revenue for the period was US$8,690

million, an increase of US$2,017 million,

or 30%, compared with the same period last

year. On an adjusted
basis, revenue for the period was US$8,834

million, an increase of US$533 million, or 6%,

compared with the same period last

year. Reported and adjusted net
interest income of US$7,107 million, increased

US$555 million, or 8%, on a reported

basis, and increased US$530 million, or

8%, on an adjusted basis, reflecting
higher loan margins including higher revenue

due to the strategic card platform conversion,

higher deposit margins, the impact of

U.S. balance sheet restructuring
activities, and an adjustment for client deposit

rates as well as the deferred cost adjustment

in the prior year. Net interest margin of 3.42%, increased

40 bps, and
increased 39 bps on an adjusted basis, both due

to higher loan margins including higher

revenue due to the strategic card platform

conversion, higher deposit
margins, and U.S. balance sheet restructuring

activities. Reported non-interest income

of US$1,583 million, increased US$1,462

million, primarily reflecting the
impact of U.S. balance sheet restructuring

activities in the prior year, partially offset by the receivable adjustment in the U.S. strategic cards portfolio. On an
adjusted basis, non-interest income of US$1,727

million, was relatively flat, compared with

the same period last year.
Average loan volumes for the period decreased

US$12 billion, or 7%, compared with the

same period last year, reflecting a 10% decrease in business loans and
a 3% decrease in personal loans. Excluding

the impact of the loan portfolios identified

for sale or run-off under our U.S. balance sheet

restructuring program,
average loan volumes for the period increased

US$4 billion, or 2%, compared with the same

period last year
12
,13
. Average deposit volumes decreased
US$16 billion, or 5%, reflecting a 13% decrease

in sweep deposits, a 2% decrease in personal

deposits, and a 2% decrease in business

deposits, compared with
the same period last year.
PCL was US$689 million, a decrease of

US$171 million compared with the same period

last year. PCL – impaired was US$761 million, a decrease

of
US$66 million, or 8%, largely reflecting lower

provisions in the commercial lending portfolio.

PCL – performing was a recovery of

US$72 million, compared with a
build of US$33 million in the same period

last year. The current year performing recovery reflects

lower volume and an update to the macroeconomic

outlook,
partially offset by credit migration in both the consumer

and commercial lending portfolios.

U.S. Banking PCL including only the Bank’s share

of PCL in the U.S.
strategic cards portfolio, as an annualized

percentage of credit volume was 0.54%, a

decrease of 9 bps, compared with the

same period last year.
Reported non-interest expenses for the period

were US$5,415 million, an increase of US$364

million, or 7%, compared with the same period

last year, reflecting
higher governance and control investments,

including costs for U.S. BSA/AML

remediation, higher employee-related expenses,

spend supporting business growth
initiatives, and conversion costs associated with

the strategic card portfolio, partially offset by

the expense recovery of the FDIC special assessment

charge. On an
adjusted basis, non-interest expenses for

the period were US$5,447 million, increased

US$396 million, or 8%, reflecting higher governance

and control
investments, including costs for U.S. BSA/AML

remediation, higher employee-related expenses,

spend supporting business growth initiatives,

and conversion
costs associated with the strategic card

portfolio.
The reported and adjusted efficiency ratios for

the period were 62.3% and 61.7%, respectively, compared

with 75.7% and 60.8%, respectively, for the same
period last year.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 21
TABLE 13: WEALTH MANAGEMENT AND INSURANCE
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2026 2026 2025 2026 2025
Net interest income $ 466 $ 423 $ 373 $ 1,295 $ 1,104
Non-interest income 3,619 3,355 3,300 10,474 9,670
Total revenue 4,085 3,778 3,673 11,769 10,774
Insurance service expenses 1 1,646 1,398 1,563 4,666 4,487
Non-interest expenses 1,296 1,249 1,155 3,803 3,459
Provision for (recovery of) income taxes 302 294 252 865 738
Net income $ 841 $ 837 $ 703 $ 2,435 $ 2,090
Selected volumes and ratios
Return on common equity 49.0% 51.2% 44.7% 48.5% 44.7%
Return on common equity – Wealth Management 2 72.5 65.0 62.4 68.0 60.7
Return on common equity – Insurance 23.1 35.9 24.7 27.1 26.4
Efficiency ratio 31.7 33.1 31.4 32.3 32.1
Efficiency ratio, net of ISE 3 53.1 52.5 54.7 53.5 55.0
Assets under administration (billions of Canadian

dollars)
4 $ 831 $ 797 $ 709 $ 831 $ 709
Assets under management (billions of Canadian

dollars)
5 644 617 572 644 572
Average number of full-time equivalent staff 16,092 16,023 15,443 15,995 15,271
1

Includes estimated losses related to catastrophe claims – Q3 2026: $117 million, Q2 2026: nil, Q3 2025: $36 million, 2026 YTD: $124 million, 2025 YTD: $86 million.
2

Capital allocated to the business was 11.5% CET1 Capital.
3

Efficiency ratio, net of ISE is calculated by dividing non-interest expenses by total revenue, net of ISE.

Total revenue, net of ISE

– Q3 2026: $2,439

million, Q2 2026: $2,380 million,
Q3 2025: $2,110 million, 2026 YTD: $7,103

million, 2025 YTD: $6,287 million. Total

revenue, net of ISE is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial
Measures” in the “How We Performed” section and the Glossary of this document for additional information about this metric.
4 Includes
AUA administered by TD Investment Services Inc. which is part of the Canadian Personal and Commercial

Banking segment.
5

Effective the first quarter of 2026, comparative amounts have been restated for alignment with the presentation adopted in the current period.
Quarterly comparison – Q3 2026 vs. Q3 2025
Wealth Management and Insurance net income

for the quarter was $841 million, an increase

of $138 million, or 20%, compared

with the third quarter last year,
reflecting Wealth Management net income of

$653 million, an increase of $132 million,

or 25%, compared with the third quarter last

year, and Insurance net
income of $188 million, an increase of $6

million, or 3%, compared with the third quarter

last year. The annualized ROE for the quarter was 49.0%,

compared with
44.7% in the third quarter last year. Wealth Management annualized

ROE for the quarter was 72.5%, compared

with 62.4% in the third quarter last year, and
Insurance annualized ROE for the quarter

was 23.1% compared with 24.7% in

the third quarter last year.
Revenue for the quarter was $4,085 million, an

increase of $412 million, or 11%, compared with the third quarter last year. Non-interest income was
$3,619 million, an increase of $319 million, or

10%, reflecting higher fee-based revenue

from asset growth and higher insurance earned

premiums. Net interest
income was $466 million, an increase of

$93 million, or 25%, compared with the

third quarter last year, reflecting higher deposit volumes.
AUA were $831 billion as at July 31, 2026, an

increase of $122 billion, or 17%, and

AUM were $644 billion as at July 31, 2026, an

increase of $72 billion, or
13%, compared with the third quarter last

year, both reflecting market appreciation and net asset growth.
Insurance service expenses for the quarter

were $1,646 million, an increase of $83

million or 5%, compared with the third

quarter last year, mainly driven by
higher estimated losses from catastrophe

claims.
Non-interest expenses for the quarter were $1,296

million, an increase of $141 million, or

12%, compared with the third quarter last year, mainly reflecting higher variable compensation commensurate

with higher revenue and increased employee-related

expenses.

The efficiency ratio for the quarter was 31.7%,

compared with 31.4% in the third quarter

last year. The efficiency ratio, net of ISE for the quarter was 53.1%, compared with 54.7% in the third quarter last

year.
Quarterly comparison – Q3 2026 vs. Q2 2026
Wealth Management and Insurance net income

for the quarter was $841 million, relatively

flat compared with the prior quarter, reflecting Wealth Management net
income of $653 million, an increase of $95

million or 17% compared with the prior quarter, and Insurance net income of $188 million, a decrease of

$91 million, or
33%, compared with the prior quarter. The annualized

ROE for the quarter was 49.0%, compared

with 51.2% in the prior quarter. Wealth Management annualized
ROE for the quarter was 72.5%, compared

with 65.0% in the prior quarter, and Insurance annualized

ROE for the quarter was 23.1%, compared with

35.9% in the
prior quarter.
Revenue increased $307

million, or 8%, compared with the prior quarter. Non-interest income increased $264 million, or 8%,

mainly reflecting the impact of
more days in the third quarter, fee-based revenue growth and transaction revenue.
AUA increased $34 billion, or 4%, and AUM

increased $27 billion,

or 4%, compared with the prior quarter, both reflecting

market appreciation.
Insurance service expenses increased $248

million, or 18%, compared with the prior quarter, mainly driven by higher estimated losses from catastrophe

claims
and higher claims frequency.
Non-interest expenses increased $47 million,

or 4%, compared with the prior quarter, mainly reflecting

higher variable compensation commensurate

with higher
revenue.
The efficiency ratio for the quarter was 31.7%,

compared with 33.1% in the prior quarter. The efficiency ratio,

net of ISE, for the quarter was 53.1%, compared
with 52.5% in the prior quarter.
Year-to-date comparison – Q3 2026 vs. Q3 2025
Wealth Management and Insurance net income

for the nine months ended July 31, 2026, was

$2,435 million, an increase of $345

million, or 17%, compared with
the same period last year, reflecting Wealth Management net income of $1,785 million, an increase of $272

million, or 18%, compared with the same period

last
year, and Insurance net income of $650

million, an increase of $73 million, or 13%, compared

with the same period last year. The annualized ROE for the

period
was 48.5%, compared with 44.7% in the same

period last year. Wealth Management annualized ROE for

the period was 68.0%, compared with 60.7%

in the same
period last year, and Insurance annualized ROE for the period was 27.1%, compared with 26.4% in the

same period last year.
Revenue for the period was $11,769

million, an increase of $995 million, or 9%,

compared with the same period last year. Non-interest income increased
$804 million, or 8%, reflecting higher insurance

earned premiums, fee-based revenue

from asset growth, and transaction revenue.

Net interest income increased
$191 million, or 17%, primarily reflecting

higher deposit volumes.
Insurance service expenses were $4,666

million, an increase of $179 million, or 4%,

compared with the same period last year, primarily driven by increased
claims severity, higher estimated losses from catastrophe claims and higher costs due to business growth initiatives.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 22
Non-interest expenses were $3,803 million,

an increase of $344 million, or 10%,

compared with the same period last year, reflecting higher

variable
compensation commensurate with higher

revenue,

increased employee-related expenses

and spend supporting business growth initiatives.
The efficiency ratio for the period was 32.3%, compared

with 32.1% for the same period last

year. The efficiency ratio, net of ISE, for the period was 53.5%, compared with 55.0% in the same period last

year.
TABLE 14: WHOLESALE BANKING
(millions of Canadian dollars, except

as noted)
For the three months ended
For the nine months ended

July 31 April 30 July 31 July 31 July 31
2026 2026 2025 2026 2025
Net interest income (loss) (TEB) $ 270 $ 276 $ 110 $ 471 $ 48
Non-interest income 2,311 2,117 1,953 6,973 6,144
Total revenue 2,581 2,393 2,063 7,444 6,192
Provision for (recovery of) credit losses –

impaired
6 80 63 302 157
Provision for (recovery of) credit losses –

performing
35 (2) 8 (11) 109
Total provision for (recovery of) credit losses 41 78 71 291 266
Non-interest expenses – reported 1,594 1,509 1,493 4,666 4,489
Non-interest expenses – adjusted 1,2 1,594 1,509 1,461 4,666 4,371
Provision for (recovery of) income taxes – reported

(TEB)
203 194 101 571 321
Provision for (recovery of) income taxes – adjusted

(TEB)
1 203 194 108 571 347
Net income – reported $ 743 $ 612 $ 398 $ 1,916 $ 1,116
Net income – adjusted 1 743 612 423 1,916 1,208
Selected volumes and ratios
Trading-related revenue (TEB)
1,3
$ 975 $ 868 $ 873 $ 2,989 $ 2,633
Average gross lending portfolio (billions of Canadian

dollars)
4
111.8 100.0 96.8 101.9 100.3
Return on common equity – reported
5
16.7% 14.5% 9.3% 14.6% 9.0%
Return on common equity – adjusted
1,5
16.7 14.5 9.9 14.6 9.7
Efficiency ratio – reported 61.7 63.1 72.4 62.7 72.5
Efficiency ratio – adjusted
1
61.7 63.1 70.8 62.7 70.6
Average number of full-time equivalent staff 7,417 7,226 7,342 7,327 7,078
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section,

and the
Glossary of this document.
2

Adjusted non-interest expenses exclude the acquisition and integration-related charges for the Cowen acquisition

– Q3 2025: $32 million ($25 million after tax), 2025 YTD:

$118 million
($92 million after tax).
3

Includes net interest income (loss) TEB of ($175) million, (Q2 2026: ($121) million, Q3 2025: ($231) million, 2026

YTD: ($751)

million, 2025 YTD: ($907) million), and trading income (loss)
of $1,150 million, (Q2 2026: $989 million, Q3 2025: $1,104 million, 2026 YTD: $3,740 million, 2025 YTD: $3,540 million). Trading-related revenue (TEB) is a non-GAAP financial measure.
4

Includes gross loans relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps,

and allowance for credit losses.
5

Capital allocated to the business segment was 11.5% CET1 Capital.
Quarterly comparison – Q3 2026 vs. Q3 2025
Wholesale Banking reported and adjusted net

income for the quarter was $743 million.

Reported net income for the quarter increased

$345 million, or 87%,
compared with the third quarter last year, primarily reflecting higher revenues and lower PCL, partially

offset by higher non-interest expenses. On an adjusted
basis, net income increased $320 million, or 76%,

compared with the third quarter last year.
Revenue for the quarter was $2,581

million, an increase of $518

million, or 25%, compared with the third quarter

last year. Higher revenue primarily reflects
higher lending revenue, underwriting fees,

and trading-related revenue.
PCL for the quarter was $41 million, a decrease

of $30 million compared with the third quarter

last year. PCL – impaired was $6 million, a decrease of
$57 million compared with the prior year, reflecting higher impairments in the prior year. PCL – performing was a build of $35

million, an increase of $27 million
compared with the prior year. The performing build this

quarter largely reflects credit migration

and volume growth.
Reported and adjusted non-interest expenses

for the quarter were $1,594 million. Reported

non-interest expenses increased $101

million, or 7%, compared
with the third quarter last year, primarily reflecting higher variable compensation and front office costs,

partially offset by the cessation of acquisition and
integration-related costs. On an adjusted basis,

non-interest expenses increased $133

million, or 9%.
Quarterly comparison – Q3 2026 vs. Q2 2026
Wholesale Banking net income for the quarter

was $743 million. Net income increased $131

million, or 21%, compared with the prior quarter, primarily reflecting higher revenues and lower PCL, partially offset

by higher non-interest expenses.
Revenue for the quarter increased $188

million, or 8%, compared with the prior

quarter. Higher revenue primarily reflects higher trading-related revenue and
advisory fees.
PCL for the quarter was $41 million, a decrease

of $37 million compared with the prior quarter. PCL – impaired was $6 million, a decrease of $74 million
compared with the prior quarter, reflecting higher impairments in the prior quarter. PCL – performing was a build of $35 million,

compared with a recovery of
$2 million in the prior quarter. The performing build this

quarter largely reflects credit migration

and volume growth.

Non-interest expenses for the quarter increased

$85 million, or 6%, compared with the prior

quarter, primarily reflecting higher variable compensation and front
office costs.
Year-to-date comparison – Q3 2026 vs. Q3 2025
Wholesale Banking reported and adjusted net

income for the nine months ended July

31, 2026 was $1,916 million. Reported

net income for the period increased
$800 million, or 72%, compared with the same

period last year, primarily reflecting higher revenues, partially offset by higher non-interest expenses and PCL.

On
an adjusted basis, net income increased $708

million, or 59%.
Revenue for the period was $7,444 million, an

increase of $1,252 million, or 20%, compared

with the same period last year. Higher revenue primarily reflects higher lending revenue, trading-related revenue,

and underwriting and advisory fees.
PCL was $291 million, an increase of $25

million compared with the same period last

year. PCL – impaired was $302 million, an increase of

$145 million,
reflecting a small number of impairments

across various industries. PCL – performing

was a recovery of $11 million, compared with a build of $109 million in the
same period last year. The current year performing recovery

was driven by migration from performing

to impaired, partially offset by volume growth.
Reported and adjusted non-interest expenses

were $4,666 million. Reported non-interest

expenses increased $177 million, or 4%,

compared with the same
period last year, primarily reflecting higher variable compensation,

front office costs, and spend supporting business

growth, partially offset by the cessation of
acquisition and integration-related costs. On

an adjusted basis, non-interest expenses

increased $295 million, or 7%.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 23
TABLE 15: CORPORATE
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2026 2026 2025 2026 2025
Net income (loss) – reported $ (138) $ 64 $ (478) $ (433) $ 7,378
Adjustments for items of note
Amortization of acquired intangibles 34 33 33 101 137
Restructuring charges – – 333 200 496
Impact from the terminated FHN acquisition-related

capital hedging strategy
41 43 55 128 156
Gain on sale of Schwab shares – – – – (8,975)
Less: impact of income taxes
Gain on sale of Schwab shares 1 – 288 – 288 (407)
Other items of note 19 18 107 109 190
Net income (loss) – adjusted 2 $ (82) $ (166) $ (164) $ (401) $ (591)
Decomposition of items included in net

income (loss) – adjusted
Net corporate expenses 3 $ (462) $ (543) $ (477) $ (1,520) $ (1,278)
Other 380 377 313 1,119 687
Net income (loss) – adjusted 2 $ (82) $ (166) $ (164) $ (401) $ (591)
Selected volumes
Average number of full-time equivalent staff 4 18,024 18,111 18,725 18,077 18,293
1

The second quarter of 2026 income tax impact includes an adjustment to the Bank's estimate of taxes owed on the gain from its disposition of Schwab shares in the prior year.

Refer to
"Income Taxes" in the "Financial Results

Overview" section of this document for further details.
2

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section and the
Glossary of this document.
3

For additional information about this metric, refer to the Glossary of this document.
4

Effective the third quarter of 2025, call center operations have been realigned from the Corporate segment to the businesses, providing end-to-end ownership of customer experience.
The change mainly impacts the Canadian Personal and Commercial Banking segment. Average number of full-time equivalent staff has been restated for comparative periods.
Quarterly comparison – Q3 2026 vs. Q3 2025
Corporate segment’s reported net loss for the quarter

was $138 million, compared with $478

million in the third quarter last year. The lower net loss primarily reflects restructuring charges in the prior year. The adjusted net loss for the quarter was $82 million,

compared with $164 million in the third quarter

last year. The
lower adjusted loss is driven primarily by higher

revenue from treasury and balance

sheet management activities.
Quarterly comparison – Q3 2026 vs. Q2 2026
Corporate segment’s reported net loss for the quarter

was $138 million, compared with a reported

net income of $64 million in the prior quarter. The quarter-over-
quarter change primarily reflects the

second quarter impact of a tax benefit related

to the prior year's gain on sale of Schwab

shares. The adjusted net loss for the
quarter was $82 million, compared with $166

million in the prior quarter. The lower adjusted loss is driven primarily by lower net corporate expenses and
favourability from tax benefits.

Year-to-date comparison – Q3 2026 vs. Q3 2025
Corporate segment’s reported net loss for the nine

months ended July 31, 2026 was $433 million,

compared with a reported net income of $7,378

million in the
same period last year. The year-over-year change primarily reflects the gain on sale of Schwab shares in the

prior year. The adjusted net loss for the nine months
ended July 31, 2026 was $401 million, compared

with $591 million in the same period last

year. The lower adjusted loss is driven by higher revenue

from treasury
and balance sheet management activities,

partially offset by increased net corporate expenses.

Net corporate expenses increased $242

million compared to the
same period last year, primarily reflecting continued investments in governance and controls.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 24
QUARTERLY

RESULTS

The following table provides summary information

related to the Bank’s eight most recently

completed quarters.

TABLE 16: QUARTERLY RESULTS
(millions of Canadian dollars, except as noted) For the three months ended

2026 2026 2026 2025 2024
Jul. 31 Apr. 30 Jan. 31 Oct. 31 Jul. 31 Apr. 30 Jan. 31 Oct. 31
Net interest income $ 9,296 $ 8,861 $ 8,789 $ 8,545 $ 8,526 $ 8,125 $ 7,866 $ 7,940
Non-interest income 7,589 6,936 7,796 6,949 6,771 14,812 6,183 7,574
Total revenue 16,885 15,797 16,585 15,494 15,297 22,937 14,049 15,514
Provision for (recovery of) credit losses 917 1,001 1,039 982 971 1,341 1,212 1,109
Insurance service expenses 1,646 1,398 1,622 1,602 1,563 1,417 1,507 2,364
Non-interest expenses 8,475 8,372 8,753 8,808 8,522 8,139 8,070 8,050
Provision for (recovery of) income taxes 1,232 775 1,128 822 905 985 698 534
Share of net income from investment in Schwab – – – – – 74 231 178
Net income – reported 4,615 4,251 4,043 3,280 3,336 11,129 2,793 3,635
Pre-tax adjustments for items of note
1
Amortization of acquired intangibles 34 33 34 34 33 43 61 60
Acquisition and integration charges related to the
Schwab transaction 2,3 – – – – – – – 35
Restructuring charges – – 200 190 333 163 – –
Acquisition and integration-related charges – – – 44 32 34 52 82
Impact from the terminated FHN acquisition-related
capital hedging strategy 41 43 44 49 55 47 54 59
Gain on sale of Schwab shares – – – – – (8,975) – (1,022)
Balance sheet restructuring – – – 485 262 1,129 927 311
Indirect tax matters 2,4 – – – – – – – 226
FDIC special assessment

– – (44) – – – – (72)
Change in partnership share in the U.S. strategic

cards portfolio – 197 – – – – – –
Global resolution of the investigations into the
Bank’s U.S. BSA/AML program
2
– – – – – – – 52
Total pre-tax adjustments

for items of note
1
75 273 234 802 715 (7,559) 1,094 (269)
Less: Impact of income taxes 19 356 61 177 180 (56) 264 161
Net income – adjusted
1
4,671 4,168 4,216 3,905 3,871 3,626 3,623 3,205
Preferred dividends and distributions on other
equity instruments 94 202 101 191 88 200 86 193
Net income available to common
shareholders – adjusted 1 $ 4,577 $ 3,966 $ 4,115 $ 3,714 $ 3,783 $ 3,426 $ 3,537 $ 3,012
(Canadian dollars, except as noted)
Basic earnings per share
Reported

$ 2.75 $ 2.44 $ 2.35 $ 1.82 $ 1.89 $ 6.28 $ 1.55 $ 1.97
Adjusted
1
2.78 2.39 2.45 2.19 2.20 1.97 2.02 1.72
Diluted earnings per share
Reported

2.74 2.43 2.34 1.82 1.89 6.27 1.55 1.97
Adjusted
1
2.77 2.38 2.44 2.18 2.20 1.97 2.02 1.72
Return on common equity – reported 15.8% 14.7% 13.6% 10.7% 11.3% 39.1% 10.1% 13.4%
Return on common equity – adjusted 1 16.0 14.4 14.2 12.8 13.2 12.3 13.2 11.7
(billions of Canadian dollars, except as noted)

Average total assets $ 2,147 $ 2,098 $ 2,121 $ 2,102 $ 2,112 $ 2,156 $ 2,063 $ 2,035
Average interest-earning assets
5
1,909 1,865 1,882 1,863 1,855 1,894 1,883 1,835
Net interest margin
1
1.93% 1.95% 1.85% 1.82% 1.82% 1.76% 1.66% 1.72%
Net interest margin – adjusted
1
1.94 1.96 1.86 1.83 1.83 1.78 1.67 1.74
1

For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported

Net Income” table in the “How We Performed” section of this
document.
2

Adjusted non-interest expenses exclude the following items of note:
i.

The Bank’s own acquisition and integration charges related to the Schwab transaction, reported in the

Corporate segment;
ii.

Indirect tax matters, reported in the Corporate segment; and
iii.

Charges for the global resolution of the investigations into the Bank’s U.S. BSA/AML program, reported in the U.S. Banking segment.
3

Adjusted share of net income from investment in Schwab excludes the following item of note on an after-tax basis.

The earnings impact of this item was reported in the Corporate segment:
i.

The Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade.
4

Adjusted net interest income excludes the following item of note:
i.

Indirect tax matters, reported in the Corporate segment.
5

Average interest-earning assets used in the calculation of net interest margin is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We
Performed” section and the Glossary of this document for additional information about these metrics.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 25
BALANCE SHEET REVIEW

TABLE 17: SELECTED INTERIM CONSOLIDATED BALANCE SHEET ITEMS
(millions of Canadian dollars)
As at

July 31, 2026 October 31, 2025
Assets
Cash and interest-bearing deposits with

banks
$ 110,632 $ 116,929
Trading loans, securities, and other 218,133 220,136
Non-trading financial assets at fair value through

profit or loss
9,534 7,395
Derivatives 80,055 82,972
Financial assets designated at fair value through

profit or loss
7,071 6,986
Financial assets at fair value through other

comprehensive income
135,092 126,369
Debt securities at amortized cost, net of allowance

for credit losses
236,855 240,439
Securities purchased under reverse repurchase

agreements
231,368 247,078
Loans, net of allowance for loan losses 991,036 953,012
Other 92,085 93,242
Total assets $ 2,111,861 $ 2,094,558
Liabilities
Trading deposits $ 43,486 $ 37,882
Derivatives 75,308 79,356
Financial liabilities designated at fair value

through profit or loss
213,022 197,635
Deposits 1,260,724 1,267,104
Obligations related to securities sold

under repurchase agreements
228,932 221,150
Subordinated notes and debentures 10,523 10,733
Other 152,851 152,871
Total liabilities 1,984,846 1,966,731
Total equity 127,015 127,827
Total liabilities and equity $ 2,111,861 $ 2,094,558
Total assets

were $2,112 billion as at July 31, 2026, an increase of $17 billion from

October 31, 2025.

The increase in total assets reflects an increase

in loans net of allowances for loan losses

of $38 billion, financial assets at fair

value through other comprehensive
income (FVOCI) of $9 billion, non-trading

financial assets at fair value through profit or

loss (FVTPL) of $2 billion. The increase

was partially offset by a decrease in
securities purchased under reverse repurchase

agreements of $16 billion, cash and interest-bearing

deposits with banks of $6 billion, debt securities

at amortized
cost, net of allowance for credit losses of $4

billion, derivatives of $3 billion, trading

loans, securities, and other of $2 billion,

and other assets of $1 billion.
Cash and interest-bearing deposits with

banks
decreased $6 billion primarily driven

by cash management activities.
Trading loans, securities, and other
decreased $2 billion primarily in commodities

held-for-trading, partially offset by an increase

in equity securities and
securitized mortgages.
Non-trading financial assets at fair

value through profit or loss

increased $2 billion primarily reflecting

new investments.
Derivative
assets decreased $3 billion primarily reflecting

a decrease in the mark-to-market values

of foreign exchange contracts, partially

offset by an increase in
equity contracts and interest rate contracts.
Financial assets at fair value through other

comprehensive income

increased $9 billion reflecting new investments

primarily in government and government-
related securities,

partially offset by maturities and sales.
Debt securities at amortized cost, net

of allowance for credit losses

decreased $4 billion primarily reflecting

maturities and sales, partially offset by new
investments.
Securities purchased under reverse repurchase

agreements
decreased $16 billion primarily reflecting lower volumes.
Loans, net of allowance for loan losses
increased $38 billion primarily reflecting

volume growth in consumer instalment

and business and government loans,
partially offset by a decrease in residential

mortgages.
Other assets
decreased $1 billion primarily reflecting

a decrease in amounts receivable from brokers,

dealers, and clients due to lower volumes

of pending trades.
Total liabilities

were $1,985 billion as at July 31, 2026,

an increase of $18 billion from October

31, 2025.

The increase in total liabilities reflects an

increase in financial liabilities designated

at FVTPL of $15 billion, obligations related

to securities sold under repurchase
agreements of $8 billion, trading deposits of

$5 billion, partially offset by decreases in deposits

of $6 billion, and derivatives of $4 billion.
Trading deposits
increased $5 billion primarily reflecting

new issuances, partially offset by maturities.
Derivative liabilities
decreased $4 billion primarily reflecting

a decrease in mark-to-market values of

foreign exchange contracts and commodity

contracts, partially
offset by increases in equity contracts and interest

rate contracts.
Financial liabilities designated at fair value

through profit or loss

increased $15 billion primarily reflecting

new issuances, partially offset by maturities.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 26
Deposits
decreased $6 billion primarily reflecting

lower volumes in business and government

deposits and personal deposits, partially

offset by higher volumes in
bank deposits.
Obligations related to securities sold

under repurchase agreements
increased $8 billion primarily reflecting

higher volumes.
Equity
was $127 billion as at July 31, 2026, a decrease

of $1 billion from October 31, 2025.

The decrease reflects losses in accumulated

other comprehensive
income, primarily driven by cash flow hedges.

The retained earnings is flat as the net income

for the period is offset by the premium on the repurchase

of common
shares and dividend distributions.
CREDIT PORTFOLIO QUALITY

Quarterly comparison – Q3 2026 vs. Q3 2025
Gross impaired loans were $5,143 million

as at July 31, 2026, a decrease of $191

million, or 4%, compared with the third

quarter last year. Canadian Personal and
Commercial Banking gross impaired

loans increased $285 million, or 15%, compared

with the third quarter last year, primarily reflecting higher impairments in the
consumer lending portfolio. U.S. Banking gross

impaired loans increased $3 million, relatively

flat compared with the third quarter last year, reflecting the impact of
foreign exchange, partially offset by lower impairments

in the consumer and commercial lending

portfolios. Wholesale gross impaired loans decreased
$478 million, or 80%, compared with the third

quarter last year, as resolutions outpaced formations. Net impaired loans were $3,700 million as at July 31,

2026, an
increase of $28 million, or 1%, compared

with the third quarter last year.
The allowance for credit losses of $9,559

million as at July 31, 2026 was comprised

of Stage 3 allowance for impaired loans of

$1,448 million, Stage 2 allowance
of $4,773 million and Stage 1 allowance of

$3,333 million, and the allowance for debt

securities of $5 million. The Stage 1 and

2 allowances are for performing
loans and off-balance sheet instruments.
The Stage 3 allowance for loan losses decreased

$223 million, or 13%, reflecting a decrease in

the Wholesale and Canadian commercial lending

portfolios,
partially offset by an increase in the U.S. Banking

and Canadian consumer lending portfolios.

The Stage 1 and Stage 2 allowance for loan losses

increased
$76 million, or 1%, reflecting volume growth,

and credit migration largely in the Canadian

consumer lending portfolio. The allowance

change included a decrease
of $71 million attributable to the retailer program

partners’ share of the U.S. strategic

cards portfolio.

Forward-looking information, including

macroeconomic variables deemed to be

predictive of expected credit losses (ECLs)

based on the Bank’s experience, is
used to determine ECL scenarios and associated

probability weights to determine the probability-weighted

ECLs. Each quarter, all base forecast macroeconomic
variables are refreshed, resulting in new upside

and downside macroeconomic scenarios.

The probability weightings assigned

to each ECL scenario are also
reviewed each quarter and updated as required,

as part of the Bank’s ECL governance process.

As a result of periodic reviews and quarterly

updates, the
allowance for credit losses may be revised

to reflect updates in loss estimates based on

the Bank’s recent loss experience and its forward-looking

views. The Bank
periodically reviews the methodology and

has performed certain additional quantitative

and qualitative portfolio and loan level assessments

of significant increase
in credit risk. Refer to Note 3 and Note 6

of the Bank’s third quarter 2026 Interim Consolidated

Financial Statements for further details on

forward-looking
information.
The probability-weighted allowance for

credit losses reflects the Bank’s forward-looking

views.
To
the extent that certain anticipated effects cannot

be fully
incorporated into quantitative models, management

continues to exercise expert credit judgment

in determining the amount of ECLs, including

for risks related to
elevated uncertainty associated with policy and

trade, and such adjustments will be updated

as appropriate in future quarters as additional

information becomes
available. Refer to Note 6 of the Bank’s third quarter

2026 Interim Consolidated Financial

Statements for additional details.
The Bank calculates allowances for ECLs

on debt securities measured at amortized

cost and FVOCI. The Bank has $368 billion

in such debt securities,

all of
which are performing (Stage 1 and 2) and none

are impaired (Stage 3). The allowance

for credit losses was $2 million for debt

securities at amortized cost (DSAC)
and $3 million for debt securities at FVOCI,

for a total of $5 million, flat, compared

with the third quarter last year.
Quarterly comparison – Q3 2026 vs. Q2 2026
Gross impaired loans decreased $138

million, or 3%, compared with the prior quarter, largely reflected in the U.S. Banking, Wholesale Banking

and Canadian
commercial portfolios, partially offset by an increase

in the Canadian consumer lending portfolio.

Impaired loans net of allowance decreased

$51 million, or 1%,
compared with the prior quarter.
The allowance for credit losses of $9,559

million as at July 31, 2026 was comprised

of Stage 3 allowance for impaired loans of

$1,448 million, Stage 2 allowance
of $4,773 million and Stage 1 allowance of

$3,333 million, and the allowance for debt

securities of $5 million. The Stage 1 and

2 allowances are for performing
loans and off-balance sheet instruments. The Stage

3 allowance for loan losses decreased $87

million, or 6%, compared with the prior quarter, reflecting a lower pace of impaired provisions relative to resolutions

across the business & government lending

portfolios. The Stage 1 and Stage 2 allowance

for loan losses
increased $192 million, or 2%, compared with

the prior quarter, reflecting the impact of foreign exchange,

performing credit migration in the Wholesale and
Canadian consumer lending portfolios, and

volume growth.
The allowance for debt securities remained

flat, compared to the prior quarter.
For further details on loans, impaired loans,

allowance for credit losses,

and on the Bank’s use of forward-looking information

and macroeconomic variables in
determining its allowance for credit losses,

refer to Note 6 of the Bank’s third quarter 2026

Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 27
TABLE 18: CHANGES IN GROSS IMPAIRED LOANS
1
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2026 2026 2025 2026 2025
Personal, Business, and Government

Loans
Impaired loans as at beginning of period $ 5,281 $ 5,594 $ 4,866 $ 5,420 $ 4,949
Classified as impaired during the period 1,973 2,122 2,433 6,674 6,896
Transferred to performing during the period (323) (376) (331) (996) (1,109)
Net repayments (731) (582) (595) (1,882) (1,815)
Disposals of loans – (125) (18) (365) (65)
Amounts written off (1,190) (1,340) (1,045) (3,740) (3,504)
Exchange and other movements 133 (12) 24 32 (18)
Impaired loans as at end of period $ 5,143 $ 5,281 $ 5,334 $ 5,143 $ 5,334
1

Includes loans that are measured at FVOCI.
TABLE 19: ALLOWANCE FOR CREDIT LOSSES
(millions of Canadian dollars, except

as noted)
As at
July 31 April 30 July 31
2026 2026 2025
Allowance for loan losses for on-balance

sheet loans
Stage 1 allowance for loan losses $ 2,862 $ 2,736 $ 2,732
Stage 2 allowance for loan losses 4,203 4,153 4,288
Stage 3 allowance for loan losses 1,443 1,530 1,662
Total allowance for loan losses for on-balance sheet loans 1 8,508 8,419 8,682
Allowance for off-balance sheet instruments
Stage 1 allowance for loan losses 471 472 449
Stage 2 allowance for loan losses 570 553 561
Stage 3 allowance for loan losses 5 5 9
Total allowance for off-balance sheet instruments 1,046 1,030 1,019
Allowance for loan losses 9,554 9,449 9,701
Allowance for debt securities 5 5 4
Allowance for credit losses $ 9,559 $ 9,454 $ 9,705
Impaired loans, net of allowance 2 $ 3,700 $ 3,751 $ 3,672
Net impaired loans as a percentage of net loans
2
0.37% 0.39% 0.39%
Total allowance for credit losses as a percentage of gross loans 0.96 0.97 1.03
Provision for (recovery of) credit losses

as a percentage of net average loans
0.37 0.43 0.41
1

Includes allowance for loan losses related to loans that are measured at FVOCI of nil as at July 31, 2026

(April 30,

2026 – nil, July 31, 2025 – nil).

2

Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.
Real Estate Secured Lending
Retail real estate secured lending includes

mortgages and lines of credit to North American

consumers to satisfy financing needs including

home purchases and
refinancing. While the Bank retains first lien

on the majority of properties held as security, there is a small portion of loans with second liens, but most of

these are
behind a TD mortgage or home equity line of

credit (HELOC) that is in first position. In Canada,

credit policies are designed so that the

combined exposure of all
uninsured facilities on one property does not

exceed 80% of the collateral value at origination.

Lending at a higher loan-to-value ratio

is permitted by legislation but
requires default insurance. This insurance is

contractual coverage for the life of eligible

facilities and protects the Bank’s real estate

secured lending portfolio
against potential losses caused by borrowers’

default. The Bank may also purchase default

insurance on lower loan-to-value ratio loans.

The insurance is provided
by either government-backed entities or

approved private mortgage insurers.

In the U.S., for residential mortgage originations,

mortgage insurance is usually
obtained from either government-backed

entities or approved private mortgage insurers

when the loan-to-value exceeds 80% of

the collateral value at origination.
The Bank regularly performs stress tests

on its real estate lending portfolio as part

of its overall stress testing program. This is

done with a view to determine the
extent to which the portfolio would be vulnerable

to a severe downturn in economic conditions.

The effect of severe changes in house prices,

interest rates, and
unemployment levels are among the factors

considered when assessing the impact

on credit losses and the Bank’s overall profitability. A variety of portfolio segments, including dwelling

type and geographical regions, are examined

during the exercise to determine whether

specific vulnerabilities exist.
TABLE 20: CANADIAN REAL ESTATE SECURED LENDING
1
(millions of Canadian dollars) As at
Amortizing Non-amortizing Total
Residential Home equity Total amortizing real Home equity
mortgages lines of credit estate secured lending lines of credit
July 31, 2026
Total $ 245,012 $ 134,717 $ 379,729 $ 42,485
$
422,214
October 31, 2025
Total
$
267,469 $ 110,829 $ 378,298 $ 37,098 $ 415,396
1

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 28
TABLE 21: REAL ESTATE

SECURED LENDING
1,2
(millions of Canadian dollars, except as noted)
As at

Residential mortgages

Home equity lines of credit

Total

Insured 3
Uninsured

Insured 3
Uninsured

Insured 3
Uninsured

July 31, 2026

Canada

Atlantic provinces $ 2,205 0.9% $ 4,838 2.0% $ 128 0.1% $ 3,512 2.0% $ 2,333 0.5% $ 8,350 2.0%
British Columbia 4 7,239 3.0 42,318 17.2 662 0.4 34,962 19.7 7,901 1.9 77,280 18.3
Ontario 4 20,501 8.4 114,191 46.6 2,227 1.2 96,078 54.2 22,728 5.4 210,269 49.8
Prairies 4 14,925 6.1 21,484 8.8 1,209 0.7 19,838 11.2 16,134 3.8 41,322 9.8
Québec 5,121 2.0 12,190 5.0 393 0.2 18,193 10.3 5,514 1.3 30,383 7.2
Total Canada 49,991 20.4% 195,021 79.6% 4,619 2.6% 172,583 97.4% 54,610 12.9% 367,604 87.1%
United States 1,522 46,064 – 12,985 1,522 59,049
Total $ 51,513 $ 241,085 $ 4,619 $ 185,568 $ 56,132 $ 426,653
October 31, 2025

Canada

Atlantic provinces $ 2,377 0.9% $ 5,038 1.9% $ 139 0.1% $ 2,833 1.9% $ 2,516 0.6% $ 7,871 1.9%
British Columbia 4 7,849 2.9 47,101 17.6 708 0.5 28,551 19.3 8,557 2.1 75,652 18.2
Ontario 4 21,505 8.1 124,702 46.6 2,412 1.6 80,826 54.7 23,917 5.7 205,528 49.5
Prairies 4 16,350 6.1 22,746 8.5 1,320 0.9 15,738 10.6 17,670 4.3 38,484 9.3
Québec 5,933 2.2 13,868 5.2 433 0.3 14,967 10.1 6,366 1.5 28,835 6.9
Total Canada 54,014 20.2% 213,455 79.8% 5,012 3.4% 142,915 96.6% 59,026 14.2% 356,370 85.8%
United States 1,544 46,050 – 12,481 1,544 58,531
Total $ 55,558 $ 259,505 $ 5,012 $ 155,396 $ 60,570 $ 414,901
1

Geographic location is based on the address of the property mortgaged.

2

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3

Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.
4

The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories

is included in the Prairies region.
The following table provides a summary

of the period over which the Bank’s residential

mortgages would be fully repaid based on

the amount of the most recent
payment received. All figures are calculated

based on current customer payment amounts,

including voluntary payments larger than

the original contractual
amounts and/or other voluntary prepayments.

The most recent customer payment amount

may exceed the original contractual amount

due.
Balances with a remaining amortization longer

than 30 years primarily reflect Canadian

variable rate mortgages where prior interest

rate increases relative to
current customer payment levels have resulted

in a longer current amortization period.

At renewal, the amortization period for

Canadian mortgages reverts to the
remaining contractual amortization, which

may require increased payments.

TABLE 22: RESIDENTIAL MORTGAGES BY REMAINING

AMORTIZATION
1,2
As at

<=5

>5 – 10

>10 – 15

>15 – 20

>20 – 25

>25 – 30

>30 – 35

>35

years

years

years

years

years

years

years

years

Total

July 31, 2026
Canada

0.8% 3.1% 8.9% 20.3% 32.0% 30.8% 1.0% 3.1% 100.0%
United States 2.4 1.8 3.6 9.8 31.9 49.2 0.8 0.5 100.0
Total 1.1% 2.9% 8.0% 18.5% 32.0% 33.8% 1.0% 2.7% 100.0%
October 31, 2025
Canada

0.8% 2.9% 8.3% 20.0% 31.9% 30.2% 1.2% 4.7% 100.0%
United States 2.6 1.6 3.5 9.0 24.1 57.8 0.8 0.6 100.0
Total 1.1% 2.7% 7.5% 18.3% 30.8% 34.5% 1.1% 4.0% 100.0%
1

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
2

Percentage based on outstanding balance.
TABLE 23: UNINSURED AVERAGE LOAN-TO-VALUE – Newly Originated and Newly Acquired 1,2,3
For the three months ended

Residential

Home equity

Residential

Home equity

mortgages

lines of credit 4,5
Total

mortgages

lines of credit 4,5
Total

July 31, 2026

October 31, 2025

Canada

Atlantic provinces 69% 70% 70% 70% 69% 69%
British Columbia 6 69 68 68 66 66 66
Ontario 6 69 69 69 68 67 67
Prairies 6 73 72 72 72 72 72
Québec 69 71 71 69 71 71
Total Canada 70 69 69 68 68 68
United States 71 57 64 68 58 64
Total 70% 69% 69% 68% 68% 68%
1

Geographic location is based on the address of the property mortgaged.
2

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3

Based on house price at origination.
4

HELOC loan-to-value includes first position collateral mortgage if applicable.
5

HELOC fixed rate advantage option is included in loan-to-value calculation.
6

The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories

is included in the Prairies region.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 29
Sovereign Risk
The table below provides a summary of

the Bank’s direct credit exposures

outside of Canada and the U.S. (Europe excludes

United Kingdom).

TABLE 24: Total Net Exposure by Region and Counterparty
(millions of Canadian dollars)
As at

Loans and commitments
1
Derivatives, repos, and securities lending
2
Trading and investment portfolio
3
Total

Corporate

Sovereign

Financial

Total

Corporate

Sovereign

Financial

Total

Corporate

Sovereign

Financial

Total

Exposure
4
July 31, 2026
Region
Europe $ 9,200 $ 8 $ 5,402 $ 14,610 $ 4,074 $ 1,560 $ 9,745 $ 15,379 $ 735 $ 25,311 $ 3,018 $ 29,064 $ 59,053
United Kingdom 7,625 4,090 2,805 14,520 2,719 1,896 12,018 16,633 358 1,274 794 2,426 33,579
Asia 484 25 2,467 2,976 286 1,066 3,966 5,318 166 6,736 1,884 8,786 17,080
Other 5 352 14 730 1,096 956 599 2,262 3,817 84 57 2,849 2,990 7,903
Total $ 17,661 $ 4,137 $ 11,404 $ 33,202 $ 8,035 $ 5,121 $ 27,991 $ 41,147 $ 1,343 $ 33,378 $ 8,545 $ 43,266 $ 117,615
October 31, 2025
Region
Europe $ 8,895 $ 8 $ 5,019 $ 13,922 $ 5,331 $ 1,359 $ 9,647 $ 16,337 $ 1,116 $ 25,876 $ 1,982 $ 28,974 $ 59,233
United Kingdom 6,731 2,577 2,483 11,791 3,199 1,537 12,237 16,973 270 176 661 1,107 29,871
Asia 182 23 2,527 2,732 241 538 3,795 4,574 138 8,346 1,829 10,313 17,619
Other 5 227 – 690 917 705 410 2,353 3,468 110 216 1,967 2,293 6,678
Total $ 16,035 $ 2,608 $ 10,719 $ 29,362 $ 9,476 $ 3,844 $ 28,032 $ 41,352 $ 1,634 $ 34,614 $ 6,439 $ 42,687 $ 113,401
1

Exposures, including interest-bearing deposits with banks, are presented net of impairment charges where applicable.
2

Exposures are calculated on a fair value basis and presented net of collateral. Derivatives are presented as net exposures where there is an International Swaps and Derivatives
Association master netting agreement.
3

Trading exposures are net of eligible short positions.

4

In addition to the exposures identified above, the Bank also has $29.4 billion (October 31, 2025 – $30.3 billion)

of exposure to supranational entities.
5

Other regional exposure largely attributable to Australia.
CAPITAL POSITION
REGULATORY CAPITAL
Capital requirements established by the Basel

Committee on Banking Supervision (BCBS)

are commonly referred to as Basel

III. Under Basel III, Total Capital
consists of three components, namely CET1,

Additional Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing

CET1, Tier 1,
and Total Capital by risk-weighted assets (RWA), inclusive of any minimum requirements outlined under the regulatory floor. Basel III also introduced a non-risk
sensitive leverage ratio to act as a supplementary

measure to the risk-sensitive capital requirements.

The leverage ratio is calculated by dividing

Tier 1 Capital by
leverage exposure which is primarily comprised

of on-balance sheet assets with adjustments

made to derivative and securities financing

transaction exposures,
and credit equivalent amounts of off-balance sheet

exposures. TD manages its regulatory capital

in accordance with OSFI’s implementation of

the Basel III Capital
Framework.
OSFI’s Capital Requirements under Basel III
OSFI’s CAR and LR guidelines detail how the

Basel III capital rules apply to Canadian banks.

The Domestic Stability Buffer (DSB) level decreased

from 3.5% to 3.0% as of June 19,

2026. The DSB range was also updated,

and can now range from 0% to
3%, with the effective level adjusted by OSFI in

response to developments in Canada’s financial

system and the broader economy.

OSFI has implemented the Basel III reforms

with adjustments to make them suitable

for domestic implementation. The Basel III reforms

impact the calculation of
credit risk, market risk and operational risk

for Canadian banks.
On November 1, 2023, the standardized

capital floor transitioned to 67.5% of RWA from the previous 65%

of RWA. OSFI has stated that the floor will remain at
67.5% until further notice.

The Bank has implemented OSFI’s Parental Stand-Alone

(Solo) Total Loss Absorbing Capacity (TLAC) Framework for D-SIBs, which establishes a risk-based
measure intended to ensure that a non-viable

D-SIB has sufficient loss absorbing capacity on a

stand-alone, legal entity basis to support its

resolution. The Bank is
compliant with the requirements set out in this

framework.

The table below summarizes OSFI’s published

regulatory minimum capital targets

as at July 31, 2026.
REGULATORY

CAPITAL AND TLAC

TARGET RATIOS
Capital

Pillar 1 Pillar 1 & 2
Conservation

D-SIB / G-SIB Regulatory Regulatory
Minimum Buffer Surcharge 1 Target 2 DSB Target
CET1 4.5% 2.5% 1.0% 8.0% 3.0% 11.0%
Tier 1 6.0 2.5 1.0 9.5 3.0 12.5
Total Capital 8.0 2.5 1.0 11.5 3.0 14.5
Leverage 3.0 n/a 3 0.5 3.5 n/a 3.5
TLAC 18.0 2.5 1.0 21.5 3.0 24.5
TLAC Leverage 6.75 n/a 0.50 7.25 n/a 7.25
1

The higher of the D-SIB and G-SIB surcharge applies to risk-weighted capital ratios. The D-SIB surcharge is currently equivalent to the Bank’s 1% G-SIB additional common equity
requirement for risk-weighted capital ratios. The G-SIB surcharge may increase above 1%, to a maximum of 4%, if the Bank’s G-SIB score increases above certain thresholds. OSFI’s

LR
Guideline includes a requirement for D-SIBs to hold a leverage ratio buffer set at 50% of a D-SIB’s higher loss absorbency risk-weighted requirements, effectively 0.50%.

This buffer also
applies to the TLAC Leverage ratio.
2

The Bank’s countercyclical buffer requirement is 0% as of July 31, 2026.
3

Not applicable.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 30
The following table provides details of the

Bank’s regulatory capital position.

TABLE 25: CAPITAL STRUCTURE AND RATIOS – Basel III
(millions of Canadian dollars, except

as noted)
As at
July 31 October 31 July 31
2026 2025 2025
Common Equity Tier 1 Capital
Common shares plus related contributed

surplus

$ 24,529 $ 25,010 $ 25,122
Retained earnings

78,882 78,320 78,749
Accumulated other comprehensive income

10,771 12,874 10,737
Common Equity Tier 1 Capital before regulatory

adjustments

114,182 116,204 114,608
Common Equity Tier 1 Capital regulatory adjustments

Prudential valuation adjustments (195) (165) (160)
Goodwill (net of related tax liability) (18,747) (18,753) (18,557)
Intangibles (net of related tax liability)

(3,757) (3,316) (3,197)
Deferred tax assets excluding those arising

from temporary differences

(273) (202) (413)
Cash flow hedge reserve

2,913 867 1,990
Shortfall of provisions to expected losses

– – –
Gains and losses due to changes in own

credit risk on fair valued liabilities

(152) (166) (188)
Defined benefit pension fund net assets (net

of related tax liability)

(767) (811) (756)
Investment in own shares

(8) (9) (124)
Non-significant investments in the capital of

banking, financial, and insurance entities,

net of eligible
short positions (amount above 10% threshold) – – –
Significant investments in the common

stock of banking, financial, and insurance

entities
that are outside the scope of regulatory

consolidation, net of eligible short positions
(amount above 10% threshold) – – –
Equity investments in funds subject to

the fall-back approach
(33) (90) (102)
Crypto-asset deduction (1) – –
Other deductions or regulatory adjustments

to CET1 as determined by OSFI
24 20 19
Total regulatory adjustments to Common Equity Tier 1 Capital (20,996) (22,625) (21,488)
Common Equity Tier 1 Capital 93,186 93,579 93,120
Additional Tier 1 Capital instruments
Directly issued qualifying Additional Tier 1 instruments

plus stock surplus
12,833 11,623 10,786
Additional Tier 1 Capital instruments before

regulatory adjustments
12,833 11,623 10,786
Additional Tier 1 Capital instruments regulatory

adjustments
Non-significant investments in the capital of

banking, financial, and insurance entities,

net of eligible
short positions (amount above 10% threshold) – – –
Significant investments in the capital of banking,

financial, and insurance entities that are

outside
the scope of regulatory consolidation, net of

eligible short positions
(700) (700) (700)
Total regulatory adjustments to Additional Tier 1 Capital (700) (700) (700)
Additional Tier 1 Capital 12,133 10,923 10,086
Tier 1 Capital 105,319 104,502 103,206
Tier 2 Capital instruments and provisions
Directly issued qualifying Tier 2 instruments plus related

stock surplus
10,523 10,733 10,496
Collective allowances 1,258 1,661 1,745
Tier 2 Capital before regulatory adjustments 11,781 12,394 12,241
Tier 2 regulatory adjustments
Investments in own Tier 2 instruments – – –
Non-significant investments in the capital of

banking, financial, and insurance entities,

net of eligible
short positions (amount above 10% threshold) 1 – – –
Non-significant investments in the other

TLAC-eligible instruments issued by

G-SIBs and Canadian
D-SIBs, where the institution does not own

more than 10% of the issued common

share capital

of the entity: amount previously designated

for the 5% threshold but that no longer

meets the

conditions (118) (30) (2)
Significant investments in the capital of banking,

financial, and insurance entities that are

outside

the scope of regulatory consolidation, net of

eligible short positions

– – –
Total regulatory adjustments to Tier 2 Capital (118) (30) (2)
Tier 2 Capital 11,663 12,364 12,239
Total Capital $ 116,982 $ 116,866 $ 115,445
Risk-weighted assets $ 653,368 $ 636,424 $ 627,248
Capital Ratios and Multiples
Common Equity Tier 1 Capital (as percentage of risk-weighted assets)
14.3% 14.7% 14.8%
Tier 1 Capital (as percentage of risk-weighted assets) 16.1 16.4 16.5
Total Capital (as percentage of risk-weighted assets) 17.9 18.4 18.4
Leverage ratio 2 4.5 4.6 4.6
1

Includes other TLAC-eligible instruments issued by G-SIBs and Canadian D-SIBs that are outside the scope of regulatory consolidation, where the institution does not own more than
10% of the issued common share capital of the entity.
2

The Leverage ratio is calculated as Tier 1 Capital divided by leverage exposure,

as defined in the “Regulatory Capital” section of this document.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 31

16
As at July 31, 2026, the Bank’s CET1, Tier 1, and Total Capital ratios were 14.3%, 16.1%, and

17.9%, respectively. The decrease in the Bank’s CET1 Capital ratio from 14.7% as at October 31, 2025 was

primarily driven by common shares repurchased

for cancellation and growth in RWA, partially offset by earnings net of
dividends and credit risk model updates.

The Bank expects to reach a CET1 ratio of approximately

13% by October 31, 2027
,
.
As at July 31, 2026, the Bank’s leverage ratio

was 4.5%. Compared with the Bank’s leverage

ratio of 4.6% as at October 31, 2025, the

decrease was primarily
attributable to common shares repurchased

for cancellation and balance sheet growth,

partially offset by earnings net of dividends.
Future Regulatory Capital Developments
Future regulatory capital developments

were described in the “Future Regulatory

Capital Developments” section of the Bank’s

2025 MD&A.
TABLE 26: EQUITY AND OTHER SECURITIES 1
(thousands of shares/units and millions of

Canadian dollars, except as noted)
As at
July 31, 2026 October 31, 2025
Number of Number of
shares/units Amount shares/units Amount
Common shares
Common shares outstanding 1,638,511 $ 24,149 1,689,496 $ 24,727
Treasury – common shares (114) (19) – –
Total common shares 1,638,397 $ 24,130 1,689,496 $ 24,727
Stock options

Vested 5,171 5,160
Non-vested 8,298 9,027
Preferred shares – Class A 2

Series 1 20,000 $ 500 20,000 $ 500
Series 16 14,000 350 14,000 350
Series 18 14,000 350 14,000 350
Series 27 850 850 850 850
Series 28 800 800 800 800
49,650 $ 2,850 49,650 $ 2,850
Other equity instruments 2,3,4

Limited Recourse Capital Notes – Series 1 1,750 1,750 1,750 1,750
Limited Recourse Capital Notes – Series 2 1,500 1,500 1,500 1,500
Limited Recourse Capital Notes – Series 3
5
1,750 2,403 1,750 2,403
Limited Recourse Capital Notes – Series 4
5
750 1,023 750 1,023
Limited Recourse Capital Notes – Series 5 750 750 750 750
Limited Recourse Capital Notes – Series 6
5
750 1,037 750 1,037
Limited Recourse Capital Notes – Series 7
6
1,250 1,250 – –
Perpetual Subordinated Capital Notes – Series

2023-9
7
1 312 1 312
58,151 $ 12,875 56,901 $ 11,625
Treasury – preferred shares and other equity instruments (101) (46) (29) (4)
Total preferred shares and other equity instruments 58,050 $ 12,829 56,872 $ 11,621
1

For further details, including the conversion and exchange features, distributions, and significant terms and conditions,

refer to Note 19 of the Bank’s 2025 Consolidated Financial
Statements.
2

Non-viability contingent capital (NVCC) instruments.
3

For other equity instruments, the number of shares/units represents the number of notes issued.
4

Concurrently with the issuance of LRCN Series 1 through 7, the Bank issued a corresponding calculated amount of Non-Cumulative 5-Year Fixed Rate Reset

NVCC Preferred Shares
(LRCN Preferred Shares), Series 26 and 29 through 34, respectively.

The LRCN Preferred Shares are eliminated on the Bank's Consolidated Financial Statements.
5

For LRCNs – Series 3, 4, and 6, the amount represents the Canadian dollar equivalent of the U.S. dollar notional amount.
6

Issued this quarter on June 11, 2026.
7

For Perpetual Subordinated Capital Notes (AT1), the amount

represents the Canadian dollar equivalent of the Singapore dollar notional amount.
DIVIDENDS
On August 26, 2026, the Board approved a

dividend in an amount of one dollar and

twelve cents ($1.12) per fully paid common

share in the capital stock of the
Bank for the quarter ending October 31, 2026,

payable on and after October 31, 2026,

to shareholders of record at the close

of business on October 9, 2026. The
Bank has a semi-annual dividend review cycle

to support the alignment of shareholder return

with earnings growth.
DIVIDEND REINVESTMENT PLAN
The Bank offers a Dividend Reinvestment Plan

(DRIP) for its common shareholders.

Participation in the plan is optional and

under the terms of the plan, cash
dividends on common shares are used

to purchase additional common shares. At

the option of the Bank, the common shares

may be issued from treasury at an
average market price based on the last five

trading days before the date of the dividend

payment, with a discount of between

0% to 5% at the Bank’s discretion or
purchased from the open market at market

prices.
During the three and nine months ended July

31, 2026, the Bank satisfied the DRIP requirements

through open market common share purchases.

During the
three months ended July 31,

2025, the Bank satisfied the DRIP requirements

through open market common share purchases.

During the nine months ended
July 31, 2025, the Bank satisfied the DRIP requirements

through common shares issued from treasury

with no discount for the first three months and

open market
common share purchases in the last

six months.
NORMAL COURSE ISSUER BID
On February 24, 2025, the Bank announced

that the Toronto Stock Exchange (TSX) and OSFI had approved a normal course issuer bid (2025 NCIB) to purchase
for cancellation up to 100 million of its common

shares for up to $8 billion. The Bank completed

its 2025 NCIB in January 2026, under

which it repurchased and
cancelled $8 billion of its common shares.

15
The Bank’s expectations for financial targets are based on forward-looking assumptions that have inherent risk and uncertainties. Results may vary depending on actual economic conditions, including the level of unemployment, interest rates, and economic growth or contraction, the operating environment, including regulatory requirements, political environment, and competitive landscape, and the
Bank’s assumptions on future business performance, including credit conditions and performance, inclusive of policy and trade uncertainty and borrower or industry specific credit factors and conditions, and foreign exchange impact. These assumptions are subject to inherent uncertainties and may vary based on factors outside the Bank’s control, including those set out at the beginning of this document in the “Caution Regarding Forward-Looking Statements” section. Refer to the “Risk Factors That May Affect Future Results” section of the Bank’s 2025 MD&A for additional information about risks and uncertainties that may impact the Bank’s estimates.

Calculated in accordance with the OSFI’s Capital Adequacy Requirements guideline.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 32
On January 16, 2026, the Bank announced

that the TSX and OSFI have approved

the Bank’s new normal course issuer bid (2026

NCIB) to repurchase for
cancellation up to $7 billion of its common

shares, not to exceed 61 million common

shares. The 2026 NCIB commenced on

January 20, 2026, and will terminate
on (A) the earliest to occur of: (i) January 15,

2027; (ii) the date on which the aggregate

purchase cost of common shares purchased

equals $7 billion; and (iii) the
date on which the maximum number of

common shares purchasable is reached; or (B)

such earlier date as the Bank may determine.

From the commencement of
the 2026 NCIB on January 20, 2026, to July 31,

2026, the Bank repurchased 37.7 million

shares under the program, at an average

price of $143.31 per share for a
total amount of $5.4 billion. During the

three months ended July 31, 2026, the Bank

repurchased and cancelled approximately

14.5 million shares under the 2026
NCIB program, for a total of $2.4 billion.
NON-VIABILITY CONTINGENT CAPITAL PROVISION
If an NVCC trigger event were to occur, for all series of Class

A First Preferred Shares excluding the preferred

shares issued with respect to LRCNs,

the maximum
number of common shares that could be issued,

assuming there are no declared and unpaid

dividends on the respective series of preferred

shares at the time of
conversion, would be 0.6 billion in aggregate.
The LRCNs, by virtue of the recourse to the

preferred shares held in the Limited Recourse

Trust, include NVCC provisions. For LRCNs, if an NVCC

trigger were
to occur, the maximum number of common shares that could

be issued, assuming there are no declared

and unpaid dividends on the preferred

shares series
issued in connection with such LRCNs,

would be 2.0 billion in aggregate.
For NVCC subordinated notes and debentures

(including Additional Tier 1 Perpetual Notes), if an

NVCC trigger event were to occur, the maximum number

of
common shares that could be issued, assuming

there is no accrued and unpaid interest

on the respective subordinated notes and debentures,

would be 3.2 billion
in aggregate.
RISK FACTORS AND

MANAGEMENT
Risk Factors That May Affect Future Results
In addition to the risks described in the “Managing

Risk” section of the Bank’s 2025 MD&A and this

Report, there are numerous other risk factors,

many of which
are beyond the Bank’s control and the effects of

which can be difficult to predict, that could

cause the Bank’s results to differ significantly from the

Bank’s plans,
objectives, and estimates or could impact

the Bank’s reputation or the sustainability of its

business model. All forward-looking statements,

including those in this
MD&A, are, by their very nature, subject

to inherent risks and uncertainties, general

and specific, which may cause the Bank’s actual

results to differ materially
from the plan, objectives, estimates or expectations

expressed in the forward-looking statements.

Some of these factors are discussed

in the “Risk Factors and
Management” section of the 2025

MD&A and in the “Managing Risk” section

of this document, and others are noted in

the “Caution Regarding Forward-Looking
Statements” section of this document.

The Bank has supplemented the following Risk

Factors to reflect developments in the

external environment.
Geopolitical Risk
Further to the geopolitical risks outlined in

the Bank's 2025 MD&A, geopolitical risk remains

elevated, driven by heightened trade tensions

and ongoing geopolitical
conflicts that continue to create uncertainty, increase market volatility, and disrupt global supply chains and trade flows. The U.S. decision

not to extend the
Canada-United States-Mexico Agreement

(CUSMA) has increased uncertainty

surrounding the future of Canada's

trade relationships. Prolonged negotiations,
significant restructuring or termination of

CUSMA,

and the resulting uncertainty regarding

the scope and level of tariffs, could adversely

affect cross-border trade
and investment activities, diminish consumer

and business confidence, and place additional

pressure on export-dependent sectors, resulting

in higher provisions
for credit losses, slower loan growth and increased

market volatility. In the Middle East, the risk of a prolonged military conflict and navigation blockades remains
active, and may generate further energy

supply disruptions, increase commodity price

volatility, and amplify broader macroeconomic uncertainty, which could have an impact on the Bank and its customers.
MANAGING RISK
EXECUTIVE SUMMARY
Growing profitability in financial results based

on balanced revenue, expense and capital

growth services involves selectively taking

and managing risks within the
Bank’s risk appetite. The Bank’s goal is to earn a

stable and sustainable rate of return for

every dollar of risk it takes, while putting

significant emphasis on
investing in its businesses to meet its future

strategic objectives.
The Bank’s businesses and operations are exposed

to a broad number of risks that have been

identified and defined in the Enterprise Risk

Framework. The
Bank’s tolerance to those risks is defined in

the Enterprise Risk Appetite which has been

developed within a comprehensive framework

that takes into
consideration current conditions in which

the Bank operates and the impact that emerging

risks will have on TD’s strategy and risk profile. The

Bank’s risk appetite
states that it takes risks required to build its

business, but only if those risks: (1)

fit the business strategy and can be understood

and managed; (2) do not expose
the enterprise to any significant single loss

events; TD does not ‘bet the bank’ on any

single acquisition, business, product or decision;

and (3) do not risk harming
the TD brand. Each business is responsible

for setting and aligning its individual risk

appetites with that of the enterprise

based on a thorough examination of

the
specific risks to which it is exposed.
The Bank considers it critical to regularly

assess its operating environment

and highlight top and emerging risks. These

are risks with a potential to have a
material effect on the Bank and where the attention

of senior leaders is focused due to the potential

magnitude or immediacy of their impact.
Risks are identified, discussed, and actioned

by senior leaders and reported quarterly

to the Risk Committee. Specific plans

to mitigate top and emerging risks
are prepared, monitored, and adjusted as required.
The Bank’s risk governance structure and risk

management approach have not substantially

changed from that described in the Bank’s 2025 MD&A.

Additional
information on risk factors can be found in

this document and the 2025 MD&A under

the heading “Risk Factors and Management”.

For a complete discussion of
the risk governance structure and the risk

management approach, refer to the “Managing

Risk” section in the Bank’s 2025 MD&A.
The shaded sections of this MD&A represent

a discussion relating to market and liquidity

risks and form an integral part of the Interim

Consolidated Financial
Statements for the period ended July 31, 2026.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 33
CREDIT RISK
Gross credit risk exposure, also referred

to as exposure at default (EAD), is the

total amount the Bank is exposed to at the time

of default of a loan and is
measured before counterparty-specific

provisions or write-offs. Gross credit risk exposure

does not reflect the effects of credit risk

mitigation (CRM) and includes
both on-balance sheet and off-balance sheet exposures.

On-balance sheet exposures consist primarily

of outstanding loans, non-trading securities,

derivatives,
and certain other repo-style transactions.

Off-balance sheet exposures consist primarily

of undrawn commitments, guarantees,

and certain other repo-style
transactions.
Gross credit risk exposures for the two approaches

the Bank uses to measure credit risk

are included in the following table.

TABLE 27: GROSS CREDIT RISK EXPOSURE – Standardized

and Internal Ratings-Based (IRB) Approaches
1
(millions of Canadian dollars) As at
July 31, 2026 October 31, 2025
Standardized IRB Total Standardized IRB Total
Retail
Residential secured $ 5,159 $ 560,802 $ 565,961 $ 5,141 $ 552,249 $ 557,390
Qualifying revolving retail 852 179,622 180,474 871 177,970 178,841
Other retail 3,689 114,461 118,150 3,660 110,316 113,976
Total retail 9,700 854,885 864,585 9,672 840,535 850,207
Non-retail
Corporate 1,026 876,363 877,389 2,402 758,573 760,975
Sovereign 125 481,555 481,680 175 552,954 553,129
Bank 835 209,219 210,054 7,121 180,614 187,735
Total non-retail 1,986 1,567,137 1,569,123 9,698 1,492,141 1,501,839
Gross credit risk exposures $ 11,686 $ 2,422,022 $ 2,433,708 $ 19,370 $ 2,332,676 $ 2,352,046
1

Gross credit risk exposures represent EAD and are before the effects of CRM. This table excludes securitization,

equity, and certain other credit RWA.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 34
MARKET RISK

Market risk capital is calculated using the Standardized

Approach under Basel III. The Bank

continues to use Value-at-Risk (VaR) as an internal management metric to monitor and control market risk.
Market Risk Linkage to the Balance Sheet
The following table provides a breakdown of

the Bank’s balance sheet assets and liabilities

exposed to trading and non-trading market

risks. Market risk of assets
and liabilities included in the calculation of VaR and metrics used for regulatory market risk capital purposes

is classified as trading market risk.

TABLE 28: MARKET RISK LINKAGE TO THE BALANCE SHEET
(millions of Canadian dollars) As at
July 31, 2026 October 31, 2025
Non-trading market
Balance Trading Non-trading Balance Trading Non-trading risk – primary risk sheet market risk market risk Other sheet market risk market risk Other sensitivity
Assets subject to market risk
Interest-bearing deposits with banks $ 103,820 $ 2,781 $ 101,039 $ – $ 109,417 $ 940 $ 108,477 $ – Interest rate
Trading loans, securities, and other 218,133 212,175 5,958 – 220,136 213,151 6,985 – Interest rate
Non-trading financial assets at
fair value through profit or loss 9,534 – 9,534 – 7,395 – 7,395 –
Equity,

foreign exchange,

interest rate
Derivatives 80,055 70,825 9,230 – 82,972 72,906 10,066 –
Equity,

foreign exchange,

interest rate
Financial assets designated at
fair value through profit or loss 7,071 – 7,071 – 6,986 – 6,986 – Interest rate
Financial assets at fair value through
other comprehensive income 135,092 – 135,092 – 126,369 – 126,369 –
Equity,

foreign exchange,

interest rate
Debt securities at amortized cost,
net of allowance for credit losses 236,855 – 236,855 – 240,439 – 240,439 – Foreign exchange, interest rate
Securities purchased under
reverse repurchase agreements 231,368 146,167 85,201 – 247,078 7,574 239,504 – Interest rate
Loans, net of allowance for

loan losses 991,036 – 991,036 – 953,012 – 953,012 – Interest rate
Other assets 1 2,078 – 2,078 – 2,047 – 2,047 – Interest rate
Assets not exposed to

market risk
96,819 – – 96,819 98,707 – – 98,707
Total Assets $ 2,111,861 $ 431,948 $ 1,583,094 $ 96,819 $ 2,094,558 $ 294,571 $ 1,701,280 $ 98,707
Liabilities subject to market risk
Trading deposits $ 43,486 $ 32,701 $ 10,785 $ – $ 37,882 $ 28,955 $ 8,927 $ – Equity, interest rate
Derivatives 75,308 70,491 4,817 – 79,356 74,790 4,566 – Equity,
foreign exchange,
interest rate
Securitization liabilities at fair value 26,491 26,491 – – 25,283 25,283 – – Interest rate
Financial liabilities designated at

fair value through profit or loss 213,022 8 213,014 – 197,635 3 197,632 – Interest rate
Deposits 1,260,724 – 1,260,724 – 1,267,104 – 1,267,104 – Interest rate, foreign exchange
Obligations related to securities
sold short 41,924 38,356 3,568 – 43,795 42,475 1,320 – Interest rate
Obligations related to securities sold
under repurchase agreements 228,932 183,821 45,111 – 221,150 13,922 207,228 – Interest rate
Securitization liabilities at amortized
cost 16,990 – 16,990 – 14,841 – 14,841 – Interest rate
Subordinated notes and debentures 10,523 – 10,523 – 10,733 – 10,733 – Interest rate
Other liabilities
1
16,971 – 16,971 – 16,934 – 16,934 – Equity, interest rate
Liabilities and Equity not

exposed to market risk 177,490 – – 177,490 179,845 – – 179,845
Total Liabilities and Equity $ 2,111,861 $ 351,868 $ 1,582,503 $ 177,490 $ 2,094,558 $ 185,428 $ 1,729,285 $ 179,845
1

Relates to retirement benefits, insurance, and structured entity liabilities.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 35
-75
-65
-55
-45
-35
-25
-15
-5
5
15
25
35
45
55
65
75
5/1/2026 5/8/2026
5/15/2026 5/22/2026 5/29/2026
6/5/2026
6/12/2026 6/19/2026 6/26/2026
7/3/2026
7/10/2026 7/17/2026 7/24/2026 7/31/2026
TOTAL VALUE-AT-RISK

AND TRADING NET REVENUE
(millions of Canadian dollars)

Trading net revenue

Value-at-Risk
Calculating VaR
The Bank computes total VaR on a daily basis by combining the General

Market Risk (GMR) and Idiosyncratic Debt

Specific Risk (IDSR) associated with the
Bank’s trading positions.
GMR is determined by creating a distribution

of potential changes in the market value of

the current portfolio using historical simulation.

The Bank values the
current portfolio using the market price and rate

changes of the most recent
259

trading days for equity, interest rate, foreign exchange, credit, and commodity
products. GMR is computed as the threshold

level that portfolio losses are not expected

to exceed more than
one

out of every
100

trading days. A
one-day

holding
period is used for GMR calculation.
IDSR measures idiosyncratic (single-name) credit

spread risk for credit exposures in the trading

portfolio using Monte Carlo simulation.

The IDSR model is
based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is

computed as the threshold level that portfolio

losses are not
expected to exceed more than one

out of every
100

trading days. IDSR is measured for a
ten-day

holding period.
The following graph discloses daily one-day

VaR usage and trading net revenue, reported on a TEB,

within Wholesale Banking. Trading net revenue includes
trading income and net interest income related

to positions within the Bank’s market risk capital

trading books. For the third quarter ending

July 31,

2026, there
were
3 days

of trading losses and trading net revenue

was positive for
95
% of the trading days, reflecting normal

trading activity. Losses in the quarter did not
exceed VaR on any trading day.
VaR is a valuable risk measure but it should be used in the

context of its limitations, for example:
●

VaR uses historical data to estimate future events, which limits its forecasting abilities;
●

It does not provide information on losses beyond

the selected confidence level; and
●

It assumes that all positions can be liquidated

during the holding period used for VaR calculation.
The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market

conventions, industry best practices, and
regulatory requirements.
To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management purposes.

This includes stress testing as well as
sensitivities to various market risk factors.
The following table presents the end of quarter, average, high,

and low usage of TD’s VaR metric.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 36
TABLE 29: PORTFOLIO MARKET

RISK MEASURES
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2026 2026 2025 2026 2025
As at Average High Low Average Average Average Average
Interest rate risk $
11.1
$
12.7
$
18.1
$
9.5
$
15.3
$
9.3
$
13.5
$
11.5
Credit spread risk
25.3
22.3
28.6
18.0
19.6
17.3
19.0
19.0
Equity risk
17.2
27.3
47.0
9.7
17.6
12.5
20.4
10.1
Foreign exchange risk
4.8
5.5
9.7
1.6
4.1
3.7
4.9
3.9
Commodity risk
14.3
22.1
30.8
12.9
35.5
30.3
31.4
19.9
Idiosyncratic debt specific risk
19.4
18.3
21.7
14.4
17.1
20.4
16.9
21.1
Diversification effect 1
(57.3)
(71.5)

n/m
2

n/m

(69.1)
(57.2)
(66.5)
(52.0)
Total Value

-at-Risk (one-day)
$
34.8
$
36.7
$
48.5
$
28.1
$
40.1
$
36.3
$
39.6
$
33.5
1
The aggregate VaR is less than the sum of the VaR

of the different risk types due to risk offsets resulting from portfolio diversification.
2

Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Average VaR decreased quarter-over-quarter, primarily driven by commodities due to continued enhancements to the methodology, partially offset by changes in
equity positions.
Validation of VaR Model

The Bank uses a back-testing process

to compare actual profits and losses to VaR to review their consistency with the statistical results of the VaR model.

Non-Trading Interest Rate Risk

The Bank’s non-trading interest rate risk arises

mainly from traditional personal and commercial

banking activity and is generally the result

of mismatches between
the maturities and repricing dates of the Bank’s

assets and liabilities.
The primary measures for managing and

controlling this risk are Economic Value of Shareholders’ Equity

(EVE) Sensitivity and Net Interest Income Sensitivity
(NIIS).
The EVE Sensitivity measures the change in

the net present value of the Bank’s banking

book assets, liabilities, and certain off-balance

sheet items given a
specific interest rate shock. It reflects a measurement

of the potential present value impact on

shareholders’ equity without an assumed

term profile for the
management of the Bank’s own equity and excludes

product margins.

The NIIS measures the NII change over

a twelve-month horizon for a specified

change in interest rates for banking book

assets, liabilities, and certain off-
balance sheet items assuming a constant balance

sheet over the period.

The Bank’s Market Risk policy sets overall limits

on the non-trading interest rate risk measures.

These limits are periodically reviewed

and approved by the Risk
Committee. In addition to the Board policy limits,

book-level risk limits are set for the

Bank’s management of non-trading interest rate

risk by Risk Management.
Exposures against these limits are routinely

monitored and reported, and breaches of the

Board limits, if any, are escalated to both the Asset Liability and

Capital
Committee (ALCO) and the Risk Committee.
The following table shows the potential before-tax

impact of an immediate and sustained

100 bps increase or decrease in interest rates

on the EVE and NIIS
measures.
TABLE 30: NON-TRADING INTEREST RATE SENSITIVITY MEASURES
(millions of Canadian dollars) As at
July 31, 2026 April 30, 2026 July 31, 2025
EVE NII EVE NII EVE NII
Sensitivity Sensitivity 1 Sensitivity Sensitivity 1 Sensitivity 3 Sensitivity 1,3
Canadian U.S. Total Canadian U.S. Total Total Total Total Total
dollar 2 dollar dollar 2 dollar
Before-tax impact of

100 bps increase in rates
$
(1,444)
$
(2,362)
$
(3,806)
$
292
$
49
$
341
$
(3,683)
$
411
$
(3,330)
$
527

100 bps decrease in rates
1,425
2,163
3,588
(323)
(48)
(371)
3,407
(461)
2,927
(609)
1
Represents the twelve-month NII exposure to an immediate and sustained shock in rates, and may include adjustments for non-recurring items.
2

Includes other currency exposures.
3

Effective the second quarter of 2026, the EVE and NIIS measures include exposures from Wholesale

Banking. Prior periods do not include Wholesale Banking exposures.
As at July 31, 2026, an immediate and sustained

100 bps increase in interest rates

would have a negative impact to the Bank’s EVE

of $
3,806

million, an increase
of $
123

million from last quarter, and a positive impact to the Bank’s

NII of $
341

million, a decrease of $
70

million from last quarter. An immediate and sustained
100 bps decrease in interest rates would

have a positive impact to the Bank’s EVE of $
3,588

million, an increase of $
181

million from last quarter, and a negative
impact to the Bank’s NII of $
371

million, a decrease of $
90

million from last quarter. Quarter-over-quarter changes in EVE and NII sensitivities are largely
associated with Treasury hedging activity.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 37
Liquidity Risk
The risk of having insufficient cash or collateral

to meet financial obligations and an inability

to, in a timely manner, raise funding or monetize assets at

a non-
distressed price. Financial obligations can arise

from deposit withdrawals, debt maturities,

commitments to provide credit or liquidity

support or the need to pledge
additional collateral.
TD’S LIQUIDITY RISK APPETITE
TD follows a disciplined liquidity management

program,

which is subject to risk governance and oversight,

and is designed to maintain sufficient liquidity

to permit
the Bank to operate through a significant

liquidity event without relying on extraordinary

central bank assistance. The Bank

maintains access to a stable and
diversified funding base and aligns

its funding profile with that of the assets and

contingent obligations it supports.
WHO MANAGES LIQUIDITY RISK
The Risk Committee, the ALCO and

the Treasurer are accountable for the identification,

assessment, control, monitoring and oversight

of liquidity risk.
●

The Risk Committee regularly reviews the

Bank’s liquidity position and approves the Bank’s

Liquidity Risk Management Framework

biennially and related
policies annually.
●

The Bank’s ALCO is responsible for establishing

effective management structures and practices

to ensure appropriate measurement, management,

and
governance of liquidity risk.

●

The Global Liquidity & Funding (GLF)

Committee, a subcommittee of the ALCO

comprised of senior management from

Treasury, Wholesale Banking and Risk
Management, identifies and monitors the Bank’s liquidity

risks.

In addition to our committee oversight framework,

liquidity risk management activities

are subject to the three lines of defence governance

model. Treasury, the
first line of defence for the management of liquidity

risk, is subject to independent second line

challenge and oversight by Risk Management.

TD’s Internal Audit is
the third line of defence. The three lines of

defence are independent of the business

whose activities generate liquidity risks.
The Bank’s liquidity risk appetite and liquidity risk

management approach have not changed substantially

from that described in the Bank’s 2025 MD&A.

For a
complete discussion of liquidity risk,

refer to the “Liquidity Risk” section in the

Bank’s 2025 MD&A.
Liquid assets
The Bank’s unencumbered liquid assets could be

used to help address potential funding needs

arising from stress events. Liquid asset

eligibility considers
estimated stressed market values and

trading market depth, as well as operational,

legal, or other impediments to sale, rehypothecation

or pledging.
Assets held by the Bank to meet liquidity

requirements are summarized in the following

tables. The tables do not include assets held

within the Bank’s insurance
businesses as these are used to support insurance-specific

liabilities and capital requirements.
TABLE 31: SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY
(millions of Canadian dollars, except as noted) As at
Securities
received as
collateral from
securities
financing and
Bank-owned derivative Total Encumbered Unencumbered
liquid assets transactions liquid assets liquid assets liquid assets 1
July 31, 2026
Cash and central bank reserves $
18,372
$
–
$
18,372
$
2,348
$
16,024
Obligations of government, federal agencies, public sector

entities,
and multilateral development banks 2
106,547
107,397
213,944
111,662
102,282
Equities
19,844
9,838
29,682
22,823
6,859
Other debt securities
7,490
25,840
33,330
12,637
20,693
Other securities
–
–
–
–
–
Total Canadian dollar-denominated
152,253
143,075
295,328
149,470
145,858
Cash and central bank reserves
82,336
–
82,336
–
82,336
Obligations of government, federal agencies, public sector

entities,
and multilateral development banks
219,052
168,657
387,709
176,155
211,554
Equities
64,720
85,951
150,671
88,002
62,669
Other debt securities
89,301
45,458
134,759
39,672
95,087
Other securities
19,051
1,482
20,533
5,941
14,592
Total non-Canadian dollar-denominated
474,460
301,548
776,008
309,770
466,238
Total 3 $
626,713
$
444,623
$
1,071,336
$
459,240
$
612,096
October 31, 2025
Total Canadian dollar

-denominated
$
155,500
$
128,048
$
283,548
$
124,734
$
158,814
Total non-Canadian

dollar-denominated
479,607
223,847
703,454
279,201
424,253
Total $
635,107
$
351,895
$
987,002
$
403,935
$
583,067
1
Unencumbered liquid assets include on-balance sheet assets, assets borrowed or purchased under resale agreements,

and other off-balance sheet collateral received less encumbered liquid assets.
2

Includes National Housing Act Mortgage-Backed Securities (NHA MBS).
3

Effective April 30, 2026, collateral received from margin loans and collateral delivered to facilitate client shorts has been included
.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 38
Unencumbered liquid assets held in The

Toronto-Dominion Bank, its domestic and foreign subsidiaries, and branches are summarized in the following

table.
TABLE 32: SUMMARY OF UNENCUMBERED LIQUID ASSETS BY

BANK, SUBSIDIARIES, AND BRANCHES
(millions of Canadian dollars)
As at

July 31 October 31
2026 2025
The Toronto-Dominion Bank (Parent) $
227,834
$
257,722
Bank subsidiaries
356,030
306,961
Foreign branches
28,232
18,384
Total $
612,096
$
583,067
The Bank’s

average liquid assets are summarized

in the following table.

TABLE 33: SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY
(millions of Canadian dollars, except as noted) Average for the three months ended
Securities
received as
collateral from
securities
financing and Total
Bank-owned derivative liquid Encumbered Unencumbered
liquid assets transactions assets liquid assets liquid assets
1
July 31, 2026
Cash and central bank reserves
$
16,039
$
–
$
16,039
$
2,197
$
13,842
Obligations of government, federal agencies, public sector

entities, and multilateral development banks 2 108,331 105,996 214,327 110,266 104,061
Equities 20,229 9,143 29,372 22,100 7,272
Other debt securities 7,655 24,636 32,291 12,373 19,918
Other securities – – – – –
Total Canadian dollar-denominated 152,254 139,775 292,029 146,936 145,093
Cash and central bank reserves 82,761 – 82,761 – 82,761
Obligations of government, federal agencies, public sector

entities, and multilateral development banks 221,745 162,503 384,248 171,412 212,836
Equities 74,982 84,160 159,142 88,452 70,690
Other debt securities 88,988 44,881 133,869 38,912 94,957
Other securities 22,900 2,363 25,263 7,688 17,575
Total non-Canadian dollar-denominated 491,376 293,907 785,283 306,464 478,819
Total $ 643,630 $ 433,682 $ 1,077,312 $ 453,400 $ 623,912
April 30, 2026
Total Canadian dollar

-denominated
$ 155,977 $ 132,662 $ 288,639 $ 133,161 $ 155,478
Total non-Canadian

dollar-denominated
484,788 270,292 755,080 305,621 449,459
Total $ 640,765 $ 402,954 $ 1,043,719 $ 438,782 $ 604,937
1

Unencumbered liquid assets include on-balance sheet assets, assets borrowed or purchased under resale agreements,

and other off-balance sheet collateral received less encumbered liquid assets.
2

Includes NHA MBS.
Average unencumbered liquid assets held in

The Toronto-Dominion Bank,

its domestic and foreign subsidiaries,

and branches are summarized in the

following
table.

TABLE 34: SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES,

AND BRANCHES
(millions of Canadian dollars)
Average for the three months ended

July 31 April 30
2026 2026
The Toronto-Dominion

Bank (Parent)
$ 235,960 $ 237,056
Bank subsidiaries 354,496 338,412
Foreign branches 33,456 29,469
Total $ 623,912 $ 604,937
ASSET ENCUMBRANCE
In the course of the Bank’s daily operations, assets

are pledged to obtain funding, support

trading and brokerage businesses, and participate

in clearing and/or
settlement systems. TD has pledging policies

in place that govern the amount of assets

we encumber, ensuring sufficient assets are available to meet liquidity requirements. A summary of on- and off-balance

sheet encumbered and unencumbered assets

is presented as follows.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 39
TABLE 35: ENCUMBERED AND UNENCUMBERED ASSETS
(millions of Canadian dollars) As at
Total Assets Encumbered Unencumbered
Total

Pledged as

Available as
Assets Collateral 1 Other 2 Collateral 3 Other 4
July 31, 2026
Cash and due from banks $ 6,812 $ – $ – $ – $ 6,812
Interest-bearing deposits with banks 103,820 6,741 – 91,603 5,476
Securities, trading loans, and other 1,102,857 513,714 27,114 500,128 61,901
Derivatives 80,055 – – – 80,055
Loans, net of allowance for loan losses 960,730 55,211 96,543 54,072 754,904
Other assets 5 92,085 230 – – 91,855
Total assets $ 2,346,359 $ 575,896 $ 123,657 $ 645,803 $ 1,001,003
October 31, 2025
Total assets $ 2,265,385 $ 525,387 $ 127,282 $ 672,337 $ 940,379
1

Pledged collateral refers to the portion of assets that are pledged through encumbering activities, such as repurchase agreements, securities lending, derivative contracts, and
requirements associated with participation in clearing houses and payment systems.
2

Includes assets supporting TD’s long-term funding activities such as asset securitization and issuance of covered bonds.
3

Represents assets that are readily available for use as collateral to generate funding or support collateral requirements.

This category includes unencumbered loans backed by real estate that qualify as eligible collateral in the Federal Home Loan Bank System.
4

Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but would not be considered immediately available.
5

Other assets include goodwill, other intangibles, land, buildings, equipment, other depreciable assets and right-of

-use assets, deferred tax assets, amounts receivable from brokers, dealers, and clients, and other assets on the balance sheet not reported in the above categories.
LIQUIDITY STRESS TESTING AND CONTINGENCY

FUNDING PLANS
In addition to the Bank’s internal liquidity stress

metric, the Bank performs liquidity

stress testing on multiple alternate scenarios.

These scenarios consist of a mix
of TD-specific and market-wide stress

events designed to evaluate the potential

impact of risk factors material to the

Bank’s risk profile. Liquidity risk assessments
are also part of the Bank’s Enterprise-Wide Stress

Testing program.
The Bank maintains contingency funding plans

(CFPs) for the enterprise and material

subsidiaries operating in foreign jurisdictions.

As they provide a playbook
for managing stressed liquidity conditions,

these plans are an integral component of

the Bank’s overall liquidity risk management framework.

The CFPs outline
different contingency levels based on the severity

and duration of the liquidity event and

identify recovery actions appropriate for each

level. To support operational
readiness, CFPs provide key steps required

to implement each recovery action. Regional

CFPs identify recovery actions to address

region-specific stress events.
The actions and governance structure outlined

in the Bank’s CFPs are aligned with the Bank’s Crisis

Management Recovery Plan.
CREDIT RATINGS
Credit ratings may affect the Bank’s access to, and cost

of, raising funding and its ability to engage

in certain business activities on a

cost-effective basis. Credit
ratings and outlooks provided by rating agencies

reflect their views and methodologies and

are subject to change based on several

factors including the Bank’s
financial strength, competitive position,

and liquidity, as well as factors not entirely within the Bank’s control,

including conditions affecting the overall financial
services industry.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 40
TABLE 36: CREDIT RATINGS 1
As at
July 31, 2026
Moody’s S&P Fitch DBRS
Deposits/Counterparty
2
Aa1 A+ AA+ AA
Senior Debt
3
A2 A- AA- AA (low)
Covered Bonds Aaa – AAA AAA
Legacy Subordinated Debt – non-NVCC A3 A- A A (high)
Tier 2 Subordinated Debt – NVCC A3 (hyb) BBB+ A A (low)
AT1 Perpetual Debt – NVCC Baa2 (hyb) BBB- BBB+ –
Limited Recourse Capital Notes – NVCC Baa2 (hyb) BBB- BBB+ BBB (high)
Preferred Shares – NVCC Baa2 (hyb) BBB- BBB+ Pfd-2
Short-Term Debt (Deposits) P-1 A-1 F1+ R-1 (high)
Outlook Stable Stable Stable Stable
1

The above ratings are for The Toronto-Dominion

Bank legal entity. Subsidiaries’ ratings are available

on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not
recommendations to purchase, sell, or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision
or withdrawal at any time by the rating organization.
2

Represents Moody’s Long-Term

Deposits Ratings and Counterparty Risk Rating, S&P’s Issuer Credit Rating, Fitch’s

Long-Term Deposits Rating and DBRS’

Long-Term Deposits Rating.
3

Subject to conversion under the bank recapitalization “bail-in”

regime.
The Bank regularly reviews the level

of increased collateral its trading counterparties

would require in the event of a downgrade of

TD’s credit rating. The following
table presents the additional collateral that

could have been contractually required to be

posted to OTC derivative counterparties as

of the reporting date in the
event of one, two, and three-notch downgrades

of the Bank’s credit ratings.

TABLE 37: ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES 1
(millions of Canadian dollars)
Average for the three months ended

July 31 April 30
2026 2026
One-notch downgrade $ 735 $ 966
Two-notch downgrade 1,133 1,364
Three-notch downgrade 2,062 2,253
1

These collateral requirements are based on each OTC trading counterparty’s Credit Support Annex and the Bank’s credit rating across applicable rating agencies.

LIQUIDITY COVERAGE RATIO (LCR)

The LCR is a Basel III standard designed to ensure

that banks have an adequate stock of unencumbered

HQLA, consisting of cash or assets that

can be
converted into cash, to meet their liquidity

needs for a 30-calendar day liquidity stress

scenario.

In accordance with OSFI’s Liquidity Adequacy Requirements

(LAR), the Bank must maintain a

minimum LCR of 100%, except during periods

of financial stress
when institutions are permitted to use their

stock of HQLA. The Bank’s LCR is calculated according

to the scenario parameters in the LAR guideline,

including
prescribed HQLA eligibility criteria and haircuts,

deposit run-off, and other outflow and inflow rates.

LCR-eligible HQLA consist primarily of

central bank reserves,
sovereign-issued or sovereign-guaranteed

securities, and high-quality securities issued

by non-financial entities.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 41

The following table summarizes the Bank’s average

daily LCR as of the relevant dates.

TABLE 38: AVERAGE LIQUIDITY COVERAGE RATIO 1
(millions of Canadian dollars, except

as noted)
Average for the three months ended
July 31, 2026
Total unweighted Total weighted
value (average) 2 value (average) 3
High-quality liquid assets
Total high-quality liquid assets $ n/a 4 $ 333,143
Cash outflows
Retail deposits and deposits from small business

customers, of which:
$ 516,548 $ 33,963
Stable deposits 279,366 8,381
Less stable deposits 237,182 25,582
Unsecured wholesale funding, of which: 391,881 190,103
Operational deposits (all counterparties)

and deposits in networks of cooperative banks
145,078 33,958
Non-operational deposits (all counterparties) 221,965 131,307
Unsecured debt 24,838 24,838
Secured wholesale funding n/a 59,794
Additional requirements, of which: 412,276 132,411
Outflows related to derivative exposures and

other collateral requirements
103,841 64,879
Outflows related to loss of funding on debt products 12,182 12,182
Credit and liquidity facilities 296,253 55,350
Other contractual funding obligations 23,366 11,165
Other contingent funding obligations 898,794 13,751
Total cash outflows $ n/a $ 441,187
Cash inflows
Secured lending

$ 308,885 $ 61,618
Inflows from fully performing exposures 32,411 15,759
Other cash inflows 113,101 113,101
Total cash inflows $ 454,397 $ 190,478
Average for the three months ended
July 31, 2026 April 30, 2026
Total adjusted Total adjusted
value value
Total high-quality liquid assets $ 333,143 $ 336,237
Total net cash outflows 250,709 258,225
Liquidity coverage ratio 133% 130%
1

The LCR is calculated in accordance with OSFI’s LAR guideline, which is reflective of liquidity-related requirements published by the BCBS. The LCR for the quarter ended July 31, 2026 is calculated as an average of the 64 daily data points in the quarter.
2

Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
3

Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, and caps as prescribed by the OSFI LAR guideline.
4

Not applicable as per the LCR common disclosure template.
The Bank’s average LCR was 133%

for the quarter ended July 31, 2026 and

continues to meet regulatory requirements
.
The Bank holds a variety of liquid assets

commensurate with its liquidity needs.

Most of these liquid assets also qualify as

HQLA under the OSFI LAR guideline.
The Bank’s Level 1 assets for the quarter ended

July 31, 2026, as calculated according to OSFI

LAR and the BCBS LCR requirements,

represent 86% of total
HQLA (April 30,

2026

– 86%). In accordance with the OSFI LAR

guideline, the Bank’s reported HQLA excludes

excess HQLA from U.S. Banking operations

to
reflect liquidity transfer considerations between

U.S. Banking and affiliates as a result of the U.S.

Federal Reserve Board’s regulations. By excluding

excess
HQLA, the U.S. Banking LCR is effectively capped

at 100% prior to total Bank consolidation.
As described in the “How TD Manages Liquidity

Risk” section of the Bank’s 2025 MD&A, the Bank

manages its HQLA and other liquidity buffers to

the higher of
TD’s internal 90-day surplus requirement and its

target buffers over regulatory requirements including

those for LCR, Net Stable Funding Ratio

(NSFR), and the
Net Cumulative Cash Flow metrics.
17
The Bank’s expectations regarding liquidity levels are based on the Bank’s assumptions regarding certain factors, including product growth, strategic plans, and pace of share repurchases under the
Bank’s normal course issuer bid (which is subject to financial forecasts and capital requirements). The Bank’s assumptions are subject to inherent uncertainties and may vary based on factors both within and outside the Bank’s control, including general market conditions, economic outlook and geopolitical matters. Refer to the “Risk Factors That May Affect Future Results” section of this document for additional information about risks and uncertainties that may impact the Bank’s estimates.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 42
NET STABLE

FUNDING RATIO
The NSFR is a Basel III metric calculated as

the ratio of total available stable funding

(ASF) to total required stable funding (RSF).

The Bank must maintain an
NSFR equal to or above 100% in accordance

with the LAR guideline. The Bank’s ASF comprises

the Bank’s liability and capital instruments

(including deposits
and wholesale funding). The assets that require

stable funding are a function of the Bank’s on and

off-balance sheet activities,

their liquidity characteristics, and
OSFI’s LAR guideline requirements.

TABLE 39: NET STABLE FUNDING RATIO 1
(millions of Canadian dollars, except

as noted)
As at
July 31, 2026
Unweighted value by residual maturity
6 months to More than
No

Less than

less than

or equal to Weighted
maturity
2
6 months

1 year

1 year

value
3
Available Stable Funding Item
Capital $ 122,925 $ n/a $ n/a $ 6,559 $ 129,484
Regulatory capital 122,925 n/a n/a 6,559 129,484
Other capital instruments n/a n/a n/a – –
Retail deposits and deposits from small business

customers:
480,314 65,947 39,988 29,432 571,236
Stable deposits 269,863 27,723 16,593 14,342 312,812
Less stable deposits 210,451 38,224 23,395 15,090 258,424
Wholesale funding: 271,212 423,017 111,036 236,040 479,839
Operational deposits 122,568 2,250 – – 62,409
Other wholesale funding 148,644 420,767 111,036 236,040 417,430
Liabilities with matching interdependent assets
4
– 2,117 1,791 39,124 –
Other liabilities: 49,518 90,863 8,904
NSFR derivative liabilities n/a 8,217

n/a

All other liabilities and equity not included

in the above categories
49,518 72,154 3,176 7,316 8,904
Total Available Stable Funding $ 1,189,463
Required Stable Funding Item
Total NSFR high-quality liquid assets $

n/a

$

n/a

$

n/a

$

n/a

$ 60,356
Deposits held at other financial institutions for

operational purposes
– – – – –
Performing loans and securities 140,979 294,402 142,197 703,136 834,739
Performing loans to financial institutions

secured by Level 1 HQLA
– 73,994 10,362 213 10,315
Performing loans to financial institutions

secured by non-Level 1
HQLA and unsecured performing loans to

financial institutions
– 92,005 14,948 15,868 33,349
Performing loans to non-financial corporate

clients, loans to retail
and small business customers, and loans

to sovereigns, central
banks and PSEs, of which: 51,696 76,573 55,321 368,475 425,380
With a risk weight of less than or equal

to 35% under the Basel II
standardized approach for credit risk n/a – – – –
Performing residential mortgages, of which: 31,207 43,557 52,845 237,919 238,394
With a risk weight of less than or equal

to 35% under the Basel II
standardized approach for credit risk 31,207 43,557 52,845 237,919 238,394
Securities that are not in default and do not

qualify as HQLA,
including exchange-traded equities 58,076 8,273 8,721 80,661 127,301
Assets with matching interdependent liabilities
4
– 2,493 2,799 37,740 –
Other assets: 77,705 133,168 117,104
Physical traded commodities, including gold 20,039

n/a

n/a

n/a

17,618
Assets posted as initial margin for derivative

contracts and

contributions to default funds of CCPs – – – 19,477 16,555
NSFR derivative assets

n/a

– – 11,502 3,285
NSFR derivative liabilities before deduction

of variation margin
posted

n/a

24,330 1,216
All other assets not included in the above

categories
57,666 67,510 2,130 8,219 78,430
Off-balance sheet items

n/a

904,429 32,185
Total Required Stable Funding $ 1,044,384
Net Stable Funding Ratio

114%
As at
April 30, 2026
Total Available Stable Funding $ 1,171,411
Total Required Stable Funding 1,004,256
Net Stable Funding Ratio

117%
1

The NSFR is calculated in accordance with OSFI’s LAR guideline, which is reflective of liquidity-related requirements published by the BCBS.
2

Items in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity,

non-maturity deposits, short
positions, open maturity positions, non-HQLA equities, and physical traded commodities.
3

Weighted values are calculated after the application of respective NSFR weights, as prescribed by the

OSFI LAR guideline.
4

Interdependent asset and liability items are deemed by OSFI to be interdependent and have RSF and ASF risk factors adjusted to zero. Interdependent liabilities cannot fall due while the asset is still on balance sheet, cannot be used to fund any other assets and principal payments from the asset cannot be used for anything other than repaying the liability.

As such, the
only interdependent assets and liabilities that qualify for this treatment at the Bank are the liabilities arising from the

Canada Mortgage Bonds Program and their corresponding
encumbered assets.
The Bank’s NSFR for the quarter ended July 31,

2026 is 114%

(April 30, 2026 – 117%), representing a surplus of $145 billion and adhering to regulatory
requirements.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 43
FUNDING
The Bank has access to a variety of unsecured

and secured funding sources. The Bank’s

funding activities are conducted in accordance

with liquidity risk
management policies that require assets be

funded to the appropriate term and to a prudent

diversification profile.
The Bank’s primary approach to funding is

to maximize the use of deposits raised through

its personal,

wealth and business and commercial banking

channels.
The deposits raised from these sources

were approximately
63
% (October 31, 2025 –
64
%) of the Bank’s total funding. Non-personal

deposit funding as reflected
below does not include the Bank’s Wholesale Banking

deposits (including Corporate & Investment

Banking).
TABLE 40: SUMMARY OF DEPOSIT FUNDING 1
(millions of Canadian dollars)
As at

July 31 October 31
2026 2025
Personal $
645,173
$
650,396
Non-personal
314,154
316,319
Total $
959,327
$
966,715
1
The calculation methodology reflects deposit funding from personal, wealth and business and commercial banking channels.
WHOLESALE FUNDING
The Bank maintains various registered external

wholesale term (greater than 1 year) funding

programs to provide access to diversified

funding sources, including
asset securitization, covered bonds, and

unsecured wholesale debt. The Bank’s wholesale

funding is diversified by geography, currency, and funding types. The
Bank raises short-term (1 year or less) funding

using certificates of deposit and commercial

paper.
The following table summarizes the term

funding and capital programs by geography, with the related program size as at July 31, 2026.
Canada United States Europe
Capital Securities Program ($20 billion)
Canadian Senior Medium-Term Linked Notes
Program ($10 billion)
HELOC asset backed securities (ABS)

Program
(Genesis Trust II) ($7 billion)
U.S. SEC (F-3) Registered Capital and

Debt
Program (US$75 billion)
U.K. Financial Conduct Authority (FCA) Registered
Legislative Covered Bond Program ($100 billion)
FCA Registered Global Medium-Term Note Program
(US$40 billion)
Non-Registered Structured Global Medium-Term
Linked Notes Program (US$20 billion)

The following table presents a breakdown of

the Bank’s term debt by currency and funding

type. Term funding was $188.4 billion as at July 31, 2026
(October 31, 2025

– $192.0 billion).
Note that Table 41: Long-Term Funding and Table

42: Wholesale Funding do not include

any funding accessed via repurchase transactions

or securities financing.
TABLE 41: LONG-TERM FUNDING
1
As at
July 31 October 31
Long-term funding by currency 2026

2025
Canadian dollar 27% 26%
U.S. dollar 33 33
Euro 30 32
British pound 6 4
Other 4 5
Total 100% 100%
Long-term funding by type

Senior unsecured medium-term notes 56% 53%
Covered bonds 33 37
Mortgage securitization 2 9 8
Term asset-backed securities 2 2
Total 100% 100%
1

The table includes secured and unsecured, senior and subordinated notes – excluding structured notes and commercial paper – issued to external investors with an original term-to-
maturity of greater than one year.
2

Mortgage securitization excludes the residential mortgage trading business.
The Bank maintains depositor concentration

limits in respect of short-term wholesale

deposits so that it is not overly reliant

on individual depositors for funding.
The Bank further limits short-term wholesale

funding maturity concentration in an effort to

mitigate refinancing risk during a stress event.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 44
The following table represents the remaining

maturity of various sources of funding outstanding

as at July 31,

2026 and October 31, 2025.

TABLE 42: WHOLESALE FUNDING
(millions of Canadian dollars)
As at
July 31 October 31
2026 2025
Less than 1 to 3 3 to 6 6 months Up to 1 Over 1 to Over
1 month months months to 1 year year 2 years 2 years Total Total
Deposits from banks
1
$ 1,226 $ 557 $ 554 $ 290 $ 2,627 $ – $ – $ 2,627 $ 2,738
Bearer deposit notes 615 2,204 617 776 4,212 – – 4,212 5,732
Certificates of deposit 8,205 34,560 31,122 43,445 117,332 820 – 118,152 90,513
Commercial paper 9,587 10,567 10,729 14,294 45,177 703 – 45,880 53,759
Covered bonds – 5,402 4,360 15,529 25,291 6,050 31,071 62,412 70,558
Mortgage securitization 2 59 1,236 987 2,041 4,323 4,339 34,819 43,481 40,124
Senior unsecured medium-term notes 3 – 2,382 7,840 10,448 20,670 24,947 59,600 105,217 102,136
Subordinated notes and debentures 4 – – – – – – 10,523 10,523 10,733
Term asset-backed

securitization
246 2,735 5,227 5,030 13,238 1,124 1,499 15,861 15,702
Other 5 14,291 10,493 7,728 3,420 35,932 2,747 4,420 43,099 27,695
Total $ 34,229 $ 70,136 $ 69,164 $ 95,273 $ 268,802 $ 40,730 $ 141,932 $ 451,464 $ 419,690
Of which:
Secured $ 305 $ 14,979 $ 16,881 $ 24,002 $ 56,167 $ 11,513 $ 67,389 $ 135,069 $ 126,388
Unsecured 33,924 55,157 52,283 71,271 212,635 29,217 74,543 316,395 293,302
Total $ 34,229 $ 70,136 $ 69,164 $ 95,273 $ 268,802 $ 40,730 $ 141,932 $ 451,464 $ 419,690
1

Only includes fixed-term commercial bank deposits.
2

Includes mortgage-backed securities (MBS) issued to external investors and Wholesale Banking residential mortgage trading business.
3

Includes a) bail-inable senior debt and b) $0.2 billion of non-bail-inable senior debt with original term-to-maturity of less than 400 days, with remaining term of 3 to 6 months. Excludes
$2.4 billion of structured notes subject to conversion under the “bail-in” regime (October 31, 2025 – $3.3 billion).
4

Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
5
Includes fixed-term deposits from non-bank institutions (unsecured) of $24.1 billion (October 31, 2025 – $25.1 billion) and the remaining are non-term deposits.
Effective the third quarter
of 2026, certain global transaction banking deposits have been removed from the presentation to better align with how management views the Bank’s composition of wholesale funding.
The comparative period balance has been restated to conform with this change.
Excluding the Wholesale Banking residential

mortgage trading business, the Bank’s total

mortgage-backed securities issued to external

investors for the three and
nine months ended July 31, 2026,

were $1.4 billion and $3.8 billion,

respectively (three and nine months ended

July 31, 2025 – $1.0

billion and $3.3 billion,
respectively)

and other asset-backed securities issued

for the three and nine months ended July

31,

2026,

were nil (three and nine months ended July 31,

2025 –
nil and $0.2 billion,

respectively). The Bank also issued $4.3

billion and $19.6 billion, respectively, of unsecured medium-term notes for the three months and nine
months ended July 31, 2026 (three months

and nine months ended July 31, 2025 – $7.1

billion and $17.5 billion,

respectively). Covered bonds issued

for the three
and nine months ended July 31, 2026 were nil

and $5.2 billion, respectively (three and

nine months ended July 31, 2025 – nil).
REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY AND FUNDING
In January 2026, OSFI released its final revised

LAR guideline which came into effect May 1,

2026. Amendments include introduction

of deposit categorizations for
measuring liquidity risks from structured

notes and deposits sourced through non-bank

financial intermediaries, and clarification

of expectations for instruments
with contingent features and/or uncertain

maturity profiles, particularly in relation

to their early redemption characteristics and

associated liquidity implications.
In May 2026, OSFI engaged institutions in

a public consultation of its draft Internal Liquidity

Adequacy Assessment Process (ILAAP)

Guideline outlining
expectations for how institutions are to assess,

manage and report their liquidity risks. ILAAP

is intended to complement existing liquidity

standards and
requirements.
ISSB – IFRS S1 and IFRS S2
In March 2025, OSFI released updates to

Guideline B-15 to ensure continued interoperability

with the requirements of the final Canadian Sustainability

Standards
Board (CSSB) standards. Key updates include

postponing the implementation date

for industry-based metrics and Scope

3 Greenhouse Gas (GHG)

emissions
disclosures from fiscal year end 2025

to 2028. The Bank’s 2025 annual sustainability report

suite incorporates

the phased-in cross-industry metrics

requirements,
effective for October 31, 2025.
In April 2025, the Canadian Securities Administrators

(CSA) announced that it is pausing work

on the development of a new mandatory

climate-related disclosure
rule that is based on the two standards issued

by the CSSB. The CSSB standards were

released in December 2024 and are based

on the international
sustainability standards issued by the International

Sustainability Standards Board (ISSB).

They set out the disclosure requirements for

financially material
information about sustainability and climate-related

risks and opportunities to meet investor

information needs. For these standards

to become mandatory
requirements in Canada, they would need

to be incorporated into a CSA rule. The Bank

continues to assess the impact of adopting these

standards and to monitor
developments from various standard setters

and regulators.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 45
SECURITIZATION AND

OFF-BALANCE SHEET ARRANGEMENTS
The Bank enters into securitization and off-balance

sheet arrangements in the normal course of

operations. The Bank is involved with

structured entities (SEs) that
it sponsors, as well as entities sponsored

by third parties. Refer to “Securitization and

Off-Balance Sheet Arrangements”

section, Note 9: Transfers of Financial
Assets and Note 10: Structured Entities of

the Bank’s 2025 Annual Report for further details.

There have been no significant changes

to the Bank’s securitization
and off-balance sheet arrangements during the quarter

ended July 31, 2026.
Securitization of Third-Party Originated

Assets
Significant Unconsolidated Special Purpose

Entities
The Bank securitizes third-party originated

assets through Bank-sponsored SEs, including

its multi-seller conduits which are not consolidated.

Multi-seller conduits
securitize third-party originated assets.

The Bank administers multi-seller conduits

and provides liquidity facilities as well as

securities distribution services; it may
also provide credit enhancements. TD’s total potential

exposure to loss through the provision

of liquidity facilities for multi-seller conduits

was $62.2 billion as at
July 31, 2026

(October 31, 2025

– $57.5 billion). As at July 31, 2026, the Bank

had funded exposure of $42.6 billion under

such liquidity facilities relating to
outstanding issuances of asset-backed

commercial paper (ABCP)

(October 31, 2025

– $38.5 billion).
ACCOUNTING POLICIES AND ESTIMATES

The Bank’s

unaudited Interim Consolidated Financial

Statements have been prepared in accordance

with IFRS. For details of the Bank’s

accounting policies under
IFRS, refer to Note 2 of the Bank’s third

quarter 2026 Interim Consolidated Financial

Statements and 2025 Annual

Consolidated Financial Statements. For details
of the Bank’s significant accounting judgments,

estimates, and assumptions under IFRS,

refer to Note 3 of the Bank’s third quarter

2026 Interim Consolidated
Financial Statements and the Bank’s 2025

Annual Consolidated Financial Statements.
CURRENT CHANGES IN ACCOUNTING

POLICIES
There were no new accounting policies adopted

by the Bank for the three and nine months

ended July 31, 2026.
ACCOUNTING JUDGMENTS, ESTIMATES,

AND ASSUMPTIONS
The estimates used in the Bank’s accounting

policies are essential to understanding its

results of operations and financial condition.

Some of the Bank’s policies
require subjective, complex judgments and

estimates as they relate to matters

that are inherently uncertain. Changes in these judgments

or estimates and
changes to accounting standards and policies

could have a materially adverse impact

on the Bank’s Interim Consolidated Financial Statements.

The Bank has
established procedures to ensure that accounting

policies are applied consistently and that

the processes for changing methodologies,

determining estimates, and
adopting new accounting standards are well-controlled

and occur in an appropriate and systematic

manner.
Impairment – Expected Credit Loss Model
The ECL model requires the application of judgments,

estimates,

and assumptions in the assessment of the

current and forward-looking economic

environment.
There remains elevated economic uncertainty, and management

continues to exercise expert credit judgment

in assessing if an exposure has experienced
significant increase in credit risk since initial

recognition and in determining the amount

of ECLs at each reporting date. To the extent that certain effects are not fully incorporated into the model calculations,

temporary quantitative and qualitative adjustments

have been applied,

including for risks related to elevated
uncertainty associated with policy and trade,

and such adjustments will be updated as appropriate

in future periods.
FUTURE CHANGES IN ACCOUNTING

POLICIES
There were no new accounting standards

or amendments issued during the three and nine

months ended July 31, 2026. Refer to Note 4 of

the Bank’s 2025
Annual Consolidated Financial Statements

for a description of future changes in accounting

policies.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL

REPORTING

During the most recent interim period, there

have been no changes in the Bank’s policies and

procedures and other processes that

comprise its internal control
over financial reporting, that have materially affected,

or are reasonably likely to materially

affect, the Bank’s internal control over financial

reporting. Refer to
Note 2 and Note 3 of the Bank’s third quarter

2026 Interim Consolidated Financial Statements

for further information regarding the Bank’s changes

to accounting
policies, procedures, and estimates.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 46
GLOSSARY
FINANCIAL AND BANKING TERMS
Adjusted Results:

Non-GAAP financial measures

used to assess each of the
Bank’s businesses and to measure the Bank’s overall

performance. To arrive at
adjusted results, the Bank adjusts for “items

of note”, from reported results. The
items of note relate to items which management

does not believe are indicative
of underlying business performance.
Allowance for Credit Losses:

Represent expected credit losses (ECLs)

on
financial assets, including any off-balance sheet

exposures, at the balance
sheet date. Allowance for credit losses consists

of Stage 3 allowance for
impaired financial assets and Stage 2 and

Stage 1 allowance for performing
financial assets and off-balance sheet instruments.

The allowance is increased
by the provision for credit losses,

decreased by write-offs net of recoveries and
disposals,

and impacted by foreign exchange.
Amortized Cost:

The amount at which a financial asset or

financial liability is
measured at initial recognition minus principal

repayments, plus or minus the
cumulative amortization, using EIRM, of any

differences between the initial
amount and the maturity amount, and

minus any reduction for impairment.

Assets under Administration (AUA):

Assets that are beneficially owned by
customers where the Bank provides services

of an administrative nature, such
as the collection of investment income and

the placing of trades on behalf of the
clients (where the client has made his or

her own investment selection). The
majority of these assets are not reported on

the Bank’s Consolidated Balance
Sheet.
Assets under Management (AUM):

Assets that are beneficially owned by
customers, managed by the Bank, where

the Bank has discretion to make
investment selections on behalf of the

client (in accordance with an investment
policy). In addition to the TD family of mutual

funds, the Bank manages assets
on behalf of individuals, pension funds, corporations,

institutions, endowments
and foundations. These assets are not reported

on the Bank’s Consolidated
Balance Sheet. Some assets under management

that are also administered by
the Bank are included in assets under administration.
Asset-Backed Commercial Paper (ABCP):

A form of commercial paper that is
collateralized by other financial assets.

Institutional investors usually purchase
such instruments in order to diversify their assets

and generate short-term
gains.
Asset-Backed Securities (ABS):

A security whose value and income
payments are derived from and collateralized

(or “backed”) by a specified pool
of underlying assets.
Average Common Equity:
Average common equity for the business

segments
reflects the average allocated capital. The

Bank’s methodology for allocating
capital to its business segments is largely aligned

with the common equity
capital requirements under Basel III.
Average Interest-Earning Assets:

A non-GAAP financial measure that depicts
the Bank’s financial position, and is calculated

as the average carrying value of
deposits with banks, loans and securities based

on daily balances for the period
ending October 31 in each fiscal year.
Basic Earnings per Share (EPS):

A performance measure calculated by
dividing net income available to common

shareholders by the weighted average
number of common shares outstanding

for the period. Adjusted basic EPS is
calculated in the same manner using adjusted

net income.
Basis Points

(bps):

A unit equal to 1/100 of 1%. Thus, a 1%

change is equal to
100 basis points.

Book Value per Share:

A measure calculated by dividing common
shareholders’

equity by number of common shares at the

end of the period.

Carrying Value:

The value at which an asset or liability

is carried at on the
Consolidated Balance Sheet.
Catastrophe Claims:

Insurance claims that relate to any single

event that
occurred in the period, for which the aggregate

insurance claims are equal to
or greater than an internal threshold of $5

million before reinsurance. The
Bank’s internal threshold may change from time

to time.
Collateralized Mortgage Obligation (CMO):

They are collateralized debt
obligations consisting of mortgage-backed

securities that are separated and
issued as different classes of mortgage pass-through

securities with different
terms, interest rates, and risks. CMOs by private

issuers are collectively
referred to as non-agency CMOs.
Common Equity Tier 1 (CET1) Capital: This is a primary Basel III capital measure comprised mainly of common equity, retained earnings and qualifying
non-controlling interest in subsidiaries. Regulatory

deductions made to arrive
at the CET1 Capital include goodwill

and intangibles, unconsolidated
investments in banking, financial, and insurance

entities, deferred tax assets,
defined benefit pension fund assets, and

shortfalls in allowances.
Common Equity Tier 1 (CET1) Capital Ratio: CET1 Capital ratio represents the predominant measure of capital adequacy

under Basel III
and equals CET1 Capital divided by RWA.
Compound Annual Growth Rate (CAGR):

A measure of growth over multiple
time periods from the initial investment value

to the ending investment value
assuming that the investment has been compounding

over the time period.
Credit Valuation Adjustment (CVA): CVA represents a capital charge that measures credit risk due to default of derivative

counterparties. This charge
requires banks to capitalize for the potential

changes in counterparty credit
spread for the derivative portfolios.
Diluted EPS:

A performance measure calculated by dividing

net income
available to common shareholders by the

weighted average number of
common shares outstanding adjusting

for the effect of all potentially dilutive
common shares. Adjusted diluted EPS is

calculated in the same manner using
adjusted net income.
Dividend Payout Ratio:

A ratio represents the percentage of Bank’s earnings
being paid to common shareholders in

the form of dividends and is calculated
by dividing common dividends by net income

available to common
shareholders. Adjusted dividend payout ratio

is calculated in the same manner
using adjusted net income.
Dividend Yield:

A ratio calculated as the dividend per

common share for the
year divided by the daily average closing

stock price during the year.
Effective Income Tax Rate:
A rate and performance indicator calculated

by
dividing the provision for income taxes as a percentage

of net income before
taxes. Adjusted effective income tax rate is calculated

in the same manner
using adjusted results.
Effective Interest Rate (EIR):

The rate that discounts expected future cash
flows for the expected life of the financial instrument

to its carrying value. The
calculation takes into account the contractual

interest rate, along with any fees
or incremental costs that are directly

attributable to the instrument and all other
premiums or discounts.
Effective Interest Rate Method (EIRM):

A technique for calculating the actual
interest rate in a period based on the amount

of a financial instrument’s book
value at the beginning of the accounting period.

Under EIRM,

the effective
interest rate, which is a key component of

the calculation, discounts the
expected future cash inflows and outflows expected

over the life of a financial
instrument.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 47
Efficiency Ratio:

The efficiency ratio measures operating efficiency and

is
calculated by taking the non-interest expenses

as a percentage of total revenue.
A lower ratio indicates a more efficient business

operation. Adjusted efficiency
ratio is calculated in the same manner using

adjusted non-interest expenses
and adjusted total revenue.
Enhanced Disclosure Task Force (EDTF): Established by the FSB in
May 2012, comprised of banks, analysts, investors,

and auditors, with the goal
of enhancing the risk disclosures of banks and

other financial institutions.
Expected Credit Losses (ECLs): ECLs are the probability-weighted present value of expected cash shortfalls over

the remaining expected life of the
financial instrument and considers reasonable

and supportable information
about past events, current conditions, and forecasts

of future events and
economic conditions that impact the Bank’s

credit risk assessment.
Fair Value:

The price that would be received to sell an

asset or paid to transfer
a liability in an orderly transaction between

market participants at the
measurement date, under current market

conditions.
Fair value through other comprehensive

income (FVOCI):
Under IFRS 9, if
the asset passes the contractual cash

flows test (named SPPI), the business
model assessment determines how the instrument

is classified. If the instrument
is being held to collect contractual cash flows,

that is, if it is not expected to be
sold, it is measured as amortized cost. If the

business model for the instrument
is to both collect contractual cash flows and

potentially sell the asset, it is
measured at FVOCI.
Fair value through profit or loss (FVTPL): Under IFRS 9, the classification is dependent on two tests, a contractual

cash flow test (named SPPI) and a
business model assessment. Unless the

asset meets the requirements of both
tests, it is measured at fair value with all

changes in fair value reported in profit
or loss.
Federal Deposit Insurance Corporation

(FDIC):
A U.S. government
corporation which provides deposit insurance

guaranteeing the safety of a
depositor’s accounts in member banks.

The FDIC also examines and
supervises certain financial institutions for

safety and soundness, performs
certain consumer-protection functions, and

manages banks in receiverships
(failed banks).
Forward Contracts:

Over-the-counter contracts between two parties

that oblige
one party to the contract to buy and the other

party to sell an asset for a fixed
price at a future date.
Futures:

Exchange-traded contracts to buy or

sell a security at a predetermined
price on a specified future date.
Hedging:

A risk management technique intended

to mitigate the Bank’s
exposure to fluctuations in interest rates,

foreign currency exchange rates, or
other market factors. The elimination or

reduction of such exposure is
accomplished by engaging in capital markets

activities to establish offsetting
positions.
Impaired Loans:

Loans where, in management’s opinion,

there has been a
deterioration of credit quality to the extent

that the Bank no longer has
reasonable assurance as to the timely collection

of the full amount of principal
and interest.
Loss Given Default (LGD):

It is the amount of the loss the Bank

would likely
incur when a borrower defaults on a loan,

which is expressed as a percentage
of exposure at default.
Mark-to-Market (MTM):

A valuation that reflects current market rates

as at the
balance sheet date for financial instruments

that are carried at fair value.
Master Netting Agreements:

Legal agreements between two parties

that
have multiple derivative contracts with each

other that provide for the net
settlement of all contracts through a single

payment, in a single currency, in
the event of default or termination of any one

contract.
Net Corporate Expenses:
Non-interest expenses related to corporate

service
and control groups which are not allocated to a

business segment.

Net Interest Margin:

A non-GAAP ratio calculated as net interest

income as a
percentage of average interest-earning assets

to measure performance. This
metric is an indicator of the profitability of

the Bank’s earning assets less the
cost of funding. Adjusted net interest

margin is calculated in the same manner
using adjusted net interest income.
Non-Viability Contingent Capital (NVCC): Instruments (preferred shares and subordinated debt) that contain a feature or

a provision that allows the financial
institution to either permanently convert these

instruments into common shares
or fully write-down the instrument, in the event

that the institution is no longer
viable.
Notional:

A reference amount on which payments

for derivative financial
instruments are based.
Office of the Superintendent of Financial

Institutions Canada (OSFI):
The
regulator of Canadian federally chartered

financial institutions and federally
administered pension plans.
Operating Leverage: A
non-GAAP measure that the Bank calculates

as the
difference between the % change in adjusted

revenue (U.S. Banking in source
currency) net of insurance service expense

(ISE), and adjusted expenses
(U.S. Banking in US$) grossed up by the

retailer program partners’

share of
PCL for the Bank’s U.S. strategic cards portfolio.

Collectively, these
adjustments provide a measure of operating

leverage that management
believes is more reflective of underlying business

performance.
Options:

Contracts in which the writer of the option grants

the buyer the future
right, but not the obligation, to buy or to sell a

security, exchange rate, interest
rate, or other financial instrument or commodity

at a predetermined price at or
by a specified future date.
Price-Earnings Ratio:

A ratio calculated by dividing the closing

share price by
EPS based on a trailing four quarters to indicate

market performance.

Adjusted
price-earnings ratio is calculated in the

same manner using adjusted EPS.

Probability of Default (PD):

It is the likelihood that a borrower will not

be able
to meet its scheduled repayments.
Provision for Credit Losses (PCL):

Amount added to the allowance for credit
losses to bring it to a level that management

considers adequate to reflect
expected credit-related losses on its

portfolio.
Return on Common Equity (ROE):

The consolidated Bank ROE is calculated
as net income available to common shareholders

as a percentage of average
common shareholders’

equity,

utilized in assessing the Bank’s use of equity.
ROE for the business segments is calculated

as the segment net income
available to common shareholders as a percentage

of average allocated
capital. Adjusted ROE is calculated in

the same manner using adjusted net
income.

Return on Tangible Common Equity (ROTCE):

A non-GAAP financial
measure calculated as reported net income

available to common shareholders
after adjusting for the after-tax amortization

of acquired intangibles, which are
treated as an item of note, as a percentage

of average Tangible common
equity. Adjusted ROTCE is calculated in the same manner using adjusted net
income.

Both measures can be utilized in assessing

the Bank’s use of equity.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 48
Return on Risk-weighted Assets: Net income available to common shareholders as a percentage of average risk-weighted

assets.
Risk-Weighted Assets (RWA):
Assets calculated by applying a regulatory

risk-
weight factor to on and off-balance sheet exposures.

The risk-weight factors are
established by the OSFI to convert on and off-balance

sheet exposures to a
comparable risk level.
Securitization:

The process by which financial assets,

mainly loans, are
transferred to structures,

which normally issue a series of asset-backed
securities to investors to fund the purchase

of loans.
Solely Payments of Principal and Interest

(SPPI):

Contractual cash flows of a
financial asset that are consistent with a basic

lending arrangement.
Swaps:

Contracts that involve the exchange of fixed

and floating interest rate
payment obligations and currencies on a notional

principal for a specified period
of time.
Tangible common equity (TCE):

A non-GAAP financial measure calculated

as
common shareholders’ equity less goodwill,

imputed goodwill, and intangibles
on an investment in Schwab and other acquired

intangible assets, net of related
deferred tax liabilities. It can be utilized in assessing

the Bank’s use of equity.
Taxable Equivalent Basis (TEB):

A calculation method (not defined in GAAP)
that increases revenues and the provision

for income taxes on certain tax-
exempt securities to an equivalent before-tax

basis to facilitate comparison of
net interest income from both taxable and

tax-exempt sources.
Tier 1 Capital Ratio:

Tier 1 Capital represents the more permanent

forms of
capital, consisting primarily of common

shareholders’

equity, retained earnings,
preferred shares and innovative instruments.

Tier 1 Capital ratio is calculated as
Tier 1 Capital divided by RWA.
Total Capital Ratio:

Total Capital is defined as the total of net Tier 1 and Tier 2
Capital. Total Capital ratio is calculated as Total Capital divided by RWA.
Total Shareholder Return (TSR):

The total return earned on an investment

in
TD’s common shares. The return measures the

change in shareholder value,
assuming dividends paid are reinvested in

additional shares.
Trading-Related Revenue:

A non-GAAP financial measure that is

the total of
trading income (loss), net interest income on

trading positions, and income from
financial instruments designated at FVTPL

that are managed within a trading
portfolio. Trading-related revenue (TEB) in the Wholesale

Banking segment is
also a non-GAAP financial measure and is

calculated in the same manner,
including TEB adjustments. Both are used

for measuring trading performance.
Value-at-Risk (VaR):

A metric used to monitor and control overall

risk levels
and to calculate the regulatory capital required

for market risk in trading
activities. VaR measures the adverse impact that potential changes in market
rates and prices could have on the value

of a portfolio over a specified period of
time.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 49
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
INTERIM CONSOLIDATED BALANCE

SHEET
(unaudited)
(As at and in millions of Canadian dollars)
July 31, 2026 October 31, 2025
ASSETS
Cash and due from banks $
6,812
$
7,512
Interest-bearing deposits with banks
103,820
109,417
110,632
116,929
Trading loans, securities, and other

(Note 4)
218,133
220,136
Non-trading financial assets at fair value through profit or loss

(Note 4)
9,534
7,395
Derivatives

(Note 4)
80,055
82,972
Financial assets designated at fair value through profit or

loss

(Note 4)
7,071
6,986
Financial assets at fair value through other comprehensive income

(Note 4)
135,092
126,369
449,885
443,858
Debt securities at amortized cost, net of allowance for

credit losses (Notes 4, 5)
236,855
240,439
Securities purchased under reverse repurchase agreements

(Note 4)
231,368
247,078
Loans (Notes 4, 6)
Residential mortgages
292,598
315,063
Consumer instalment and other personal
291,421
259,033
Credit card
42,104
41,662
Business and government
373,421
345,943
999,544
961,701
Allowance for loan losses

(Note 6)
(8,508)
(8,689)
Loans, net of allowance for loan losses
991,036
953,012
Other
Goodwill
18,981
18,980
Other intangibles
3,841
3,409
Land, buildings, equipment, other depreciable assets and

right-of-use assets
10,207
10,132
Deferred tax assets
5,967
5,388
Amounts receivable from brokers, dealers, and clients
25,034
27,345
Other assets

(Note 8)
28,055
27,988
92,085
93,242
Total assets $
2,111,861
$
2,094,558
LIABILITIES
Trading deposits

(Notes 4, 9)
$
43,486
$
37,882
Derivatives

(Note 4)
75,308
79,356
Securitization liabilities at fair value

(Note 4)
26,491
25,283
Financial liabilities designated at fair value through

profit or loss

(Notes 4, 9)
213,022
197,635
358,307
340,156
Deposits (Notes 4, 9)
Personal

645,173

650,396
Banks
36,065
27,233
Business and government
579,486
589,475
1,260,724
1,267,104
Other
Obligations related to securities sold short

(Note 4)
41,924
43,795
Obligations related to securities sold under repurchase agreements

(Note 4)
228,932
221,150
Securitization liabilities at amortized cost

(Note 4)
16,990
14,841
Amounts payable to brokers, dealers, and clients
26,495
27,434
Insurance contract liabilities
7,471
7,278
Other liabilities

(Note 10)
33,480
34,240
355,292
348,738
Subordinated notes and debentures (Notes 4, 11)
10,523
10,733
Total liabilities
1,984,846
1,966,731
EQUITY
Shareholders’ Equity
Common shares

(Note 12)
24,149
24,727
Preferred shares and other equity instruments

(Note 12)
12,875
11,625
Treasury – common shares

(Note 12)
(19)
–
Treasury – preferred shares and other

equity instruments

(Note 12)
(46)
(4)
Contributed surplus
403
285
Retained earnings
78,882
78,320
Accumulated other comprehensive income (loss)
10,771
12,874
Total equity
127,015
127,827
Total liabilities and equity $
2,111,861
$
2,094,558
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 50
INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except

as noted)

For the three months ended

For the nine months ended
July 31 July 31 July 31 July 31
2026 2025 2026 2025
Interest income 1

(Note 19)
Loans $
13,159
$
12,871
$
38,194
$
38,940

Reverse repurchase agreements
1,958
2,466
6,061
7,440
Securities
Interest
4,245
4,538
12,590
13,638
Dividends
757
646
2,284
2,017
Deposits with banks
839
1,223
2,506
4,163
20,958
21,744
61,635
66,198
Interest expense (Note 19)
Deposits
8,485
9,577
25,190
30,723
Securitization liabilities
272
225
747
658
Subordinated notes and debentures
113
121
342
401
Repurchase agreements and short sales
2,573
2,864
7,772
8,600
Other
219
431
638
1,299
11,662
13,218
34,689
41,681
Net interest income
9,296
8,526
26,946
24,517
Non-interest income
Investment and securities services
2,638
2,096
7,456
6,116
Credit fees
412
423
1,238
1,261
Trading income (loss)
1,056
987
3,476
3,284
Service charges
691
697
2,075
2,063
Card services
635
724
1,968
2,201
Insurance revenue
2,011
1,979
5,957
5,725
Other income (loss)

(Notes 5, 7)
146
(135)
151
7,116
7,589
6,771
22,321
27,766
Total revenue
16,885
15,297
49,267
52,283
Provision for (recovery of) credit losses

(Note 6)
917
971
2,957
3,524
Insurance service expenses
1,646
1,563
4,666
4,487
Non-interest expenses
Salaries and employee benefits
4,942
4,496
14,694
13,631
Occupancy, including depreciation
502
455
1,548
1,466
Technology and equipment, including depreciation
796
738
2,246
2,126
Amortization of other intangibles

234
201
657
582
Communication and marketing
423
391
1,222
1,159
Restructuring charges (recovery)

(Note 17)
(10)
333
184
496
Brokerage-related and sub-advisory fees
150
133
414
395
Professional, advisory and outside services
955
1,109
3,011
2,959
Other
483
666
1,624
1,917
8,475
8,522
25,600
24,731
Income before income taxes and share

of net income from investment

in Schwab
5,847
4,241
16,044
19,541
Provision for (recovery of) income taxes
1,232
905
3,135
2,588
Share of net income from investment

in Schwab (Note 7)
–
–
–
305
Net income

4,615
3,336
12,909
17,258
Preferred dividends and distributions

on other equity instruments
94
88
397
374
Net income available to common shareholders $
4,521
$
3,248
$
12,512
$
16,884
Earnings per share

(Canadian dollars)

(Note 16)
Basic $
2.75
$
1.89
$
7.53
$
9.73
Diluted
2.74
1.89
7.50
9.72
Dividends per common share

(Canadian dollars)
1.12
1.05
3.28
3.15
1

Includes $
18,240

million and $
54,803

million for the three and nine months ended July 31, 2026, respectively (three and nine months ended July

31, 2025 – $
19,614

million and
$
59,645

million, respectively), which have been calculated based on the effective interest rate method

(EIRM).
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 51
INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31 July 31 July 31 July 31
2026 2025 2026 2025
Net income $
4,615
$
3,336
$
12,909
$
17,258
Other comprehensive income (loss)
Items that will be subsequently reclassified

to net income
Net change in unrealized gain/(loss) on

financial assets at fair value
through other comprehensive income

Unrealized gain/(loss)
(21)
389
56
185
Reclassification to earnings of net loss/(gain)
(4)
35
(6)
41
Allowance for credit losses recognized in earnings
–
–
1
1
Income taxes relating to:
Unrealized gain/(loss)
4
(104)
(19)
(55)
Reclassification to earnings of net loss/(gain)
2
(5)
4
(1)
(19)
315
36
171
Net change in unrealized foreign currency

translation gain/(loss) on
investments in foreign operations, net

of hedging activities
Unrealized gain/(loss)
3,677
522
65
(405)
Reclassification to earnings of net loss/(gain)
–
(1)
–
(534)
Net gain/(loss) on hedges
(2,633)
(465)
(260)
49
Reclassification to earnings of net loss/(gain)

on hedges
–
–
–
799
Income taxes relating to:
Net gain/(loss) on hedges
732
128
72
(17)
Reclassification to earnings of net loss/(gain)

on hedges
–
–
–
(220)
1,776
184
(123)
(328)
Net change in gain/(loss) on derivatives

designated as cash flow hedges

Gain/(loss)
1,814
94
(1,275)
4,047
Reclassification to earnings of loss/(gain)
(2,881)
(1,214)
(1,512)
(2,616)
Income taxes relating to:
Gain/(loss)
(488)
(40)
346
(1,135)
Reclassification to earnings of loss/(gain)
767
344
403
734
(788)
(816)
(2,038)
1,030
Share of other comprehensive income (loss)

from investment in Schwab
–
–
–
1,870
Items that will not be subsequently reclassified

to net income

Remeasurement gain/(loss) on employee

benefit plans
Gain/(loss)
61
(23)
100
(40)
Income taxes
(17)
6
(28)
12
44
(17)
72
(28)
Change in net unrealized gain/(loss)

on equity securities designated at

fair value through other comprehensive income
Net unrealized gain/(loss)
6
73
41
136
Income taxes
(2)
(17)
(12)
(33)
4
56
29
103
Gain/(loss) from changes in fair value due

to own credit risk on
financial liabilities designated at fair value

through profit or loss
Gain/(loss)
(6)
(47)
(9)
(18)
Income taxes
2
13
2
5
(4)
(34)
(7)
(13)
Total other comprehensive income (loss)
1,013
(312)
(2,031)
2,805
Total comprehensive income (loss) $
5,628
$
3,024
$
10,878
$
20,063
Available to:
Common shareholders $
5,534
$
2,936
$
10,481
$
19,689
Preferred shareholders and other equity instrument

holders

94
88

397
374
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 52
INTERIM CONSOLIDATED STATEMENT

OF CHANGES IN EQUITY
(unaudited)
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31, 2026 July 31, 2025 July 31, 2026 July 31, 2025
Common shares (Note 12)
Balance at beginning of period $
24,309
$
25,136
$
24,727
$
25,373
Proceeds from shares issued on exercise of stock options
52
62
202
131
Shares issued as a result of dividend reinvestment plan
–
–
–
130
Purchase of shares for cancellation and other
(212)
(227)
(780)
(663)
Balance at end of period
24,149
24,971
24,149
24,971
Preferred shares and other equity instruments (Note 12)

Balance at beginning of period
11,625
11,138
11,625
10,888
Issuance of shares and other equity instruments
1,250
–
1,250
750
Redemption of shares and other equity instruments
–
(350)
–
(850)
Balance at end of period
12,875
10,788
12,875
10,788
Treasury – common shares (Note 12)

Balance at beginning of period
(60)
(26)
–
(17)
Purchase of shares
(2,949)
(3,222)
(9,162)
(9,606)
Sale of shares
2,990
3,156
9,143
9,531
Balance at end of period
(19)
(92)
(19)
(92)
Treasury – preferred shares and other equity instruments (Note 12)

Balance at beginning of period
(14)
(28)
(4)
(18)
Purchase of shares and other equity instruments
(2,022)
(73)
(2,537)
(1,460)
Sale of shares and other equity instruments
1,990
99
2,495
1,476
Balance at end of period
(46)
(2)
(46)
(2)
Contributed surplus

Balance at beginning of period
361
199
285
204
Net premium (discount) on sale of treasury instruments
(8)
14
13
3
Issuance of stock options, net of options exercised

30
1
70
4
Other
20
29
35
32
Balance at end of period
403
243
403
243
Retained earnings

Balance at beginning of period
78,295
78,640
78,320
70,826
Net income available to equity instrument holders
4,615
3,336
12,909
17,258
Common dividends
(1,840)
(1,798)
(5,437)
(5,449)
Preferred dividends and distributions on other equity instruments
(94)
(88)
(397)
(374)
Share and other equity instrument issue expenses
(4)
–
(4)
(2)
Net premium on repurchase of common shares and redemption of preferred shares and other equity instruments

(Note 12)
(2,182)
(1,334)
(6,665)
(3,469)
Remeasurement gain/(loss) on employee benefit plans
44
(17)
72
(28)
Realized gain/(loss) on equity securities designated at fair value through other comprehensive income
48
10
84
(13)
Balance at end of period
78,882
78,749
78,882
78,749
Accumulated other comprehensive income (loss)

Net unrealized gain/(loss) on financial assets at fair value through other comprehensive income:

Balance at beginning of period
338
(352)
283
(208)
Other comprehensive income (loss)
(19)
315
35
170
Allowance for credit losses
–
–
1
1
Balance at end of period

319
(37)
319
(37)
Net unrealized gain/(loss) on equity securities designated at fair value through other comprehensive income:
Balance at beginning of period
171
82
146
35
Other comprehensive income (loss)
52
66
112
90
Reclassification of loss/(gain) to retained earnings
(48)
(10)
(83)
13
Balance at end of period

175
138
175
138
Gain/(loss) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss:
Balance at beginning of period
(31)
(1)
(28)
(22)
Other comprehensive income (loss)
(4)
(34)
(7)
(13)
Balance at end of period

(35)
(35)
(35)
(35)
Net unrealized foreign currency translation gain/(loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period
11,343
12,381
13,242
12,893
Other comprehensive income (loss)
1,776
184
(123)
(328)
Balance at end of period

13,119
12,565
13,119
12,565
Net gain/(loss) on derivatives designated as cash flow hedges:

Balance at beginning of period
(2,019)
(1,078)
(769)
(2,924)
Other comprehensive income (loss)
(788)
(816)
(2,038)
1,030
Balance at end of period

(2,807)
(1,894)
(2,807)
(1,894)
Total accumulated other comprehensive income
10,771
10,737
10,771
10,737
Total equity $
127,015
$
125,394
$
127,015
$
125,394
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 53
INTERIM CONSOLIDATED STATEMENT

OF CASH FLOWS

(unaudited)
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31 July 31 July 31 July 31
2026 2025 2026 2025
Cash flows from (used in) operating activities
Net income $
4,615
$
3,336
$
12,909
$
17,258
Adjustments to determine net cash flows from (used in) operating activities
Gain on Sale of Schwab shares

(Note 7)
–
–
–
(9,159)
Provision for (recovery of) credit losses

(Note 6)
917
971
2,957
3,524
Depreciation
357
327
1,041
1,012
Amortization of other intangibles
234
201
657
582
Net securities loss/(gain)

(Note 5)
(12)
372
(14)
1,574
Share of net income from investment in Schwab

(Note 7)
–
–
–
(305)
Deferred taxes
(453)
(440)
(302)
(967)
Changes in operating assets and liabilities
Interest receivable and payable

(Notes 8, 10)
110
(284)
(117)
(1,129)
Obligations related to securities sold under repurchase agreements
10,540
20,456
7,782
5,958
Securities purchased under reverse repurchase agreements
(11,248)
(11,804)
15,710
(20,063)
Obligations related to securities sold short
(369)
(2,895)
(1,871)
1,143
Trading loans, securities, and other
13,547
(10,677)
2,003
(29,909)
Loans net of securitization and sales
(27,681)
(635)
(41,015)
9,875
Deposits
21,471
(6,485)
(776)
(9,068)
Derivatives
(4,444)
1,805
(1,131)
5,773
Non-trading financial assets at fair value through profit or loss
(1,439)
1,159
(2,139)
(500)
Financial assets and liabilities designated at fair value through profit or loss
(9,253)
633
15,302
(13,447)
Securitization liabilities
1,436
1,385
3,357
4,255
Current income taxes
32
129
(695)
370
Amounts receivable and payable from brokers, dealers,

and clients
1,943
(283)
1,372
(3,935)
Other, including unrealized foreign currency

translation loss/(gain)
(6,163)
(18,963)
1,936
(23,075)
Net cash from (used in) operating activities
(5,860)
(21,692)
16,966
(60,233)
Cash flows from (used in) financing activities
Issuance of subordinated notes and debentures

(Note 11)
–
27
1,000
2,156
Redemption or repurchase of subordinated notes and

debentures

(Note 11)
–
(194)
(1,263)
(3,188)
Common shares issued, net of issuance costs

(Note 12)
47
57
183
119
Repurchase of common shares, including tax on net value

of share repurchases

(Note 12)
(2,394)
(1,561)
(7,445)
(4,132)
Preferred shares and other equity instruments issued,

net of issuance costs

(Note 12)
1,246
–
1,246
748
Redemption of preferred shares and other equity instruments

(Note 12)
–
(350)
–
(850)
Sale of treasury shares and other equity instruments

(Note 12)
4,972
3,269
11,651
11,010
Purchase of treasury shares and other equity instruments

(Note 12)
(4,971)
(3,295)
(11,699)
(11,066)
Dividends paid on shares and distributions paid on other equity instruments
(1,934)
(1,886)
(5,834)
(5,693)
Repayment of lease liabilities
(186)
(504)
(517)
(1,013)
Net cash from (used in) financing activities
(3,220)
(4,437)
(12,678)
(11,909)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks
9,101
24,672
5,642
53,801
Activities in financial assets at fair value through other comprehensive income
Purchases
(14,003)
(25,139)
(35,765)
(67,952)
Proceeds from maturities
7,928
8,413
21,192
26,536
Proceeds from sales
1,305
10,755
4,017
13,125
Activities in debt securities at amortized cost
Purchases
(7,640)
(12,460)
(33,885)
(41,797)
Proceeds from maturities
12,431
12,520
33,838
38,532
Proceeds from sales
1,456
7,808
1,859
29,743
Net purchases of land, buildings, equipment, other depreciable assets, and other intangibles
(731)
(575)
(1,886)
(1,508)
Net cash acquired from divestitures

(Notes 7, 8)
–
133
–
20,760
Net cash from (used in) investing activities
9,847
26,127
(4,988)
71,240
Effect of exchange rate changes on cash and

due from banks
187
18
–
(18)
Net increase (decrease) in cash and due from banks
954
16
(700)
(920)
Cash and due from banks at beginning of period
5,858
5,501
7,512
6,437
Cash and due from banks at end of period $
6,812
$
5,517
$
6,812
$
5,517
Supplementary disclosure of cash flows from operating

activities
Amount of income taxes paid (refunded) during the period $
759
$
1,081
$
3,571
$
3,868
Amount of interest paid during the period

11,291

13,228

34,893

42,684
Amount of interest received during the period
19,940
20,824
59,438
64,055
Amount of dividends received during the period
903
758
2,367
2,105
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 54
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
NOTE 1: NATURE OF OPERATIONS

CORPORATE INFORMATION
The Toronto-Dominion Bank is a bank chartered under the Bank Act (Canada)
. The shareholders of a bank are not, as

shareholders, liable for any liability, act, or
default of the bank except as otherwise provided

under the
Bank Act (Canada)
. The Toronto-Dominion Bank and its subsidiaries are collectively known as
TD Bank Group (“TD” or the “Bank”). The Bank

was formed through the amalgamation on

February 1, 1955,

of The Bank of Toronto (chartered in 1855) and The
Dominion Bank (chartered in 1869). The Bank

is incorporated and domiciled in Canada

with its registered and principal business

offices located at 66 Wellington
Street West, Toronto, Ontario. TD serves customers in four business segments operating in a number of locations in key

financial centres around the globe:
Canadian Personal and Commercial

Banking, U.S. Banking, Wealth Management and Insurance,

and Wholesale Banking.
BASIS OF PREPARATION
The accompanying Interim Consolidated

Financial Statements have been prepared

on a condensed basis in accordance with

International Accounting Standards
34, Interim Financial Reporting

(IAS 34), as issued by the International

Accounting Standards Board (IASB) and

with the accounting policies as described in

Note 2
of the Bank’s 2025 Annual Consolidated Financial

Statements, including the accounting requirements

of the Office of the Superintendent of Financial

Institutions
Canada (OSFI), which were consistently

applied to all periods presented.

The Interim Consolidated Financial Statements

are presented in Canadian dollars,
unless otherwise indicated.
Certain comparative amounts have been

revised to conform with the presentation adopted

in the current period.
The preparation of the Interim Consolidated

Financial Statements requires that management

make judgments, estimates, and assumptions

regarding the
reported amount of assets, liabilities, revenue

and expenses, and disclosure of contingent

assets and liabilities, as further described in

Note 3 of the Bank’s 2025
Annual Consolidated Financial Statements

and in Note 3 of this report. Accordingly, actual results may differ from estimated amounts as future confirming events
occur.

The Bank’s Interim Consolidated Financial Statements

have been prepared using uniform accounting

policies for like transactions and events in

similar
circumstances. All intercompany transactions,

balances,

and unrealized gains and losses on

transactions are eliminated on consolidation.
The Interim Consolidated Financial Statements

for the three and nine months ended July 31,

2026, were approved and authorized

for issue by the Bank’s
Board of Directors on August 26, 2026,

in accordance with a recommendation of

the Audit Committee.
As the Interim Consolidated Financial Statements

do not include all of the disclosures normally

provided in the Annual Consolidated Financial

Statements, they
should be read in conjunction with the Bank’s 2025

Annual Consolidated Financial Statements

and the accompanying Notes, and

the shaded sections of the 2025
Management’s Discussion and Analysis (MD&A).

The risk management policies and procedures

of the Bank are provided in the MD&A.

The shaded sections of
the “Managing Risk” section of the MD&A in

this report,

relating to market, liquidity, and insurance risks, are an integral part of these Interim Consolidated Financial
Statements, as permitted by International

Financial Reporting Standards.

NOTE 2: CURRENT AND FUTURE

CHANGES IN ACCOUNTING POLICIES

CURRENT CHANGES IN ACCOUNTING

POLICIES
There were no new accounting policies adopted

by the Bank for the three and nine months

ended July 31, 2026.
FUTURE CHANGES IN ACCOUNTING

POLICIES
There were no new accounting standards

or amendments issued during the three and nine

months ended July 31, 2026. Refer to Note 4 of

the Bank’s 2025
Annual Consolidated Financial Statements

for a description of future changes in accounting

policies.
NOTE 3: SIGNIFICANT ACCOUNTING

JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

The estimates used in the Bank’s accounting policies

are essential to understanding its results

of operations and financial condition. Some

of the Bank’s policies
require subjective, complex judgments and

estimates as they relate to matters

that are inherently uncertain. Changes in these judgments

or estimates and
changes to accounting standards and policies

could have a materially adverse impact on

the Bank’s Interim Consolidated Financial

Statements. The Bank has
established procedures to ensure that accounting

policies are applied consistently and that the

processes for changing methodologies,

determining estimates, and
adopting new accounting standards are well-controlled

and occur in an appropriate and systematic

manner. Refer to Note 3 of the Bank’s 2025

Annual
Consolidated Financial Statements for a description

of significant accounting judgments, estimates,

and assumptions.
Impairment – Expected Credit Loss Model
The expected credit loss (ECL) model requires

the application of judgments, estimates,

and assumptions in the assessment of the

current and forward-looking
economic environment. There remains elevated

economic uncertainty, and management continues to exercise

expert credit judgment in assessing if an

exposure
has experienced significant increase in credit

risk since initial recognition and in determining

the amount of ECLs at each reporting date.

To the extent that certain
effects are not fully incorporated into the model

calculations, temporary quantitative and qualitative

adjustments have been applied,

including for risks related to
elevated uncertainty associated with policy and

trade, and such adjustments will be updated

as appropriate in future periods.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 55
NOTE 4: FAIR VALUE MEASUREMENTS

There have been no significant changes to

the Bank’s approach and methodologies used

to determine fair value measurements for

the three and nine months
ended July 31, 2026. During the three

months ended July 31, 2026, to reduce an accounting

mismatch from related economic hedges,

the Bank designated
certain securities purchased under reverse repurchase

agreements and obligations related

to securities sold under repurchase agreements

at fair value through
profit or loss (FVTPL). Refer to Note 2 of

the Bank’s 2025 Annual Consolidated Financial

Statements for further details on the designation

of financial liabilities at
FVTPL.
(a)

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES NOT CARRIED AT FAIR VALUE
The following table reflects the fair value

of the Bank’s financial assets and liabilities not

carried at fair value.

Financial Assets and Liabilities not carried

at Fair Value
1
(millions of Canadian dollars) As at
July 31, 2026 October 31, 2025
Carrying Fair Carrying Fair
value value value value
FINANCIAL ASSETS
Debt securities at amortized cost, net of allowance

for credit losses
Government and government-related

securities

$
169,806
$
168,522
$
183,593
$
182,478
Other debt securities
67,049
66,668
56,846
56,679
Total debt securities at amortized cost, net of allowance for credit losses
236,855
235,190
240,439
239,157
Total loans, net of allowance for loan losses

991,036
992,309
953,012
956,424
Total financial assets not carried at fair value $
1,227,891
$
1,227,499
$
1,193,451
$
1,195,581
FINANCIAL LIABILITIES
Deposits $
1,260,724
$
1,259,446
$
1,267,104
$
1,267,466
Securitization liabilities at amortized

cost

16,990
16,978
14,841
14,805
Subordinated notes and debentures

10,523

10,536

10,733
10,929
Total financial liabilities not carried at fair value $
1,288,237
$
1,286,960
$
1,292,678
$
1,293,200
1
This table excludes financial assets and liabilities where the carrying value approximates their fair value.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 56
(b) FAIR VALUE HIERARCHY
The following table presents the levels within

the fair value hierarchy for each of the assets

and liabilities measured at fair value on a

recurring basis as at
July 31, 2026 and October 31, 2025.
Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis
(millions of Canadian dollars) As at
July 31, 2026 October 31, 2025
Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
FINANCIAL ASSETS AND COMMODITIES
Trading loans, securities, and other
1
Government and government-related securities
Canadian government debt
Federal $
4,750
$
2,957
$
–
$
7,707
$
4,892
$
3,875
$
–
$
8,767
Provinces

–
5,994
–
5,994
–
4,537
–
4,537
U.S. federal, state, municipal governments,

and agencies debt
2,215
21,461
–
23,676
2,973
20,811
–
23,784
Other OECD 2

government-guaranteed debt
504
5,388
–
5,892
283
5,818
–
6,101
Mortgage-backed securities
–
699
–
699
–
768
–
768
Other debt securities
Canadian issuers

–
7,279
53
7,332
–
6,695
67
6,762
Other issuers
–
17,383
5
17,388
–
16,508
–
16,508
Equity securities
92,128
229
26
92,383
87,713
171
25
87,909
Trading loans

–
31,997
383
32,380
–
30,032
–
30,032
Commodities
23,143
1,539
–
24,682
33,446
1,521
–
34,967
Retained interests
–
–
–
–
–
1
–
1

122,740
94,926
467
218,133
129,307
90,737
92
220,136
Non-trading financial assets at fair value

through profit or loss
Securities
704
6,023
1,568
8,295
465

5,019
1,567
7,051
Loans
–
1,238
1
1,239
–
344
–
344
704
7,261
1,569
9,534
465
5,363
1,567
7,395
Derivatives
Interest rate contracts

3
12,084
12
12,099
6

10,990
8
11,004
Foreign exchange contracts

73
42,448
5
42,526
30
53,576
3
53,609
Credit contracts

–
99
–
99
–
44
–
44
Equity contracts

115
19,781
11
19,907
162
12,534
–
12,696
Commodity and other contracts

345
5,059
20
5,424
752
4,867
–
5,619
536
79,471
48
80,055
950
82,011
11
82,972
Financial assets designated at
fair value through profit or loss
Securities
1
–
7,071
–
7,071
–

6,986
–
6,986
–
7,071
–
7,071
–
6,986
–
6,986
Financial assets at fair value through other

comprehensive income
Government and government-related securities
Canadian government debt
Federal
99
16,379
–
16,478
100
15,791
–
15,891
Provinces

–
24,931
–
24,931
–
21,080
–
21,080
U.S. federal, state, municipal governments,

and agencies debt
521
53,749
–
54,270
851
53,641
–
54,492
Other OECD government-guaranteed debt
–
9,791
–
9,791
–
7,875
–
7,875
Mortgage-backed securities
–
1,646
–
1,646
–
1,896
–
1,896
Other debt securities
Asset-backed securities
–
8,374
–
8,374
–
8,709
–
8,709
Corporate and other debt
–
15,464
–
15,464
–
13,091
–
13,091
Equity securities
1,153
29
2,582
3,764
1,136
–
1,911
3,047
Loans
–
374
–
374
–
288
–
288

1,773
130,737
2,582
135,092
2,087
122,371
1,911
126,369
Securities purchased under reverse
repurchase agreements
–
146,167
–
146,167
–
7,574
–
7,574
FINANCIAL LIABILITIES
Trading deposits

–

43,221

265

43,486

–
37,609
273
37,882
Derivatives

Interest rate contracts

3
11,899
76
11,978
6

9,572

76

9,654
Foreign exchange contracts

68
32,295
7
32,370
24
42,496
5
42,525
Credit contracts

–
349
–
349
–
440
–
440
Equity contracts

–
25,409
–
25,409
–
19,528
155
19,683
Commodity and other contracts

640
4,543
19
5,202
806
6,193
55
7,054
711
74,495
102
75,308
836
78,229
291

79,356
Securitization liabilities at fair value
–
26,491
–
26,491
–

25,283

–

25,283
Financial liabilities designated at fair value
through profit or loss
–
213,019
3
213,022
–

197,633

2

197,635
Obligations related to securities sold short 1

14,451
27,473
–
41,924
15,342

28,453

–

43,795
Obligations related to securities sold
under repurchase agreements
–
172,099
–
172,099
–
11,557
–
11,557
1
Balances reflect the reduction of securities owned (long positions) by the amount of identical securities sold but not yet purchased (short positions).
2
Organisation for Economic Co-operation and Development (OECD).

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 57
(c)

TRANSFERS BETWEEN FAIR VALUE HIERARCHY LEVELS FOR ASSETS

AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS
The Bank’s policy is to record transfers of assets

and liabilities between the different levels of

the fair value hierarchy using the fair values

as at the end of each
reporting period. Assets and liabilities are

transferred between Level 1 and Level 2

depending on whether there is sufficient frequency

and volume in an active
market.
Transfers Between Fair Value Hierarchy Levels
(millions of Canadian dollars) For the three months ended
July 31, 2026 July 31, 2025
Level 1 to Level 2 Level 2 to Level 1 Level 1 to Level 2 Level 2 to Level 1
Trading loans, securities, and other $
1,613
$
1,569
$
4,599
$
850
Financial assets at fair value through other

comprehensive
income
2
–
111
149
Obligations related to securities sold

short
2,010
1,097
3,543
556
For the nine months ended
July 31, 2026 July 31, 2025
Level 1 to Level 2 Level 2 to Level 1 Level 1 to Level 2 Level 2 to Level 1
Trading loans, securities, and other $
2,071
$
430
$
139
$
666
Financial assets at fair value through other

comprehensive
income
996
514
156
1,653
Obligations related to securities sold

short
2,305
874
–
717
There were no significant transfers between

Level 2 and Level 3 during the three and

nine months ended July 31, 2026 and July

31,

2025.
There were no significant changes to the unobservable

inputs and sensitivities for assets and liabilities

classified as Level 3 during the three and

nine months
ended July 31, 2026 and July 31, 2025.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 58
(d) RECONCILIATION OF CHANGES IN FAIR VALUE FOR LEVEL 3 ASSETS AND LIABILITIES
The following tables set out changes in fair

value of all assets and liabilities measured

at fair value using significant Level 3 unobservable

inputs for the three and
nine months ended July 31, 2026 and July

31, 2025.
Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars) Change in
unrealized
Fair Total realized and
Fair

gains
value as at unrealized gains (losses) Movements
1
Transfers
value as at

(losses) on
May 1 Included Included Purchases/ Sales/ Into Out of July 31 instruments
2026 in income
2
in OCI
3,4
Issuances

Settlements Level 3 Level 3 2026 still held
5
FINANCIAL ASSETS

Trading loans, securities,

and other
Other debt securities $
48
$
–
$
–
$
–
$
4
$
6
$
–
$
58
$
–
Equity securities
25
1
–
19
(19)
–
–
26
–
Trading loans
426
(43)
–
–
–
–
–
383
–

499
(42)
–
19
(15)
6
–
467

–
Non-trading financial
assets at fair value
through profit or loss
Securities
1,529
33
–
46
(38)
–
(2)
1,568
3
Loans
1
–
–
–
–
–
–
1
–
1,530
33
–
46
(38)
–
(2)
1,569
3
Financial assets at fair value
through other

comprehensive income
Other debt securities
–
–
–
–
–
–
–
–
–
Equity securities

2,143
9
14
425
(9)
–
–
2,582
12

$
2,143
$
9
$
14
$
425
$
(9)
$
–
$
–
$
2,582
$
12
FINANCIAL LIABILITIES
Trading deposits
6
$
(158)
$
(3)
$
–
$
(16)
$
33
$
–
$
(121)
$
(265)
$
12
Derivatives 7
Interest rate contracts

(77)
11
–
–
2
–
–
(64)

(8)
Foreign exchange contracts
(1)
1
–
–
–
(3)
1
(2)
2
Equity contracts
(107)
–
–
1
–
–
117
11
118
Commodity and other contracts
36
(12)
–
–
(5)
–
(18)
1
(18)

(149)
–
–
1
(3)
(3)
100
(54)

94
Financial liabilities designated
at fair value through profit
or loss

(4)
(3)
–
(4)
8
–
–
(3)

–
Change in
unrealized
Fair Total realized and Fair gains
value as at unrealized gains (losses) Movements
1
Transfers value as at (losses) on
November 1 Included Included Purchases/ Sales/ Into Out of July 31 instruments
2025 in income
2
in OCI
4
Issuances Settlements Level 3 Level 3 2026 still held
5
FINANCIAL ASSETS

Trading loans, securities,

and other
Other debt securities $
67
$
(1)
$
–
$
–
$
(18)
$
11
$
(1)
$
58
$
(4)
Equity securities
25
1
–
19
(19)
–
–
26
–
Trading loans
–
(166)
–
549
–
–
–
383
–

92
(166)
–
568
(37)
11
(1)
467

(4)
Non-trading financial
assets at fair value
through profit or loss
Securities
1,567
70
–
165
(236)
4
(2)
1,568
35
Loans
–
–
–
1
–
–
–
1
–
1,567
70
–
166
(236)
4
(2)
1,569
35
Financial assets at fair value
through other

comprehensive income
Other debt securities
–
–
–
–
–
–
–
–
–
Equity securities

1,911
9
24
735
(97)
–
–
2,582
20

$
1,911
$
9
$
24
$
735
$
(97)
$
–
$
–
$
2,582
$
20
FINANCIAL LIABILITIES
Trading deposits 6 $
(273)
$
36
$
–
$
(22)
$
107
$
–
$
(113)
$
(265)
$
56
Derivatives 7
Interest rate contracts

(68)
–
–
–
4
–
–
(64)
(3)
Foreign exchange contracts
(2)
5
–
–
–
(3)
(2)
(2)
3
Equity contracts
(155)
21
–
1
(5)
1
148
11
144
Commodity and other contracts
(55)
52
–
4
(6)
24
(18)
1
45

(280)
78
–
5
(7)
22
128
(54)
189
Financial liabilities designated
at fair value through profit
or loss

(2)
(5)
–
(13)
17
–
–
(3)
(9)
1
Includes foreign exchange.
2

Gains/losses on financial assets and liabilities are recognized within Non-interest Income on the Interim Consolidated

Statement of Income.
3

Other comprehensive income (OCI).
4

Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI. Refer to Note 5 for further details.
5

Changes in unrealized gains/losses on financial assets at FVOCI are recognized in accumulated other comprehensive income (AOCI).
6

Issuances and repurchases of trading deposits are reported on a gross basis.
7

Consists of derivative assets of $
48

million (April 30, 2026/May 1, 2026 – $
76

million; October 31, 2025/November 1, 2025 – $
11

million) and derivative liabilities of $
102

million
(April 30, 2026/May 1, 2026 – $
225

million; October 31, 2025/November 1, 2025 – $
291

million) which have been netted in this table for presentation purposes only.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 59
Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars) Change in
unrealized
Fair Total realized and Fair gains
value as at unrealized gains (losses) Movements
1
Transfers value as at (losses) on
May 1 Included Included Purchases/ Sales/ Into Out of July 31 instruments
2025 in income
2
in OCI
3
Issuances

Settlements Level 3 Level 3 2025 still held
4
FINANCIAL ASSETS

Trading loans, securities,

and other
Other debt securities $
6
$
(1)
$
–
$
–
$
(1)
$
5
$
(2)
$
7
$
(1)
Equity securities
28
–
–
–
–
–
–
28
–

34
(1)
–
–
(1)
5
(2)
35

(1)
Non-trading financial
assets at fair value
through profit or loss
Securities
1,253
22
–
220
(11)
–
–
1,484
12
1,253
22
–
220
(11)
–
–
1,484
12
Financial assets at fair value
through other

comprehensive income
Other debt securities
–
–
–
–
–
–
–
–
–
Equity securities

2,808
–
2
2
(659)
–
–
2,153
2

$
2,808
$
–
$
2
$
2
$
(659)
$
–
$
–
$
2,153
$
2
FINANCIAL LIABILITIES
Trading deposits 5 $
(384)
$
3
$
–
$
(45)
$
27
$
–
$
1
$
(398)
$
4
Derivatives
6
Interest rate contracts

(81)
15
–
–
2
–
–
(64)

(5)
Foreign exchange contracts
(1)
4
–
–
(1)
(1)
1
2
6
Equity contracts
(131)
(3)
–
–
(1)
–
3
(132)
(4)
Commodity and other contracts
(20)
31
–
–
1
–
–
12
26

(233)
47
–
–
1
(1)
4
(182)

23
Financial liabilities designated
at fair value through profit
or loss

(1)
–
–
(5)
4
–
–
(2)

–

Change in
unrealized
Fair Total realized and Fair gains
value as at unrealized gains (losses) Movements
1
Transfers value as at (losses) on
November 1 Included Included Purchases/ Sales/ Into Out of July 31 instruments
2024 in income
2
in OCI
3
Issuances Settlements Level 3 Level 3 2025 still held
4
FINANCIAL ASSETS

Trading loans, securities,

and other
Other debt securities $
26
$
(1)
$
–
$
1
$
(23)
$
6
$
(2)
$
7
$
(2)
Equity securities

12
1
–
22
(7)
–
–
28
(1)

38
–
–
23
(30)
6
(2)
35

(3)
Non-trading financial
assets at fair value
through profit or loss
Securities
1,233
12
–
296
(47)
–
(10)
1,484
(16)
1,233
12
–
296
(47)
–
(10)
1,484
(16)
Financial assets at fair value
through other

comprehensive income
Other debt securities
7
–
–
–
(7)
–
–
–
–
Equity securities

3,355
–
5
4
(1,211)
–
–
2,153
–

$
3,362
$
–
$
5
$
4
$
(1,218)
$
–
$
–
$
2,153
$
–
FINANCIAL LIABILITIES
Trading deposits
5
$
(505)
$
31
$
–
$
(169)
$
243
$
–
$
2
$
(398)
$
38
Derivatives
6
Interest rate contracts

(158)
83
–
–
11
–
–
(64)

85
Foreign exchange contracts
1
(13)
–
–
2
8
4
2
2
Equity contracts
(24)
(106)
–
–
(3)
(2)
3
(132)
(106)
Commodity and other contracts
(10)
22
–
–
–
–
–
12
20

(191)
(14)
–
–
10
6
7
(182)

1
Financial liabilities designated
at fair value through profit
or loss

(24)
7
–
(19)
34
–
–
(2)

1
1
Includes foreign exchange.
2

Gains/losses on financial assets and liabilities are recognized within Non-interest Income on the Interim Consolidated

Statement of Income.
3

Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI. Refer to Note 5 for further details.
4

Changes in unrealized gains/losses on financial assets at FVOCI are recognized in AOCI.
5

Issuances and repurchases of trading deposits are reported on a gross basis.
6

Consists of derivative assets of $
49

million (April 30, 2025/May 1, 2025 – $
32

million; October 31, 2024/November 1, 2024 – $
30

million) and derivative liabilities of $
231

million
(April 30, 2025/May 1, 2025 – $
265

million; October 31, 2024/November 1, 2024 – $
221

million) which have been netted in this table for presentation purposes only.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 60
NOTE 5: SECURITIES

(a)
UNREALIZED SECURITIES GAINS (LOSSES)
The following table summarizes the unrealized

gains and losses as at July 31, 2026 and

October 31, 2025.
Unrealized Gains (Losses) for Securities

at Fair Value Through Other Comprehensive Income
(millions of Canadian dollars) As at
July 31, 2026 October 31, 2025
Cost/ Gross Gross Cost/ Gross Gross
amortized unrealized unrealized Fair amortized unrealized unrealized Fair cost 1 gains (losses) value cost 1 gains (losses) value
Government and government-related
securities
Canadian government debt
Federal

$
16,468
$
65
$
(55)
$
16,478
$
15,956
$
23
$
(88)
$
15,891
Provinces
24,761
211
(41)
24,931
20,971
120
(11)
21,080
U.S. federal, state, municipal governments, and

agencies debt

54,137
318
(185)
54,270
54,279
267
(54)
54,492
Other OECD government-guaranteed debt
9,763
40
(12)
9,791
7,864
15
(4)
7,875
Mortgage-backed securities
1,639
8
(1)
1,646
1,869
29
(2)
1,896
106,768
642
(294)
107,116
100,939
454
(159)
101,234
Other debt securities

Asset-backed securities
8,350
33
(9)
8,374
8,713
11
(15)
8,709
Corporate and other debt
15,422
76
(34)
15,464
13,011
106
(26)
13,091
23,772
109
(43)
23,838
21,724
117
(41)
21,800
Total debt securities
130,540
751
(337)
130,954
122,663
571
(200)
123,034
Equity securities

Common shares
2,761
246
(32)
2,975
2,332
226
(22)
2,536
Preferred shares
770
98
(79)
789
523
67
(79)
511
3,531
344
(111)
3,764
2,855
293
(101)
3,047
Total securities at fair value through

other comprehensive income
$
134,071
$
1,095
$
(448)
$
134,718
$
125,518
$
864
$
(301)
$
126,081
1
Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.
(b)
EQUITY SECURITIES DESIGNATED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

The Bank designated certain equity securities

at FVOCI.
The following table summarizes the fair

value of equity securities designated at

FVOCI as at
July 31, 2026

and October 31, 2025, and dividend income

recognized on these securities for

the three and nine months ended July 31, 2026

and July 31, 2025.
Equity Securities Designated at Fair Value Through

Other Comprehensive Income

(millions of Canadian dollars) As at For the three months ended For the nine months ended
July 31, 2026 October 31, 2025 July 31, 2026 July 31, 2025 July 31, 2026 July 31, 2025
Fair value

Dividend income recognized

Dividend income recognized

Common shares $
2,975
$
2,536
$
34
$
52
$
86
$
167

Preferred shares
789
511
36
34
101
108
Total $
3,764
$
3,047
$
70
$
86
$
187
$
275
The Bank disposed of certain equity securities

in line with the Bank’s investment strategy

and disposed of Federal Home Loan Bank (FHLB)

stock in accordance
with FHLB member stockholding requirements,

as follows:

Equity Securities Net Realized Gains

(Losses)
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31, 2026 July 31, 2025 July 31, 2026 July 31, 2025
Equity Securities
Fair value $
167
$
63
$
376
$
189
Cumulative realized gain/(loss)
60
15
108
(5)
FHLB Stock
Fair value
54
664
85
1,201

Cumulative realized gain/(loss)
–
–
–
–
(c)
DEBT SECURITIES NET REALIZED GAINS

(LOSSES)
The Bank disposed of certain debt securities

measured at amortized cost and FVOCI

during the quarter.
The following table summarizes the net realized

gains
and losses on securities disposed of during

the three and nine months ended July 31,

2026 and July 31, 2025, which are included

in Other income (loss) on the
Interim Consolidated Statement of Income.
Debt Securities Net Realized Gains (Losses)
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31, 2026 July 31, 2025 1 July 31, 2026 July 31, 2025 1
Debt securities at amortized cost $
8
$
(337)
$
8
$
(1,533)
Debt securities at fair value through other

comprehensive income
4
(35)
6
(41)
Total $
12
$
(372)
$
14
$
(1,574)
1
Includes $
339

million (US$
244

million) and $
1,546

million (US$
1,092

million), respectively, for the three and nine months ended

July 31, 2025 of pre-tax losses on debt securities related
to the balance sheet restructuring initiative undertaken in the U.S. Banking segment. Refer to Note 25 of the Bank

’s 2025 Annual Consolidated Financial Statements for additional information regarding the asset limitation on TD’s two U.S. bank subsidiaries.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 61
(d)
CREDIT QUALITY OF DEBT SECURITIES
The Bank evaluates non-retail credit risk

on an individual borrower basis, using both

a borrower risk rating (BRR) and facility

risk rating, as detailed in the shaded
area of the “Managing Risk” section of the 2025

MD&A. This system is used to assess all non-retail

exposures, including debt securities.

The following table provides the gross carrying

amounts of debt securities measured at amortized

cost and debt securities at FVOCI by internal

risk rating for credit
risk management purposes, presenting

separately those debt securities that are

subject to Stage 1, Stage 2, and Stage 3

allowances. Refer to the “Allowance

for
Credit Losses” table in Note 6 for details regarding

the allowance and provision for credit losses

on debt securities.

Debt Securities by Risk Rating

(millions of Canadian dollars) As at
July 31, 2026 October 31, 2025
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Debt securities
1
Investment grade $
366,430
$
–
$ n/a 2 $
366,430
$
362,521
$
–
$ n/a $
362,521
Non-investment grade
1,230
116
n/a
1,346
738
167
n/a
905
Watch and classified n/a
35
n/a
35
n/a
49
n/a
49
Default n/a n/a
–
–
n/a n/a
–
–
Total debt securities
367,660
151
–
367,811
363,259
216
–
363,475
Allowance for credit losses on debt securities
at amortized cost
2
–
–
2
2
–
–
2
Total debt securities, net of

allowance
$
367,658
$
151
$
–
$
367,809
$
363,257
$
216
$
–
$
363,473
1
Includes debt securities backed by government-guaranteed loans of $
93

million (October 31, 2025 – $
94

million), which are reported in Non-investment grade or a lower risk rating based on the issuer’s credit risk.
2

Not applicable.
As at July 31, 2026, total debt securities, net

of allowance, in the table above, include

debt securities measured at amortized

cost, net of allowance, of
$
236,855

million (October 31, 2025 – $
240,439

million), and debt securities measured at

FVOCI of $
130,954

million (October 31, 2025 – $
123,034

million). The
difference between probability-weighted ECLs

and base ECLs on debt securities at amortized

cost and at FVOCI as at both July 31,

2026 and October 31, 2025,
was insignificant.
NOTE 6: LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES

(a) LOANS
The following table provides details regarding

the Bank’s loans as at July 31, 2026 and October

31, 2025.

Loans

(millions of Canadian dollars) As at
July 31, 2026 October 31, 2025
Residential mortgages $
292,598
$
315,063
Consumer instalment and other personal
291,421
259,033
Credit card
42,104
41,662
Business and government
373,421
345,943

999,544
961,701
Loans at FVOCI
1
374
288
Total loans
999,918
961,989
Total allowance for loan losses
8,508
8,689
Total loans, net of allowance $
991,410
$
953,300
1
Included in Financial assets at fair value through other comprehensive income on the Interim Consolidated Balance

Sheet.
Business and government loans and loans

at FVOCI are grouped together as reflected

below for presentation in the “Loans by

Risk Ratings” table.

Loans – Business and Government

(millions of Canadian dollars) As at
July 31, 2026 October 31, 2025
Loans at amortized cost $
373,421
$
345,943
Loans at FVOCI 1
374
288
Loans
373,795
346,231
Allowance for loan losses
3,629
3,847
Loans, net of allowance $
370,166
$
342,384
1
Included in Financial assets at fair value through other comprehensive income on the Interim Consolidated Balance

Sheet.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 62
(b) CREDIT QUALITY OF LOANS
In the retail portfolio, including individuals and

small businesses, the Bank manages exposures

on a pooled basis, using predictive credit

scoring techniques. For
non-retail exposures, each borrower is assigned

a BRR that reflects the probability of default

(PD)

of the borrower using proprietary industry

and sector specific
risk models and expert judgment. Refer to

the shaded areas of the “Managing Risk”

section of the 2025 MD&A for further

details, including the mapping of PD
ranges to risk levels for retail exposures

as well as the Bank’s 21-point BRR scale

to risk levels and external ratings for non-retail

exposures.

The following table provides the gross carrying

amounts of loans and credit risk exposures

on loan commitments and financial guarantee

contracts by internal risk
rating for credit risk management purposes,

presenting separately those that are

subject to Stage 1, Stage 2, and Stage 3

allowances.

Loans by Risk Rating

(millions of Canadian dollars) As at
July 31, 2026 October 31, 2025
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Residential mortgages 1,2,3
Low Risk $
200,441
$
801
$ n/a $
201,242
$
221,168
$
765
$ n/a $
221,933
Normal Risk
64,615
11,337
n/a
75,952
70,217
8,391
n/a
78,608
Medium Risk
408
9,950
n/a
10,358
351
9,490
n/a
9,841
High Risk
7
3,943
369
4,319
3
3,700
391
4,094
Default n/a n/a
727
727
n/a n/a
587
587
Total loans
265,471
26,031
1,096
292,598
291,739
22,346
978
315,063
Allowance for loan losses
99
226
105
430
102
175
80
357
Loans, net of allowance
265,372
25,805
991
292,168
291,637
22,171
898
314,706
Consumer instalment and other personal 4

Low Risk
134,218
2,614
n/a
136,832
110,513
2,588
n/a
113,101
Normal Risk
90,003
16,529
n/a
106,532
75,881
19,812
n/a
95,693
Medium Risk
26,845
7,522
n/a
34,367
29,757
6,792
n/a
36,549
High Risk
5,111
7,427
498
13,036
5,407
7,209
448
13,064
Default n/a n/a
654
654
n/a n/a
626
626
Total loans
256,177
34,092
1,152
291,421
221,558
36,401
1,074
259,033
Allowance for loan losses
746
1,126
262
2,134
699
1,220
274
2,193
Loans, net of allowance
255,431
32,966
890
289,287
220,859
35,181
800
256,840
Credit card

Low Risk
7,249
4
n/a
7,253
8,011
4
n/a
8,015
Normal Risk
12,218
107
n/a
12,325
12,222
119
n/a
12,341
Medium Risk
13,434
920
n/a
14,354
12,780
902
n/a
13,682
High Risk
2,865
4,767
371
8,003
2,727
4,329
419
7,475
Default n/a n/a
169
169
n/a n/a
149
149
Total loans
35,766
5,798
540
42,104
35,740
5,354
568
41,662
Allowance for loan losses
753
1,124
438
2,315
743
1,089
460
2,292
Loans, net of allowance
35,013
4,674
102
39,789
34,997
4,265
108
39,370
Business and government 1,2,3,5

Investment grade or Low/Normal Risk
151,636
237
n/a
151,873
139,518
152
n/a
139,670
Non-investment grade or Medium Risk
192,125
12,213
n/a
204,338
173,836
13,289
n/a
187,125
Watch and classified or High Risk
1,403
13,826
111
15,340
538
16,098
77
16,713
Default n/a n/a
2,244
2,244
n/a n/a
2,723
2,723
Total loans
345,164
26,276
2,355
373,795
313,892
29,539
2,800
346,231
Allowance for loan losses
1,264
1,727
638
3,629
1,195
1,878
774
3,847
Loans, net of allowance
343,900
24,549
1,717
370,166
312,697
27,661
2,026
342,384
Total loans
902,578
92,197
5,143
999,918
862,929
93,640
5,420
961,989
Total allowance for loan losses
2,862
4,203
1,443
8,508
2,739
4,362
1,588
8,689
Total loans, net of allowance $
899,716
$
87,994
$
3,700
$
991,410
$
860,190
$
89,278
$
3,832
$
953,300
1
Includes impaired loans with a balance of $
199

million (October 31, 2025 – $
273

million) which did not have a related allowance for loan losses as the realizable value of the collateral exceeded the loan amount.
2
Excludes trading loans and non-trading loans at FVTPL with a fair value of $
32

billion (October 31, 2025 – $
30

billion) and $
1

billion (October 31, 2025 – $
0.3

billion), respectively.
3
Includes insured mortgages of $
66

billion (October 31, 2025 – $
69

billion).
4

Includes Canadian government-insured real estate personal loans of $
5

billion (October 31, 2025 – $
5

billion).
5
Includes loans guaranteed by government agencies of $
25

billion (October 31, 2025 – $

billion), which are primarily reported in Non-investment grade or a lower risk rating based on the borrowers’ credit risk.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 63
Loans by Risk Rating (Continued)

– Off-Balance Sheet Credit Instruments
1

(millions of Canadian dollars) As at
July 31, 2026 October 31, 2025
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Retail Exposures
2

Low Risk $
313,013
$
1,333
$ n/a $
314,346
$
318,759
$
1,464
$ n/a $
320,223
Normal Risk
72,005
1,220
n/a
73,225
62,564
1,147
n/a
63,711
Medium Risk
17,341
1,106
n/a
18,447
16,381
1,295
n/a
17,676
High Risk
1,458
1,103
–
2,561
1,282
1,092
–
2,374
Default n/a n/a
–
–
n/a n/a
–
–
Non-Retail Exposures 3
Investment grade
353,009
–
n/a
353,009
319,274
–
n/a
319,274
Non-investment grade
108,189
6,109
n/a
114,298
103,936
5,710
n/a
109,646
Watch and classified
1,044
4,520
–
5,564
150
4,905
–
5,055
Default n/a n/a
406
406
n/a n/a
343
343
Total off-balance sheet credit
instruments
866,059
15,391
406
881,856
822,346
15,613
343
838,302
Allowance for off-balance sheet credit

instruments
471
570
5
1,046
470
566
16
1,052
Total off-balance sheet credit
instruments, net of allowance $
865,588
$
14,821
$
401
$
880,810
$
821,876
$
15,047
$
327
$
837,250
1
Excludes mortgage commitments.
2

Includes $
406

billion (October 31, 2025 – $
401

billion) of personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
3

Includes $
71

billion (October 31, 2025 – $

billion) of the undrawn component of uncommitted credit and liquidity facilities.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 64
(c) ALLOWANCE FOR CREDIT LOSSES
The following table provides details on

the Bank’s allowance for credit losses as at and

for the three and nine months ended July 31,

2026 and July 31, 2025,
including allowance for off-balance sheet instruments

in the applicable categories.

Allowance for Credit Losses
(millions of Canadian dollars) Foreign Foreign

exchange,

exchange,

Balance at
Provision

Write-offs, disposals, Balance Balance at
Provision

Write-offs, disposals, Balance
beginning for credit net of and other at end of beginning for credit net of and other at end of of period losses recoveries adjustments period of period losses recoveries adjustments period

For the three months ended
July 31, 2026 July 31, 2025
Residential mortgages $
420
$
12
$
(4)
$
2
$
430
$
348
$
1
$
(5)
$
1
$
345
Consumer instalment and other
personal
2,215
307
(342)
26
2,206
2,221
280
(293)
3
2,211
Credit card
2,783
425
(436)
56
2,828
2,716
401
(394)
5
2,728
Business and government
4,031
174
(187)
72
4,090
4,299
290
(141)
(31)
4,417
Total allowance for loan losses,
including off-balance sheet
instruments
9,449
918
(969)
156
9,554
9,584
972
(833)
(22)
9,701
Debt securities at amortized cost
2
(1)
–
1
2
3
(1)
–
–
2
Debt securities at FVOCI
3
–
–
–
3
2
–
–
–
2
Total allowance for credit
losses on debt securities
5
(1)
–
1
5
5
(1)
–
–
4
Total allowance for credit losses $
9,454
$
917
$
(969)
$
157
$
9,559
$
9,589
$
971
$
(833)
$
(22)
$
9,705
Comprising:
Allowance for credit losses on
loans at amortized cost $
8,419

$
8,508
$
8,613

$
8,682
Allowance for credit losses on
loans at FVOCI
–
–
–
–
Allowance for loan losses
8,419
8,508
8,613
8,682
Allowance for off-balance sheet
instruments
1,030
1,046
971
1,019

Allowance for credit losses on

debt securities
5
5
5
4
For the nine months ended
July 31, 2026 July 31, 2025
Residential mortgages $
357
$
81
$
(8)
$
–
$
430
$
365
$
(14)
$
(6)
$
–
$
345
Consumer instalment and other
personal
2,273
935
(1,003)
1
2,206
2,133
1,016
(934)
(4)
2,211
Credit card
2,790
1,304
(1,267)
1
2,828
2,699
1,302
(1,265)
(8)
2,728
Business and government
4,321
637
(817)
(51)
4,090
3,940
1,220
(687)
(56)
4,417
Total allowance for loan losses,
including off-balance sheet
instruments
9,741
2,957
(3,095)
(49)
9,554
9,137
3,524
(2,892)
(68)
9,701
Debt securities at amortized cost
2
(1)
–
1
2
3
(1)
–
–
2
Debt securities at FVOCI
2
1
–
–
3
1
1
–
–
2
Total allowance for credit
losses on debt securities
4
–
–
1
5
4
–
–
–
4
Total allowance for credit losses $
9,745
$
2,957
$
(3,095)
$
(48)
$
9,559
$
9,141
$
3,524
$
(2,892)
$
(68)
$
9,705
Comprising:
Allowance for credit losses on
loans at amortized cost $
8,689

$
8,508
$
8,094

$
8,682
Allowance for credit losses on
loans at FVOCI
–
–
–
–
Allowance for loan losses
8,689
8,508
8,094
8,682
Allowance for off-balance sheet
instruments
1,052
1,046
1,043
1,019

Allowance for credit losses on

debt securities
4
5
4
4

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 65
(d) ALLOWANCE FOR LOAN LOSSES BY STAGE
The following table provides details on

the Bank’s allowance for loan losses by stage as

at and for the three months ended July 31,

2026 and July 31, 2025.

Allowance for Loan Losses by Stage
(millions of Canadian dollars) For the three months ended
July 31, 2026 July 31, 2025
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Residential Mortgages
Balance at beginning of period $
101
$
223
$
96
$
420
$
106
$
174
$
68
$
348
Provision for credit losses
Transfer to Stage 1 1
33
(31)
(2)
–
28
(27)
(1)
–
Transfer to Stage 2
(19)
27
(8)
–
(7)
15
(8)
–
Transfer to Stage 3
–
(16)
16
–
–
(13)
13
–
Net remeasurement due to transfers into stage 2
(8)
4
–
(4)
(7)
4
–
(3)
New originations or purchases 3
10
n/a n/a
10
7
n/a n/a
7
Net repayments 4
(1)
(1)
–
(2)
(1)
(1)
–
(2)
Derecognition of financial assets (excluding
disposals and write-offs) 5
(2)
(12)
(11)
(25)
(3)
(5)
(8)
(16)
Changes to risk, parameters, and models 6
(15)
31
17
33
(22)
24
13
15
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(4)
(4)
–
–
(5)
(5)
Recoveries
–
–
–
–
–
–
–
–
Foreign exchange and other adjustments
–
1
1
2
–
–
1
1
Balance at end of period $
99
$
226
$
105
$
430
$
101
$
171
$
73
$
345
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments,
at beginning of period $
720
$
1,220
$
275
$
2,215
$
673
$
1,270
$
278
$
2,221
Provision for credit losses
Transfer to Stage 1 1
259
(258)
(1)
–
213
(212)
(1)
–
Transfer to Stage 2
(55)
76
(21)
–
(54)
77
(23)
–
Transfer to Stage 3
(3)
(75)
78
–
(2)
(71)
73
–
Net remeasurement due to transfers into stage 2
(123)
64
3
(56)
(91)
67
2
(22)
New originations or purchases 3
104
n/a n/a
104
91
n/a n/a
91
Net repayments 4
(31)
(26)
(9)
(66)
(23)
(27)
(5)
(55)
Derecognition of financial assets (excluding
disposals and write-offs) 5
(24)
(29)
(11)
(64)
(22)
(29)
(16)
(67)
Changes to risk, parameters, and models 6
(87)
189
287
389
(79)
165
247
333
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(425)
(425)
–
–
(385)
(385)
Recoveries
–
–
83
83
–
–
92
92
Foreign exchange and other adjustments
10
13
3
26
2
1
–
3
Balance, including off-balance sheet instruments,
at end of period
770
1,174
262
2,206
708
1,241
262
2,211
Less: Allowance for off-balance sheet instruments 7
24
48
–
72
25
54
–
79
Balance at end of period $
746
$
1,126
$
262
$
2,134
$
683
$
1,187
$
262
$
2,132
Credit Card 8
Balance, including off-balance sheet instruments,
at beginning of period $
941
$
1,394
$
448
$
2,783
$
953
$
1,314
$
449
$
2,716
Provision for credit losses
Transfer to Stage 1 1
289
(280)
(9)
–
280
(269)
(11)
–
Transfer to Stage 2
(77)
105
(28)
–
(88)
113
(25)
–
Transfer to Stage 3
(6)
(243)
249
–
(7)
(240)
247
–
Net remeasurement due to transfers into stage 2
(115)
117
7
9
(98)
118
7
27
New originations or purchases 3
40
n/a n/a
40
39
n/a n/a
39
Net repayments 4
4
(1)
15
18
(13)
2
16
5
Derecognition of financial assets (excluding
disposals and write-offs) 5
(15)
(27)
(110)
(152)
(13)
(31)
(61)
(105)
Changes to risk, parameters, and models 6
(121)
341
290
510
(125)
345
215
435
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(540)
(540)
–
–
(497)
(497)
Recoveries
–
–
104
104
–
–
103
103
Foreign exchange and other adjustments
20
24
12
56
1
4
–
5
Balance, including off-balance sheet instruments,
at end of period
960
1,430
438
2,828
929
1,356
443
2,728
Less: Allowance for off-balance sheet instruments 7
207
306
–
513
201
295
–
496
Balance at end of period $
753
$
1,124
$
438
$
2,315
$
728
$
1,061
$
443
$
2,232
1
Transfers represent stage transfer movements prior to ECL remeasurement.

2

Represents the mechanical remeasurement between twelve-month (i.e., Stage 1) and lifetime ECLs (i.e., Stage 2 or 3) due to stage transfers necessitated by credit risk migration, as described in the “Significant Increase in Credit Risk” section of Note 2 and Note 3 of the Bank’s 2025

Annual Consolidated Financial Statements, holding all other factors impacting the change in ECLs constant.

3

Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
4

Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.

5

Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
6

Represents the changes in the allowance related to current period changes in risk (e.g.,

PD) caused by changes to macroeconomic factors, level of risk, parameters,

and/or models,
subsequent to stage migration. Refer to the “Measurement of Expected Credit Losses”, “Forward-Looking Information

”

and “Expert Credit Judgment”

sections of Note 2 and Note 3 of the
Bank’s 2025 Annual Consolidated Financial Statements for further details.

7

The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim

Consolidated Balance Sheet.
8

Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 of the Bank’s 2025 Annual
Consolidated Financial Statements for further details.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 66
Allowance for Loan Losses by Stage (Continued)
(millions of Canadian dollars) For the three months ended
July 31, 2026 July 31, 2025
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Business and Government
Balance, including off-balance sheet instruments,
at beginning of period $
1,446
$
1,869
$
716
$
4,031
$
1,328
$
2,134
$
837
$
4,299
Provision for credit losses
Transfer to Stage 1
1
111
(111)
–
–
123
(122)
(1)
–
Transfer to Stage 2
(172)
176
(4)
–
(203)
214
(11)
–
Transfer to Stage 3
(2)
(41)
43
–
(2)
(181)
183
–
Net remeasurement due to transfers into stage
1
(28)
44
1
17
(29)
42
(1)
12
New originations or purchases
1
421
n/a n/a
421
438
n/a n/a
438
Net repayments
1
11
(8)
(30)
(27)
2
2
(30)
(26)
Derecognition of financial assets (excluding
disposals and write-offs)
1
(226)
(219)
(110)
(555)
(217)
(314)
(121)
(652)
Changes to risk, parameters, and models
1
(83)
188
213
318
(4)
311
211
518
Disposals
–
–
–
–
–
–
(13)
(13)
Write-offs
–
–
(221)
(221)
–
–
(158)
(158)
Recoveries
–
–
34
34
–
–
17
17
Foreign exchange and other adjustments
26
45
1
72
7
(5)
(20)
(18)
Balance, including off-balance sheet instruments,
at end of period
1,504
1,943
643
4,090
1,443
2,081
893
4,417
Less: Allowance for off-balance sheet instruments
2
240
216
5
461
223
212
9
444
Balance at end of period
1,264
1,727
638
3,629
1,220
1,869
884
3,973
Total Allowance, including

off-balance sheet

instruments, at end of period
3,333
4,773
1,448
9,554
3,181
4,849
1,671
9,701
Less: Total Allowance for

off-balance sheet

instruments 2
471
570
5
1,046
449
561
9
1,019
Total Allowance for Loan Losses

at end of period
$
2,862
$
4,203
$
1,443
$
8,508
$
2,732
$
4,288
$
1,662
$
8,682
1
For explanations regarding this line item, refer to the “Allowance for Loan Losses by Stage” table on the previous page in this Note.
2

The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim

Consolidated Balance Sheet.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 67
The following table provides details on

the Bank’s allowance for loan losses by stage as

at and for the nine months ended July 31,

2026 and July 31, 2025.
Allowance for Loan Losses by Stage
(millions of Canadian dollars) For the nine months ended
July 31, 2026 July 31, 2025
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Residential Mortgages
Balance at beginning of period $
102
$
175
$
80
$
357
$
116
$
189
$
60
$
365
Provision for credit losses
Transfer to Stage 1 1
80
(75)
(5)
–
85
(81)
(4)
–
Transfer to Stage 2
(40)
63
(23)
–
(20)
43
(23)
–
Transfer to Stage 3
–
(36)
36
–
–
(32)
32
–
Net remeasurement due to transfers into stage 2
(19)
13
–
(6)
(19)
12
–
(7)
New originations or purchases 3
21
n/a n/a
21
19
n/a n/a
19
Net repayments 4
(3)
(3)
–
(6)
(3)
(3)
–
(6)
Derecognition of financial assets (excluding
disposals and write-offs) 5
(4)
(22)
(29)
(55)
(12)
(15)
(21)
(48)
Changes to risk, parameters, and models 6
(37)
110
54
127
(65)
58
35
28
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(11)
(11)
–
–
(7)
(7)
Recoveries
–
–
3
3
–
–
1
1
Foreign exchange and other adjustments
(1)
1
–
–
–
–
–
–
Balance at end of period $
99
$
226
$
105
$
430
$
101
$
171
$
73
$
345
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments,
at beginning of period $
724
$
1,275
$
274
$
2,273
$
696
$
1,175
$
262
$
2,133
Provision for credit losses
Transfer to Stage 1 1
647
(643)
(4)
–
537
(533)
(4)
–
Transfer to Stage 2
(180)
243
(63)
–
(178)
249
(71)
–
Transfer to Stage 3
(9)
(232)
241
–
(7)
(220)
227
–
Net remeasurement due to transfers into stage 2
(289)
206
9
(74)
(234)
215
6
(13)
New originations or purchases 3
277
n/a n/a
277
251
n/a n/a
251
Net repayments 4
(77)
(80)
(18)
(175)
(65)
(81)
(13)
(159)
Derecognition of financial assets (excluding
disposals and write-offs) 5
(69)
(84)
(35)
(188)
(64)
(86)
(36)
(186)
Changes to risk, parameters, and models 6
(255)
489
861
1,095
(227)
525
825
1,123
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(1,247)
(1,247)
–
–
(1,196)
(1,196)
Recoveries
–
–
244
244
–
–
262
262
Foreign exchange and other adjustments
1
–
–
1
(1)
(3)
–
(4)
Balance, including off-balance sheet instruments,
at end of period
770
1,174
262
2,206
708
1,241
262
2,211
Less: Allowance for off-balance sheet instruments 7
24
48
–
72
25
54
–
79
Balance at end of period $
746
$
1,126
$
262
$
2,134
$
683
$
1,187
$
262
$
2,132
Credit Card 8
Balance, including off-balance sheet instruments,
at beginning of period $
944
$
1,386
$
460
$
2,790
$
947
$
1,374
$
378
$
2,699
Provision for credit losses
Transfer to Stage 1 1
822
(794)
(28)
–
1,000
(967)
(33)
–
Transfer to Stage 2
(260)
337
(77)
–
(256)
325
(69)
–
Transfer to Stage 3
(22)
(787)
809
–
(18)
(768)
786
–
Net remeasurement due to transfers into stage 2
(325)
367
23
65
(398)
343
20
(35)
New originations or purchases 3
136
n/a n/a
136
113
n/a n/a
113
Net repayments 4
9
(1)
49
57
(7)
5
54
52
Derecognition of financial assets (excluding
disposals and write-offs) 5
(38)
(83)
(333)
(454)
(49)
(74)
(240)
(363)
Changes to risk, parameters, and models 6
(306)
1,004
802
1,500
(400)
1,120
815
1,535
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(1,598)
(1,598)
–
–
(1,558)
(1,558)
Recoveries
–
–
331
331
–
–
293
293
Foreign exchange and other adjustments
–
1
–
1
(3)
(2)
(3)
(8)
Balance, including off-balance sheet instruments,
at end of period
960
1,430
438
2,828
929
1,356
443
2,728
Less: Allowance for off-balance sheet instruments 7
207
306
–
513
201
295
–
496
Balance at end of period $
753
$
1,124
$
438
$
2,315
$
728
$
1,061
$
443
$
2,232
1
Transfers represent stage transfer movements prior to ECL remeasurement.

2

Represents the mechanical remeasurement between twelve-month (i.e., Stage 1) and lifetime ECLs (i.e., Stage 2 or 3) due to stage transfers necessitated by credit risk migration, as described in the “Significant Increase in Credit Risk” section of Note 2 and Note 3 of the Bank’s 2025

Annual Consolidated Financial Statements, holding all other factors impacting the change in ECLs constant.

3

Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
4

Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.

5

Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
6

Represents the changes in the allowance related to current period changes in risk (e.g.,

PD) caused by changes to macroeconomic factors, level of risk, parameters,

and/or models,
subsequent to stage migration. Refer to the “Measurement of Expected Credit Losses”, “Forward-Looking Information

”

and “Expert Credit Judgment”

sections of Note 2 and Note 3 of the
Bank’s 2025 Annual Consolidated Financial Statements for further details.

7

The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim

Consolidated Balance Sheet.
8

Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 of the Bank’s 2025 Annual
Consolidated Financial Statements for further details.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 68
Allowance for Loan Losses by Stage (Continued)
(millions of Canadian dollars) For the nine months ended
July 31, 2026 July 31, 2025
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Business and Government
Balance, including off-balance sheet instruments,
at beginning of period $
1,439
$
2,092
$
790
$
4,321
$
1,150
$
1,937
$
853
$
3,940
Provision for credit losses
Transfer to Stage 1
1
285
(285)
–
–
277
(273)
(4)
–
Transfer to Stage 2
(455)
466
(11)
–
(517)
548
(31)
–
Transfer to Stage 3
(6)
(254)
260
–
(6)
(405)
411
–
Net remeasurement due to transfers into stage
1
(87)
123
2
38
(75)
145
–
70
New originations or purchases
1
1,216
n/a n/a
1,216
1,052
n/a n/a
1,052
Net repayments
1
18
(85)
(174)
(241)
17
(22)
(116)
(121)
Derecognition of financial assets (excluding
disposals and write-offs)
1
(698)
(668)
(398)
(1,764)
(546)
(709)
(243)
(1,498)
Changes to risk, parameters, and models
1
(218)
552
1,054
1,388
82
872
763
1,717
Disposals
–
–
(27)
(27)
–
–
(22)
(22)
Write-offs
–
–
(884)
(884)
–
–
(743)
(743)
Recoveries
–
–
67
67
–
–
56
56
Foreign exchange and other adjustments
10
2
(36)
(24)
9
(12)
(31)
(34)
Balance, including off-balance sheet instruments,
at end of period
1,504
1,943
643
4,090
1,443
2,081
893
4,417
Less: Allowance for off-balance sheet instruments
2
240
216
5
461
223
212
9
444
Balance at end of period
1,264
1,727
638
3,629
1,220
1,869
884
3,973
Total Allowance, including

off-balance sheet

instruments, at end of period
3,333
4,773
1,448
9,554
3,181
4,849
1,671
9,701
Less: Total Allowance for

off-balance sheet

instruments 2
471
570
5
1,046
449
561
9
1,019
Total Allowance for Loan Losses

at end of period
$
2,862
$
4,203
$
1,443
$
8,508
$
2,732
$
4,288
$
1,662
$
8,682
1
For explanations regarding this line item, refer to the “Allowance for Loan Losses by Stage” table on the previous page in this Note.
2

The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim

Consolidated Balance Sheet.
The allowance for credit losses on all remaining

financial assets is not significant.
(e)

FORWARD-LOOKING INFORMATION
Relevant macroeconomic factors are incorporated

in risk parameters as appropriate. Additional

risk factors that are industry or segment

specific are also
incorporated, where relevant. The key macroeconomic

variables used in determining ECLs include

regional unemployment rates for all retail exposures

and
regional housing price indices for residential

mortgages and home equity lines of credit.

For business and government loans,

the key macroeconomic variables
include gross domestic product (GDP), unemployment

rates, interest rates, and credit spreads.

Refer to Note 3 of the Bank’s 2025 Annual

Consolidated Financial
Statements for a discussion of how forward-looking

information is generated and considered

in determining whether there has been a

significant increase in credit
risk and in measuring ECLs.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 69
Macroeconomic Variables
Select macroeconomic variables are projected

over the forecast period.
The following table sets out average values

of the macroeconomic variables over

the four
calendar quarters starting with the current

quarter, and the remaining 4-year forecast period for the base forecast and upside and downside scenarios

used in
determining the Bank’s ECLs as at July 31, 2026.

As the forecast period increases, information

about the future becomes less readily

available and projections are
anchored on assumptions around structural relationships

between economic parameters that

are inherently much less certain. Economic uncertainty

remains
elevated amid several key risks affecting the

outlook, most notably the conflict in the

Middle East and the ongoing U.S.-Canada

trade negotiations. Further trade
escalation or a prolonged Middle East

conflict that results in renewed upward pressure

on global energy prices pose downside risks

to the economic outlook.
However, the Bank’s Canadian and U.S. downside scenarios already incorporate recession risks through the

allowance process.
Macroeconomic Variables
As at
July 31, 2026
Base Forecast Upside Scenario Downside Scenario
Average Remaining Average Remaining Average Remaining
Q3 2026- 4-year Q3 2026- 4-year Q3 2026- 4-year
Q2 2027 1 period 1 Q2 2027 1 period 1 Q2 2027 1 period 1

Unemployment rate
Canada
6.4
%
5.9
%
6.1
%
5.7
%
7.7
%
7.2
%
United States
4.2
4.0
4.0
3.7
5.5
5.4
Real GDP
Canada
1.4
1.8
1.9
2.1
(0.8)
2.1
United States
2.1
2.0
2.5
2.4
(0.3)
2.4
Home prices
Canada (average existing price) 2
1.1
3.6
3.0
3.8
(4.1)
2.8
United States (CoreLogic HPI)
3
1.3
3.5
1.7
4.1
(6.0)
4.0
Central bank policy interest rate
Canada
2.25
2.25
2.75
2.75
1.13
1.42
United States
3.56
3.25
3.75
3.75
2.06
2.30
U.S. 10-year treasury yield
4.20
4.10
4.58
4.58
3.77
3.70
U.S. 10-year BBB spread (%-pts)
1.53
1.60
1.24
1.53
2.33
1.91
Exchange rate (U.S. dollar/Canadian dollar) $
0.74
$
0.75
$
0.75
$
0.76
$
0.68
$
0.70
1
The numbers represent average values for the quoted periods and the average of year-on-year growth for real GDP and home prices.
2

The average home price is the average transacted sale price of homes sold via the Multiple Listing Service; data is collected by the Canadian Real Estate Association.
3

The CoreLogic home price index (HPI) is a repeat-sales index which tracks increases and decreases in the same home’s sales price over time.
(f)

SENSITIVITY OF ALLOWANCE FOR CREDIT LOSSES
ECLs are sensitive to the inputs used in internally

developed models, the macroeconomic

variables in the forward-looking forecasts and

respective probability
weightings in determining the probability-weighted

ECLs, and other factors considered when

applying expert credit judgment. Changes

in these inputs,
assumptions, models, and judgments would

affect the assessment of significant increase in

credit risk and the measurement of ECLs.
The following table presents the base ECL

scenario compared to the probability-weighted

ECLs, with the latter derived from

three ECL scenarios for performing
loans and off-balance sheet instruments. The difference

reflects the impact of deriving multiple

scenarios around the base ECLs and resultant

change in ECLs due
to non-linearity and sensitivity to using

macroeconomic forecasts.

Change from Base to Probability-Weighted

ECLs
(millions of Canadian dollars, except

as noted)
As at
July 31, 2026 October 31, 2025
Probability-weighted ECLs $
8,106
$
8,137
Base ECLs
7,563
7,737
Difference – in amount $
543
$
400
Difference – in percentage
7.2
%
5.2
%
ECLs for performing loans and off-balance sheet instruments

consist of an aggregate amount of Stage 1 and

Stage 2 probability-weighted ECLs

which are twelve-
month ECLs and lifetime ECLs, respectively. Transfers from Stage 1 to Stage

2 ECLs result from a significant increase

in credit risk since initial recognition.
The
following table shows the estimated impact

of staging on ECLs by presenting all performing

loans and off-balance sheet instruments calculated

using twelve-month
ECLs compared to the current aggregate probability-weighted

ECLs, holding all risk profiles constant.

Incremental Lifetime ECLs Impact
(millions of Canadian dollars)

As at
July 31, 2026 October 31, 2025
Probability-weighted ECLs $
8,106
$
8,137
All performing loans and off-balance sheet instruments

using 12-month ECLs
6,309
6,435
Incremental lifetime ECLs impact $
1,797
$
1,702
(g)

FORECLOSED ASSETS
Foreclosed assets are repossessed non-financial

assets where the Bank gains title, ownership,

or possession of individual properties,

such as real estate
properties, which are managed for sale in an

orderly manner with the proceeds used

to reduce or repay any outstanding debt.

The Bank does not generally occupy
foreclosed properties for its business use.

The Bank predominantly relies on third-party

appraisals to determine the carrying value of

foreclosed assets.

Foreclosed
assets held for sale were $
89

million as at July 31, 2026 (October 31, 2025 – $
101

million) and were recorded in Other assets

on the Interim Consolidated Balance
Sheet.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 70
(h)

LOANS PAST DUE BUT NOT IMPAIRED
A loan is classified as past due when a borrower

has failed to make a payment by the

contractual due date.
The following table summarizes loans that are

past
due but not impaired.

Loans less than 31 days contractually past

due are excluded as they do not generally

reflect a borrower’s ability to meet

their payment
obligations.

Loans Past Due but not Impaired 1
(millions of Canadian dollars) As at
July 31, 2026 October 31, 2025

31-60 61-89 31-60 61-89

days days Total days days Total
Residential mortgages

$
485
$
146
$
631
$
407
$
129
$
536
Consumer instalment and other personal
1,004
287
1,291
930
301
1,231
Credit card
362
251
613
373
253
626
Business and government
258
91
349
247
85
332
Total

$
2,109
$
775
$
2,884
$
1,957
$
768
$
2,725
1
Includes loans that are measured at FVOCI.

NOTE 7: INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
INVESTMENT IN THE CHARLES SCHWAB CORPORATION

On February 12, 2025, the Bank sold its entire

remaining equity investment in The

Charles Schwab Corporation (“Schwab”) through a

registered offering and
share repurchase by Schwab. Immediately prior

to the sale, TD held
184.7

million shares of Schwab’s common stock, representing
10.1
% economic ownership.
The sale of the shares resulted in proceeds

of approximately $
21.0

billion and the Bank recognized in Other income

(loss) a net gain on sale of approximately
$
9.2

billion. This gain is net of the release of

related cumulative foreign currency translation

from AOCI, the release of AOCI on designated

net investment hedging
items, and direct transaction costs. For segment

reporting, the Bank recognized an after-tax

gain of $
8.6

billion in its Corporate segment and $
184

million of
underwriting fees in its Wholesale segment

as a result of TD Securities acting as a lead

bookrunner on the transaction. In the second

quarter of fiscal 2026,

the
Bank revised its estimate of taxes owed on

the gain from its disposition of Schwab shares,

which increased the Bank's after-tax gain

to $
8.9

billion. Refer to Note
15 for further details.
The Bank discontinued recording its share

of earnings available to common shareholders

from its investment in Schwab following

the sale. Prior to the sale, the
Bank accounted for its investment in

Schwab using the equity method. The Bank’s

share of Schwab’s earnings available to common

shareholders was reported
with a one-month lag. The Bank’s share of net

income from its prior investment in Schwab

of $
305

million during the nine months ended July

31, 2025, reflects net
income after adjustments for amortization of

certain intangibles net of tax.
The Stockholder Agreement was terminated

by the Bank’s sale of its equity investment in Schwab.

The Bank continues to have a business

relationship with
Schwab through the insured deposit account

agreement (“Schwab IDA Agreement”).
INSURED DEPOSIT ACCOUNT AGREEMENT
On May 4, 2023, the Bank and Schwab entered

into an amended Schwab IDA Agreement,

with an initial expiration of July 1, 2034.

Pursuant to the Schwab IDA
Agreement, the Bank makes sweep deposit

accounts available to clients of Schwab.

Schwab designates a portion of the deposits

with the Bank as fixed-rate
obligation amounts. Remaining deposits are designated

as floating-rate obligations. The IDA deposit

floor is set at US$
60

billion.

Refer to Note 26 of the Bank’s 2025 Annual

Consolidated Financial Statements for further details

on the Schwab IDA Agreement.
NOTE 8: OTHER ASSETS

Other Assets
(millions of Canadian dollars) As at
July 31 October 31
2026 2025
Accounts receivable and other items $
8,135
$
9,366
Accrued interest
5,587
5,674
Current income tax receivable
4,566
3,849
Defined benefit asset

1,131

1,111
Investments in other associates and joint

ventures
1
5,647
5,237
Prepaid expenses
2,042
1,815
Reinsurance contract assets
947
936
Total $
28,055
$
27,988
1
One

of these investments was disposed of by the Bank during the third quarter of fiscal 2025 for net proceeds of

$

million.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 71
NOTE 9: DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal, which primarily include business and government
chequing accounts. Notice deposits are those for which the Bank can legally require notice prior to withdrawal,

which include both savings and chequing
accounts. Term

deposits are payable on a given date of maturity with terms ranging from one day to ten years and generally include fixed term deposits, guaranteed investment certificates, senior debt, and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at
July 31, 2026, was $
553

billion (October 31, 2025 – $
544

billion).

Deposits
(millions of Canadian dollars) As at
July 31 October 31
By Type By Country 2026 2025
Demand Notice Term 1 Canada United States International Total Total
Personal $
28,004
$
482,682
$
134,487
$
359,306
$
285,867
$
–
$
645,173
$
650,396
Banks
9,917
422
25,726
21,568
13,620
877
36,065
27,233
Business and government
2
157,838
204,232
217,416
421,657
156,929
900
579,486
589,475
195,759
687,336
377,629
802,531
456,416
1,777
1,260,724
1,267,104
Trading
–
–
43,486
28,725
7,144
7,617
43,486
37,882
Designated at fair value through
profit or loss 3
–
–
212,671
46,451
93,795
72,425
212,671
197,336
Total $
195,759
$
687,336
$
633,786
$
877,707
$
557,355
$
81,819
$
1,516,881
$
1,502,322
Non-interest-bearing deposits
included above 4
Canada $
62,467
$
60,796
United States
74,350
73,364
International
43
1
Interest-bearing deposits
included above 4
Canada
815,240
834,275
United States
5
483,005
468,328
International
81,776
65,558
Total 2,6 $
1,516,881
$
1,502,322
1 Includes $
107.4

billion (October 31, 2025 – $
104.3

billion) of senior debt which is subject to the bank recapitalization “bail-in” regime. This regime provides certain statutory powers to the
Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares in the event that the Bank becomes non-viable.
2 Includes $
62.4

billion relating to covered bondholders (October 31, 2025 – $
70.6

billion).
3

Financial liabilities designated at FVTPL on the Interim Consolidated Balance Sheet also include $
351

million (October 31, 2025 – $
299

million) of loan commitments, financial guarantees
and other liabilities designated at FVTPL.
4

The geographical splits of the deposits are based on the point of origin of the deposits.
5

Includes $
11.2

billion (October 31, 2025 – $
7.2

billion) of U.S. federal funds deposited and $
13.3

billion (October 31, 2025 – $
1.1

billion) of deposits and advances with the FHLB.
6

Includes deposits of $
802.8

billion (October 31, 2025 – $
807.7

billion) denominated in U.S. dollars and $
126.3

billion (October 31, 2025 – $
111.1

billion) denominated in other foreign
currencies.
NOTE 10: OTHER LIABILITIES

Other Liabilities
(millions of Canadian dollars)
As at

July 31 October 31
2026 2025
Accounts payable, accrued expenses, and

other items
$
8,475
$
8,954
Accrued interest
4,448
4,652
Accrued salaries and employee benefits
7,413
7,313
Cheques and other items in transit
1,188
255
Current income tax payable
318
296
Deferred tax liabilities
301
303
Defined benefit liability
1,328
1,372
Lease liabilities
5,354
5,352
Liabilities related to structured entities
3,110
4,008
Provisions
1,545
1,735
Total $
33,480
$
34,240

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 72
NOTE 11: SUBORDINATED NOTES AND DEBENTURES

Issuances
On April 30, 2026, the Bank issued $
1

billion of Non-Viability Contingent Capital (NVCC)

fixed rate reset notes constituting subordinated

indebtedness of the Bank,
maturing on June 16, 2036. The notes will

bear interest at a fixed rate of
4.208
% per annum (paid semi-annually) until

June 16, 2031, and at the Daily
Compounded Canadian Overnight Repo Rate

Average plus
1.270
% thereafter (paid quarterly) until maturity

on June 16, 2036. With prior approval of

OSFI, the
Bank may, at its option, redeem the notes on or after June 16, 2031,

in whole or in part, at par plus accrued and unpaid

interest on not more than
60

nor less than
10

days' notice to holders.
Subsequent to the quarter ended July 31, 2026,

on August 5, 2026, the Bank issued $
382

million (SGD
350

million) of Fixed Rate Reset Callable Subordinated
Notes (NVCC) constituting subordinated indebtedness

of the Bank, maturing on August 5, 2036.

The notes will bear interest at a fixed rate of
3.125
% per annum
(paid semi-annually) until August 5, 2031, and

at the 5-year SORA-OIS rate plus
1.048
% thereafter (paid semi-annually) until

maturity on August 5, 2036. With
prior approval of OSFI, the Bank may, at its option, redeem the notes on August 5, 2031, in whole but not in part,

at par plus accrued and unpaid interest

on not
more than
60

nor less than
10

days' notice to holders.
Redemptions
On March 4, 2026, the Bank redeemed all of

its outstanding $
1.25

billion
4.859
% NVCC Subordinated Notes due March

4, 2031, constituting subordinated
indebtedness of the Bank, at a redemption price

of
100

per cent of the principal amount, plus accrued

and unpaid interest up to, but excluding,

the redemption
date.
Subsequent to the quarter ended July 31, 2026,

on August 11, 2026, the Bank announced that it intends to exercise its right to redeem all of its outstanding
US$
1.5

billion
3.625
% NVCC Subordinated Notes due 2031 on

September 15, 2026, at a redemption

price of par, plus accrued and unpaid interest up to, but
excluding, the redemption date.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 73
NOTE 12: EQUITY

On June 11, 2026, the Bank issued $
1.25

billion of NVCC Additional Tier 1 Limited

Recourse Capital Notes Series 7 (Series

7 LRCNs). The Series 7 LRCNs will
bear interest at a rate of
5.918

per cent annually, payable quarterly, for the initial period ending on, but excluding,

July 31, 2031. Thereafter, the interest rate on the
LRCNs will reset every
five years

at a rate equal to the prevailing 5-year Government

of Canada Yield plus
2.85

per cent. The LRCNs will mature

on
July 31, 2086
.
Concurrently with the issuance of the LRCNs,

the Bank issued
1,250,000

Non-Cumulative 5-Year Fixed Rate Reset NVCC Preferred Shares, Series

34 (Preferred
Shares Series 34). The Preferred Shares

Series 34 are eliminated on the Bank’s Consolidated

Financial Statements. With prior approval of OSFI,

the Bank may,
at its option, redeem the notes on or after

July 31, 2031, in whole or in part, at par

plus accrued and unpaid interest on not more

than
60

nor less than
10

days'
notice to holders.
The following table summarizes the changes

to the shares and other equity instruments

issued and outstanding,

and treasury instruments held as at and

for the
three and nine months ended July 31, 2026 and

July 31, 2025.

Shares and Other Equity Instruments

Issued and Outstanding and Treasury Instruments

Held
(thousands of shares or other equity instruments
and millions of Canadian dollars) For the three months ended For the nine months ended

July 31, 2026 July 31, 2025 July 31, 2026 July 31, 2025
Number Number Number Number
of shares Amount of shares Amount of shares Amount of shares Amount
Common Shares
Balance as at beginning of period
1,652,420
$
24,309
1,722,791
$
25,136
1,689,496
$
24,727
1,750,272
$
25,373
Proceeds from shares issued on exercise
of stock options
580
52
852
62
2,276
202
1,797
131
Shares issued as a result of dividend
reinvestment plan
–
–
–
–
–
–
1,575
130
Purchase of shares for cancellation and other
(14,489)
(212)
(15,530)
(227)
(53,261)
(780)
(45,531)
(663)
Balance as at end of period – common shares
1,638,511
$
24,149
1,708,113
$
24,971
1,638,511
$
24,149
1,708,113
$
24,971
Preferred Shares and Other Equity Instruments
Preferred Shares – Class A
Balance as at beginning of period
49,650
$
2,850
71,650
$
3,400
49,650
$
2,850
91,650
$
3,900
Redemption of shares
–
–
(14,000)
(350)
–
–
(34,000)
(850)
Balance as at end of period
49,650
$
2,850
57,650
$
3,050
49,650
$
2,850
57,650
$
3,050
Other Equity Instruments
1
Balance as at beginning of period
7,251
$
8,775
6,501
$
7,738
7,251
$
8,775
5,751
$
6,988
Issue of limited recourse capital notes
1,250
1,250
–
–
1,250
1,250
750
750
Balance as at end of period
8,501
$
10,025
6,501
$
7,738
8,501
$
10,025
6,501
$
7,738
Balance as at end of period – preferred

shares
and other equity instruments
58,151
$
12,875
64,151
$
10,788
58,151
$
12,875
64,151
$
10,788
Treasury – common shares 2
Balance as at beginning of period
369
$
(60)
313
$
(26)
–
$
–
213
$
(17)
Purchase of shares

18,436
(2,949)
33,496
(3,222)
67,352
(9,162)
112,437
(9,606)
Sale of shares
(18,691)
2,990
(32,900)
3,156
(67,238)
9,143
(111,741)
9,531
Balance as at end of period – treasury
– common shares
114
$
(19)
909
$
(92)
114
$
(19)
909
$
(92)
Treasury – preferred shares and
other equity instruments 2
Balance as at beginning of period
25
$
(14)
141
$
(28)
29
$
(4)
163
$
(18)
Purchase of shares and other equity instruments

1,671
(2,022)
705
(73)
2,240
(2,537)
4,147
(1,460)
Sale of shares and other equity instruments
(1,595)
1,990
(779)
99
(2,168)
2,495
(4,243)
1,476
Balance as at end of period – treasury
– preferred shares and other equity

instruments
101
$
(46)
67
$
(2)
101
$
(46)
67
$
(2)
1
For Other Equity Instruments, the number of shares represents the number of notes issued.
2

When the Bank purchases its own equity instruments as part of its trading business, they are classified as treasury instruments and the cost of these instruments is recorded as a reduction in equity.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 74
DIVIDENDS
On August 26, 2026, the Board approved a

dividend in an amount of one dollar and

twelve cents ($
1.12
) per fully paid common share in the

capital stock of the
Bank for the quarter ending October 31, 2026,

payable on and after October 31, 2026,

to shareholders of record at the close

of business on October 9, 2026.
DIVIDEND REINVESTMENT PLAN
The Bank offers a Dividend Reinvestment Plan

(DRIP) for its common shareholders.

Participation in the plan is optional and

under the terms of the plan, cash
dividends on common shares are used

to purchase additional common shares. At

the option of the Bank, the common shares

may be issued from treasury at an
average market price based on the last five

trading days before the date of the dividend

payment, with a discount of between
0
% to
5
% at the Bank’s discretion or
purchased from the open market at market

prices.
During the three and nine months ended July

31, 2026, the Bank satisfied the DRIP requirements

through open market common share purchases.

During the
three months ended July 31,

2025, the Bank satisfied the DRIP requirements

through open market common share purchases.

During the nine months ended
July 31, 2025, the Bank satisfied the DRIP requirements

through common shares issued from treasury

with
no

discount for the first three months and open

market
common share purchases in the last

six months.
NORMAL COURSE ISSUER BID
On February 24, 2025, the Bank announced

that the Toronto Stock Exchange (TSX) and OSFI had approved a normal course issuer bid (2025 NCIB) to purchase
for cancellation up to
100

million of its common shares for up to $
8

billion. The Bank completed its 2025

NCIB in January 2026, under which it repurchased

and
cancelled $
8

billion of its common shares.

On January 16, 2026, the Bank announced

that the TSX and OSFI have approved

the Bank’s new normal course issuer bid (2026

NCIB) to repurchase for
cancellation up to $
7

billion of its common shares, not

to exceed
61

million common shares. The 2026 NCIB

commenced on January 20, 2026, and will

terminate
on (A) the earliest to occur of: (i) January 15,

2027; (ii) the date on which the aggregate

purchase cost of common shares purchased

equals $
7

billion; and (iii) the
date on which the maximum number of

common shares purchasable is reached; or (B)

such earlier date as the Bank may determine.

From the commencement of
the 2026 NCIB on January 20, 2026, to July 31,

2026, the Bank repurchased
37.7

million shares under the program, at an average

price of $
143.31

per share for a
total amount of $
5.4

billion. During the three months ended

July 31, 2026, the Bank repurchased and

cancelled approximately
14.5

million shares under the 2026
NCIB program, for a total of $
2.4

billion.
NOTE 13: SHARE-BASED COMPENSATION

For the three and nine months ended July

31, 2026, the Bank recognized compensation

expense for stock option awards of $
7.3

million and $
25.7

million,
respectively (three and nine months ended

July 31, 2025 – $
6.4

million and $
16.5

million, respectively). During the three

months ended July 31, 2026 and
July 31, 2025, nil

stock options were granted by the Bank.

During the nine months ended July 31, 2026,
1.6

million (nine months ended July 31, 2025 –
2.0

million)
stock options were granted by the Bank at

a weighted-average fair value of $
21.89

per option (July 31, 2025 – $
12.80

per option).
The following table summarizes the assumptions

used for estimating the fair value of options

for the nine months ended July 31, 2026

and July 31, 2025.
Assumptions Used for Estimating the

Fair Value of Options
(in Canadian dollars, except as noted) For the nine months ended
July 31 July 31
2026 2025
Risk-free interest rate
3.42
%
3.08
%
Option contractual life
10 years
10 years
Expected volatility
19.44
%
19.47
%
Expected dividend yield
4.02
%
3.94
%
Exercise price/share price $
126.43
$
75.76
The risk-free interest rate is based on Government

of Canada benchmark bond yields as

at the grant date. Expected volatility is

calculated based on the historical
average daily volatility and expected dividend

yield is based on dividend payouts in the last

fiscal year. These assumptions are measured over a period
corresponding to the option contractual life.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 75
NOTE 14: EMPLOYEE BENEFITS

The following table summarizes expenses for

the Bank’s principal pension and non-pension post-retirement defined benefit plans and the Bank’s other

material
defined benefit pension plans, for the

three and nine months ended July 31, 2026

and July 31,

2025. Other employee defined benefit

plans operated by the Bank
and certain of its subsidiaries are not considered

material for disclosure purposes.
Defined Benefit Plan Expenses
(millions of Canadian dollars) Principal post-retirement

Principal pension plans benefit plan Other pension plans
1
For the three months ended
July 31 July 31 July 31 July 31 July 31 July 31
2026 2025 2026 2025 2026 2025
Service cost – benefits earned $
68
$
69
$
1
$
1
$
5
$
4
Net interest cost (income) on net defined

benefit liability (asset)
(12)
(13)
4
5
4
5
Interest cost on asset limitation and minimum

funding

requirement
–
–
–
–
1
1
Past service cost
–
–
–
–
–
1
Defined benefit administrative expenses
3
3
–
–
1
1
Total $
59
$
59
$
5
$
6
$
11
$
12
For the nine months ended
July 31 July 31 July 31 July 31 July 31 July 31
2026 2025 2026 2025 2026 2025
Service cost – benefits earned $
205
$
207
$
4
$
4
$
15
$
14
Net interest cost (income) on net defined

benefit liability (asset)
(35)
(38)
12
13
12
16
Interest cost on asset limitation and minimum

funding

requirement
–
–
–
–
1
1
Past service cost
–
–
–
–
2
1
Defined benefit administrative expenses
8
8
–
–
4
4
Total $
178
$
177
$
16
$
17
$
34
$
36
1
Includes Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance defined benefit pension plan, TD Insurance defined benefit pension plan, and supplemental executive defined benefit pension plans.
The following table summarizes expenses for

the Bank’s defined contribution plans for the three

and nine months ended July 31, 2026 and

July 31, 2025.
Defined Contribution Plan Expenses
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31 July 31 July 31 July 31
2026 2025 2026 2025
Defined contribution pension plans 1 $
100
$
82
$
303
$
273
Government pension plans
2
148
128
534
488
Total $
248
$
210
$
837
$
761
1
Includes defined contribution portion of the TD Pension Plan (Canada) and TD Bank, N.A. defined contribution 401(k)

plan.
2

Includes Canada Pension Plan, Quebec Pension Plan, and Social Security under the U.S.
Federal Insurance Contributions Act .
The following table summarizes the remeasurements

recognized in OCI for the Bank’s principal pension

and post-retirement defined benefit plans

and certain of
the Bank’s other material defined benefit pension

plans, for the three and nine months ended

July 31, 2026 and July 31, 2025.
Amounts Recognized in Other Comprehensive

Income for Remeasurement of Defined

Benefit Plans
1,2,3
(millions of Canadian dollars) Principal post-retirement
Principal pension plans benefit plan Other pension plans
For the three months ended
July 31 July 31 July 31 July 31 July 31 July 31
2026 2025 2026 2025 2026 2025
Remeasurement gain/(loss) – financial $
106
$
152
$
9
$
4
$
8
$
4
Remeasurement gain/(loss) – return on plan

assets less
interest income
(51)
(177)
–
–
–
–
Change in asset limitation and minimum

funding requirement
(11)
–
–
–
–
–
Total $
44
$
(25)
$
9
$
4
$
8
$
4
For the nine months ended
July 31 July 31 July 31 July 31 July 31 July 31
2026 2025 2026 2025 2026 2025
Remeasurement gain/(loss) – financial $
541
$
310
$
27
$
9
$
15
$
8
Remeasurement gain/(loss) – return on plan

assets less
interest income
(472)
(361)
–
–
–
–
Change in asset limitation and minimum

funding requirement
(11)
–
–
–
–
–
Total $
58
$
(51)
$
27
$
9
$
15
$
8
1

Excludes the Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance defined benefit pension plan, TD Insurance defined benefit pension plan, and other employee defined benefit plans operated by the Bank and certain of its subsidiaries not considered material for disclosure purposes as these plans are not remeasured on
a quarterly basis.

2

Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. All other assumptions are updated annually.
3

Amounts are presented on a pre-tax basis.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 76
NOTE 15: INCOME TAXES
Income Tax Adjustment on the Gain on Sale of Schwab Shares
In the second quarter of fiscal 2026,

the Bank revised its estimate of taxes owed

on the gain from its disposition of Schwab

shares in the prior year. The revision
reflected the Bank's most recent tax filings

and included

previously inestimable information. The

revision reduced the Bank's provision

for income taxes by
$
288

million in the prior quarter.

Other Tax Matters
The Canada Revenue Agency (CRA), Revenu

Québec Agency (RQA) and Alberta

Tax and Revenue Administration (ATRA) are denying certain dividend and interest deductions claimed by the Bank.

During the quarter, the CRA and the RQA reassessed the

Bank for a total of $
4

million of additional income tax and
interest. As at July 31, 2026, the CRA has reassessed

the Bank for $
1,679

million for the years 2011 to 2021, the RQA has reassessed

the Bank for $
53

million for
the years 2011 to 2020, and the ATRA has reassessed the Bank for $
71

million for the years 2011 to 2020. In total, the Bank has been reassessed for
$
1,803

million of income tax and interest. The Bank

expects to continue to be reassessed

for open years. The Bank is of the view

that its tax filing positions were
appropriate and filed a Notice of Appeal with

the Tax Court of Canada on March 21, 2023.
NOTE 16: EARNINGS PER SHARE

Basic earnings per share is calculated by

dividing net income available to common

shareholders by the weighted-average number

of common shares outstanding
for the period.

Diluted earnings per share is calculated using

the same method as basic earnings per

share except that certain adjustments are made

to net income available
to common shareholders and the weighted-average

number of shares outstanding for the effects of

all dilutive potential common shares

that are assumed to be
issued by the Bank.
The following table presents the Bank’s basic and

diluted earnings per share for the three and

nine months ended July 31, 2026 and

July 31, 2025.
Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31 July 31 July 31 July 31
2026 2025 2026 2025
Basic earnings per share
Net income available to common shareholders $
4,521
$
3,248
$
12,512
$
16,884
Weighted-average number of common shares outstanding

(millions)
1,646.0
1,716.7
1,662.3
1,735.7
Basic earnings per share (Canadian dollars) $
2.75
$
1.89
$
7.53
$
9.73
Diluted earnings per share
Net income available to common shareholders

including impact of dilutive securities
$
4,521
$
3,248
$
12,512
$
16,884
Weighted-average number of common shares outstanding

(millions)
1,646.0
1,716.7
1,662.3
1,735.7
Effect of dilutive securities
Stock options potentially exercisable (millions) 1
6.2
2.2
5.3
1.3
Weighted-average number of common shares outstanding

– diluted (millions)
1,652.2
1,718.9
1,667.6
1,737.0
Diluted earnings per share (Canadian dollars) 1 $
2.74
$
1.89
$
7.50
$
9.72
1
For the three and nine months ended July 31, 2026, and the three months ended July 31, 2025, no

outstanding options were excluded from the computation of diluted earnings per share.
For the nine months ended July 31, 2025, the computation of diluted earnings per share excluded average options outstanding of
4.7

million with a weighted-average exercise price of
$
92.91
, as the option price was greater than the average market price of the Bank’s common shares.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 77
NOTE 17: PROVISIONS AND CONTINGENT

LIABILITIES

Other than as described below, there have been no new significant events or transactions except as previously

identified in Note 25 of the Bank’s 2025 Annual
Consolidated Financial Statements.
(a)

LEGAL AND REGULATORY MATTERS
In the ordinary course of business, the Bank

and its subsidiaries are involved in various

legal and regulatory actions, including but

not limited to civil claims and
lawsuits, regulatory examinations, investigations,

audits, and requests for information by

governmental, regulatory and self-regulatory

agencies and law
enforcement authorities in various jurisdictions,

in respect of our businesses and compliance

programs. The Bank establishes provisions

when it becomes
probable that the Bank will incur a loss and

the amount can be reliably estimated.

The Bank also estimates the aggregate range

of reasonably possible losses
(RPL) in its legal and regulatory actions (that

is, those which are neither probable nor

remote), in excess of provisions. However, the Bank does

not disclose the
specific possible loss associated with each underlying

matter given the substantial uncertainty associated

with each possible loss as described below and

the
negative consequences to the Bank’s resolution

of the matters that comprise the

RPL should individual possible losses be disclosed.

As at July 31, 2026, the
Bank’s RPL is from
zero

to approximately $
400

million (October 31, 2025 – from
zero

to approximately $
440.7

million). The Bank’s provisions and RPL represent
the Bank’s best estimates based upon currently available

information for actions for which estimates

can be made, but there are a number of factors

that could
cause the Bank’s actual losses to be significantly

different from its provisions or RPL. For example,

the Bank’s estimates involve significant judgment

due to the
varying stages of the proceedings, the existence

of multiple defendants in many proceedings

whose share of liability has yet to be determined,

the numerous yet-
unresolved issues in many of the proceedings,

some of which are beyond the Bank’s control and/or

involve novel legal theories and interpretations,

the attendant
uncertainty of the various potential outcomes

of such proceedings, and the fact that the underlying

matters will change from time to time. In

addition, some actions
seek very large or indeterminate damages.

Refer to Note 25 of the Bank’s 2025 Annual Consolidated

Financial Statements for details on the Bank’s significant
legal and regulatory matters. Based on

the Bank’s current knowledge, and subject to

the factors listed above as well as other uncertainties

inherent in litigation and
regulatory matters, other than as described

below: (i) there have been no notable developments

to the matters previously identified in Note

25 of the Bank’s 2025
Annual Consolidated Financial Statements; and

(ii) since October 31, 2025, no other legal

or regulatory matter has arisen or progressed

to the point that it would
reasonably be expected to result in a material

financial impact to the Bank.
As previously disclosed, on October 10, 2024,

the Bank announced that, following active

cooperation and engagement with authorities and

regulators, it
reached a resolution (the “Global Resolution”)

of previously disclosed investigations related

to its U.S. Bank Secrecy Act (BSA) and Anti-Money

Laundering (AML)
compliance programs (collectively, the “U.S. BSA/AML program”).

The Bank and certain of its U.S. subsidiaries

consented to orders with the Office of the
Comptroller of the Currency (OCC), the Federal

Reserve Board, and the Financial Crimes

Enforcement Network and entered into plea

agreements with the
Department of Justice (DOJ), Criminal

Division, Money Laundering and Asset

Recovery Section and the United States

Attorney’s Office for the District of New
Jersey. Details of the Global Resolution include: (i) a total payment of US$
3.088

billion ($
4.233

billion), all of which was provisioned during

the 2024 fiscal year;
(ii) TD Bank, N.A. (TDBNA) pleading guilty

to one count of conspiring to fail to maintain

an adequate AML program, failing

to file accurate currency transaction
reports (CTRs) and launder money and

TD Bank US Holding Company (TDBUSH)

pleading guilty to two counts of causing

TDBNA to fail to maintain an adequate
AML program and to fail to file accurate

CTRs; (iii) requirements to remediate the

Bank’s U.S. BSA/AML program; (iv) a requirement

to prioritize the funding and
staffing of the remediation, which includes Board

certifications for dividend distributions

from certain of the Bank’s U.S. subsidiaries to the

Bank; (v) formal
oversight of the U.S. BSA/AML remediation

through an independent compliance monitorship;

(vi) a prohibition against the average combined

total assets of TD’s
two U.S. banking subsidiaries (TDBNA and

TD Bank USA, N.A.) (collectively, the “U.S. Bank”) exceeding

US$
434

billion (representing the combined total assets
of the U.S. Bank as at September 30, 2024)

(the “Asset Limitation”), and if the U.S. Bank

does not achieve compliance with all actionable

articles in the OCC
consent orders (and for each successive

year that the U.S. Bank remains non-compliant),

the OCC may require the U.S. Bank to

further reduce total consolidated
assets by up to
7
%; (vii) the U.S. Bank being subject to OCC

supervisory approval processes for any

additions of new bank products, services,

markets, and
stores prior to the OCC’s acceptance of the

U.S. Bank’s improved AML policies and procedures,

to ensure the AML risk of new initiatives is appropriately
considered and mitigated; (viii) requirements

for the Bank and TD Group U.S. Holdings,

LLC (TDGUS) to retain a third party

to assess the effectiveness of the
corporate governance and U.S. management

structure and composition to adequately

oversee U.S. operations; (ix) requirements

to comply with the terms of the
plea agreements with the DOJ during a five-year

term of probation (which could be extended

as a result of the Bank failing to complete

the compliance
undertakings, failing to cooperate or to report

alleged misconduct as required, or

committing additional crimes); (x) an ongoing

obligation to cooperate with DOJ
investigations; and (xi) an ongoing obligation

to report evidence or allegations of violations

by the Bank, its affiliates, or their employees

that may be a violation of
U.S. federal law. The Bank is focused on meeting the

terms of the consent orders and plea agreements,

including meeting its requirements to remediate

the
Bank’s U.S. BSA/AML compliance programs.

During the first fiscal quarter of 2025, the

Bank fully paid the remainder of the monetary penalty

owed pursuant to the
consent orders and plea agreements that

were entered into as part of the Global Resolution.

The payment was covered by provisions previously

taken by the Bank
for this matter.
As previously disclosed, the Bank and

some former and current directors, officers and employees

have been named as defendants in proposed

class action
lawsuits in the United States and Canada

purporting to be brought on behalf of

the Bank’s shareholders alleging, among other things,

that a decline in the price of
the Bank’s shares was the result of misleading disclosures

with respect to the Bank’s AML compliance programs

and/or the potential outcomes of the government
agencies’ or regulators’ investigations.

The two proposed class actions filed in

the United States have been consolidated

under the caption
Tiessen v. The
Toronto-Dominion Bank, et al.,
in the United States District Court for

the Southern District of New York, and a consolidated amended complaint has been filed
which names TD Bank, N.A., TDBUSH,

and certain former and current officers as

defendants. On May 30, 2025, the defendants

filed a motion to dismiss in the
Tiessen
case, which is pending before the court. Out

of the three proposed class actions in Ontario,
Parkin v. The Toronto-Dominion Bank, et al., has been
identified as the lead action with the other

two Ontario actions being stayed. There remains

one further proposed class action in Quebec

which has been stayed.
The Parkin
certification hearing and the motion to seek

leave under the
Securities Act
(Ontario) have been argued and the

court's decision is pending. A putative
shareholder derivative action, captioned Rubin v. Masrani, et al., has also been filed purportedly on behalf of

TD in the United States in the Supreme

Court of the
State of New York, New York County,

against certain former and current

TD directors, officers and employees, and certain

of TD’s U.S. affiliates and subsidiaries.
The complaint asserts alleged breaches of

duties and other claims against the individual

defendants in connection with the Bank’s

U.S. BSA/AML compliance
programs. On October 31, 2025, TD filed a

motion to dismiss the
Rubin
action, which is pending before the

court. Certain purported TD shareholders

have also
filed an application in the Ontario Superior

Court of Justice (
The Trustees of International Brotherhood of Electrical Workers,

et al., v. The Toronto-Dominion Bank,
et al.
) seeking leave to bring a shareholder derivative

action in the Delaware Court of Chancery

on behalf of TD and TDBUSH against certain

current and former
directors and officers. The motion to seek leave

was heard on April 21, 2026. On May 4, 2026,

the Court issued its decision declining

the application. The
applicants filed a notice of appeal and

the appeal is scheduled to be heard on March

17, 2027. All of the proceedings are

still in early stages. Losses or damages
cannot be estimated at this time.
As previously disclosed, the Bank has been

named as a defendant in a purported

class action lawsuit in the United States to be brought

on behalf of First
Horizon shareholders alleging that a decline

in the price of First Horizon shares was

the result of alleged misleading disclosures

the Bank made with respect to its
U.S. BSA/AML compliance programs and its

effect on the Bank’s contemplated merger

with First Horizon. The lawsuit also names

some of the Bank’s former and
current officers and a former employee as defendants.

On November 26, 2025, the court dismissed

plaintiffs’ complaint, but gave plaintiffs a final opportunity to

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 78
amend their complaint again to attempt

to address its deficiencies. On January

22, 2026, the plaintiffs did not amend their

complaint and instead filed a notice of
appeal. On February 26, 2026, three lawsuits

brought by entities organized under

the laws of the Cayman Islands were filed on

an individual basis in New Jersey
state court against the Bank, TDBNA,

TDGUS and current and former officers and

employees claiming they were induced

to purchase and hold First Horizon stock
based on TD's representations concerning

TD's U.S. BSA/AML compliance programs

and its effect on the Bank's contemplated

merger with First Horizon
(
Nineteen77 Global Multi-Strategy Alpha Master

Ltd. et al v. The Toronto-Dominion Bank et al; AQR Arbitrage MA Offshore Fund L.P. et al v. The Toronto-
Dominion Bank et al; HBK Master Fund LP

et al v. The Toronto-Dominion Bank et al
.). On March 27, 2026, TD filed a notice

to remove the cases to federal court,
which plaintiffs are contesting. Losses or damages

cannot be estimated at this time.
U.S. government agencies are conducting

inquiries or investigations related to fair access

to banking, including pursuant to Executive

Order 14331
(Guaranteeing Fair Banking for All Americans),

which directed a review by certain government

agencies of financial institutions’ policies

and practices for
providing, maintaining, or discontinuing

financial products or services to customers

or potential customers. The Bank is responding

to requests from U.S.
government agencies regarding, among other

things, the Bank's policies and processes and

the provision of services to customers

and potential customers.
As previously disclosed, the Bank is a defendant

in Canada and/or the United States in a

number of matters, including class actions,

alleging claims in
connection with various fees, practices and

credit decisions. The cases are in various

stages of maturity and include, among others:

a Quebec action against
members of the financial services industry

(including the Bank) regarding the existence

and amount of the insufficient or non-sufficient

funds fee, a Quebec action
against certain brokers (including TD Direct

Investing) regarding disclosure of foreign

conversion fees, a Quebec action against members

of the automobile
insurance industry (including Primmum Insurance

Company) regarding underwriting practices

in Quebec, a class action that was certified

against the Bank related
to a specific class of employees and TD’s practice

of treating amounts paid under the applicable

compensation plans as inclusive of vacation

pay and public
holiday pay for those employees, and a Quebec

action that was recently certified against

members of the financial services industry (including

the Bank) regarding
certain mortgage

prepayment charges.
Refer to Note 15 for disclosures related

to tax matters.
(b)

RESTRUCTURING CHARGES
During fiscal 2026, the Bank undertook certain

measures to reduce its cost base and achieve

greater efficiency. The restructuring program concluded on
January 31, 2026. For the three and nine months

ended July 31, 2026, the Bank incurred pre-tax

restructuring charges (recovery) of ($
10
) million and $
184

million,
respectively (three and nine months ended

July 31, 2025 – $
333

million and $

million, respectively).

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 79
NOTE 18: SEGMENTED INFORMATION
For management reporting purposes, the Bank

reports its results from business operations

and activities under four key business

segments:

Canadian Personal
and Commercial Banking, U.S. Banking,

Wealth Management and Insurance, and Wholesale

Banking. The Bank’s other activities are grouped

into the Corporate
segment. Effective the first quarter of 2026, the

Bank renamed its U.S. Retail segment to

U.S. Banking to better reflect the segment’s financial

products and
services.
Canadian Personal and Commercial

Banking provides financial products and services

to personal, small business and commercial

customers, and includes
TD Auto Finance Canada. U.S. Banking is

comprised of personal and business banking

in the U.S., TD Auto Finance U.S., and the

U.S. wealth business.

Effective
the first quarter of 2026, non-interest income

within U.S. Banking is adjusted for the Bank’s

share of losses from community-based

tax-advantaged investments
accounted for using the equity method

which are reclassified to provision for income

taxes. The adjustment for the three and nine

months ended July 31, 2026 was
$
185

million (US$
132

million) and $
548

million (US$
395

million), respectively (three and nine

months ended July 31, 2025 – $
165

million (US$
120

million) and
$
490

million (US$
349

million), respectively). Comparative amounts

have been reclassified to conform

with the presentation adopted in the first

quarter of 2026. On
February 12, 2025, the Bank sold its entire remaining

equity investment in Schwab.

Prior to the sale, the Bank’s investment in Schwab

was reported in the U.S.
Banking segment,

refer to Note 7 for further details.

Wealth Management and Insurance includes the

Canadian wealth business which provides investment
products and services to institutional and retail

investors, and the insurance business which

provides property and casualty insurance,

as well as life and health
insurance products to customers across

Canada. Wholesale Banking provides a wide

range of capital markets, investment banking,

and corporate banking
products and services,

including underwriting and distribution

of new debt and equity issues, providing

advice on strategic acquisitions and divestitures,

and
meeting the daily trading, funding, and investment

needs of the Bank’s clients. The Corporate

segment includes the effects of certain asset securitization programs, treasury management, elimination

of taxable equivalent adjustments and other

management reclassifications, corporate level

tax items, and residual
unallocated revenue and expenses.
The following table summarizes the segment

results for the three and nine months ended

July 31, 2026 and July 31, 2025.
Results by Business Segment 1
(millions of Canadian dollars)
Canadian

Wealth
Personal and Management
Commercial Banking U.S. Banking and Insurance Wholesale Banking 2 Corporate 2 Total
For the three months ended July 31
2026 2025 2026 2025 2026 2025 2026 2025 2026 2025 2026 2025
Net interest income (loss) $
4,528
$
4,239
$
3,352
$
3,101
$
466
$
373
$
270
$
110
$
680
$
703
$
9,296
$
8,526
Non-interest income (loss)
989
1,002
814
541
3,619
3,300
2,311
1,953
(144)
(25)
7,589
6,771
Total revenue
5,517
5,241
4,166
3,642
4,085
3,673
2,581
2,063
536
678
16,885
15,297
Provision for (recovery of)
credit losses
478
463
317
317
–
–
41
71
81
120
917
971
Insurance service expenses
–
–
–
–
1,646
1,563
–
–
–
–
1,646
1,563
Non-interest expenses

2,131
2,066
2,554
2,381
1,296
1,155
1,594
1,493
900
1,427
8,475
8,522
Income (loss) before income taxes

and share of net income from
investment in Schwab
2,908
2,712
1,295
944
1,143
955
946
499
(445)
(869)
5,847
4,241
Provision for (recovery of)
income taxes

813
759
221
184
302
252
203
101
(307)
(391)
1,232
905
Share of net income from
investment in Schwab 3,4
–
–
–
–
–
–
–
–
–
–
–
–
Net income (loss) $
2,095
$
1,953
$
1,074
$
760
$
841
$
703
$
743
$
398
$
(138)
$
(478)
$
4,615
$
3,336
For the nine months ended July 31
2026 2025 2026 2025 2026 2025 2026 2025 2026 2025 2026 2025
Net interest income (loss) $
13,211
$
12,397
$
9,844
$
9,203
$
1,295
$
1,104
$
471
$
48
$
2,125
$
1,765
$
26,946
$
24,517
Non-interest income (loss)
2,983
2,984
2,191
139
10,474
9,670
6,973
6,144
(300)
8,829
22,321
27,766
Total revenue
16,194
15,381
12,035
9,342
11,769
10,774
7,444
6,192
1,825
10,594
49,267
52,283
Provision for (recovery of)
credit losses
1,412
1,606
954
1,210
–
–
291
266
300
442
2,957
3,524
Insurance service expenses
–
–
–
–
4,666
4,487
–
–
–
–
4,666
4,487
Non-interest expenses

6,366
6,204
7,498
7,099
3,803
3,459
4,666
4,489
3,267
3,480
25,600
24,731
Income (loss) before income taxes

and share of net income from
investment in Schwab
8,416
7,571
3,583
1,033
3,300
2,828
2,487
1,437
(1,742)
6,672
16,044
19,541
Provision for (recovery of)
income taxes

2,352
2,119
656
88
865
738
571
321
(1,309)
(678)
3,135
2,588
Share of net income from
investment in Schwab 3,4
–
–
–
277
–
–
–
–
–
28
–
305
Net income (loss) $
6,064
$
5,452
$
2,927
$
1,222
$
2,435
$
2,090
$
1,916
$
1,116
$
(433)
$
7,378
$
12,909
$
17,258
1
The retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in non-interest expenses, resulting in no impact to Corporate reported net income (loss). Net income (loss) included in the U.S. Banking segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.
2

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB). The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate
segment.

3

The after-tax amount for amortization of acquired intangibles was recorded in the Corporate segment.
4

The Bank’s share of Schwab’s earnings was reported with a one-month lag. Refer to

Note 7 for further details.

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 80
Total Assets by Business Segment
(millions of Canadian dollars) Canadian Wealth
Personal and Management Wholesale
Commercial Banking U.S. Banking and Insurance Banking Corporate
Total

As at July 31, 2026
Total assets $
635,303
$
521,446
$
28,900
$
768,679
$
157,533
$
2,111,861
As at October 31, 2025
Total assets $
616,115
$
530,729
$
25,231
$
754,391
$
168,092
$
2,094,558
NOTE 19: INTEREST INCOME AND EXPENSE

The following tables present interest income

and interest expense by basis of accounting

measurement.

Interest Income
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31, 2026 July 31, 2025 July 31, 2026 July 31, 2025
Measured at amortized cost 1 $
17,016
$
18,457
$
51,292
$
56,528

Measured at FVOCI – Debt instruments 1
1,224
1,157
3,511
3,117
18,240
19,614
54,803
59,645
Measured or designated at FVTPL
2,645
2,049
6,636
6,282
Measured at FVOCI – Equity instruments
73
81
196
271
Total $
20,958
$
21,744
$
61,635
$
66,198
1
Interest income is calculated using EIRM.
Interest Expense
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31, 2026 July 31, 2025 July 31, 2026 July 31, 2025
Measured at amortized cost 1 $
8,011
$
10,605
$
25,629
$
33,047

Measured or designated at FVTPL
3,651
2,613
9,060
8,634
Total $
11,662
$
13,218
$
34,689
$
41,681
1
Interest expense is calculated using EIRM.
NOTE 20: REGULATORY CAPITAL

The Bank manages its capital under guidelines

established by OSFI. The regulatory

capital guidelines measure capital in relation

to credit, market, and operational
risks. The Bank has various capital policies,

procedures, and controls which it utilizes

to achieve its goals and objectives. The

Bank is designated as a domestic
systemically important bank (D-SIB) and

a global systemically important bank (G-SIB).
Canadian banks designated as D-SIBs are required

to comply with OSFI’s minimum targets for risk-based

capital and leverage ratios. The minimum

targets
include a D-SIB surcharge and Domestic Stability

Buffer (DSB) for Common Equity Tier 1 Capital, Tier 1 Capital, Total Capital and risk-based Total Loss
Absorbing Capacity (TLAC) ratios. The

DSB level was decreased to
3.0
% as of June 19, 2026, and as a result the

published regulatory minimum targets are

set at
11.0
%,
12.5
%,
14.5
% and
24.5
%, respectively. The OSFI target includes the greater of the D-SIB or G-SIB surcharge, both of which are

currently
1
% for the Bank.
The OSFI target for leverage requires D-SIBs

to hold a leverage ratio buffer of
0.50
% in addition to the existing minimum

requirement. This sets the published
regulatory minimum targets for leverage

and TLAC leverage ratios at
3.5
% and
7.25
%, respectively.

The Bank complied with all minimum risk-based

capital and leverage ratio requirements

set by OSFI in the nine months ended July 31,

2026.

The following table summarizes the Bank’s regulatory

capital positions as at July 31, 2026 and

October 31, 2025.
Regulatory Capital Position
(millions of Canadian dollars, except

as noted)
As at
July 31 October 31

2026 2025
Capital
Common Equity Tier 1 Capital $
93,186
$
93,579
Tier 1 Capital
105,319
104,502
Total Capital
116,982
116,866
Risk-weighted assets used in the calculation

of capital ratios
653,368
636,424
Capital and leverage ratios
Common Equity Tier 1 Capital ratio
14.3
%
14.7
%
Tier 1 Capital ratio
16.1
16.4
Total Capital ratio
17.9
18.4
Leverage ratio
4.5
4.6
TLAC Ratio
31.1
31.8
TLAC Leverage Ratio
8.8
8.9

TD BANK GROUP • THIRD QUARTER 2026 • REPORT TO SHAREHOLDERS Page 81
SHAREHOLDER AND INVESTOR INFORMATION
Shareholder Services
If you: And your inquiry relates to:

Please contact:
Are a registered shareholder (your name appears
on your TD share certificate)
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
dividend bank account changes, the dividend
reinvestment plan, eliminating duplicate mailings

of
shareholder materials or stopping (or resuming)
receiving annual and quarterly reports
Transfer Agent:
TSX Trust Company
301-100 Adelaide Street West
Toronto, ON M5H 4H1

1-800-387-0825 (Canada and U.S. only)
or 416-682-3860
Facsimile: 1-888-249-6189

shareholderinquiries@tmx.com or www.tsxtrust.com

Hold your TD shares through the

Direct Registration System

in the United States
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
eliminating duplicate mailings of shareholder
materials or stopping (or resuming) receiving

annual
and quarterly reports
Co-Transfer Agent and Registrar:
Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006
or
Computershare Trust Company, N.A.
150 Royall Street
Suite 101
Canton, MA 02021
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S.: 201-680-6610
Email inquiries: web.queries@computershare.com
For electronic access to your account visit:
www.computershare.com/investor

Beneficially own TD shares that are

held in the
name of an intermediary, such as a bank,

a trust
company, a securities broker or other nominee
Your TD shares, including questions

regarding the
dividend reinvestment plan and mailings of
shareholder materials
Your intermediary
For all other shareholder inquiries, please

contact TD Shareholder Relations at

416-944-6367 or 1-866-756-8936 or email

td.shareholderrelations@td.com. Please
note that by leaving us an e-mail or voicemail

message, you are providing your

consent for us to forward your inquiry

to the appropriate party for response.

General Information
Products and services: Contact TD

Canada Trust, 24 hours a day, seven

days a week: 1-866-567-8888

French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired

(TTY): 1-800-361-1180
Website: www.td.com
Email:

customer.service@td.com
Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference

call in Toronto, Ontario on

August 27, 2026. The call will be audio webcast

live through TD’s website at
9:30 a.m. ET. The call will feature presentations

by TD executives on the Bank’s

financial results for the third quarter and

discussions of related disclosures,
followed by a question-and-answer period with analysts.

The presentation material referenced

during the call will be available on the

TD website at
www.td.com/investor on August

27,

2026, in advance of the call.

A listen-only telephone line is

available at 416-855-9085 or 1-800-990-2777 (toll free),

passcode
00855#.
The audio webcast and presentations will be

archived at www.td.com/investor.

Replay of the teleconference will be available

until 11:59 p.m. ET on
September 11, 2026, by calling 289-819-1325 or

1-888-660-6264 (toll free). The passcode

is 00855#.
Annual Meeting
Thursday, April 15, 2027
Toronto, Ontario